UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: April 26, 2011
Commission File Number: 1-15060
UBS AG
(Registrant’s Name)
Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This Form 6-K consists of the First Quarter 2011 Report of UBS AG, which appears immediately following this page.

First Quarter 2011 Report

Our financial results for
the first quarter of 2011.

First Quarter 2011 Report

Dear shareholders,

For the first quarter of 2011 we achieved a net profit attributable to UBS shareholders of CHF 1.8 billion. Diluted earnings per share for the first quarter increased to CHF 0.47 from CHF 0.43 in the prior quarter. Net new money for the Group increased to over CHF 22 billion, with positive net flows recorded across all of our asset-gathering businesses confirming the return of client trust and confidence. Our Basel II tier 1 capital ratio of 17.9% remains amongst the highest in the industry.

This quarter, markets were characterized by greater levels of volatility sparked by the natural disaster in Japan, political unrest in North Africa and the Middle East, and continued concerns regarding sovereign credit risk in Europe. The occurrence of these extraordinary events over such a short period undoubtedly dampened the high levels of client activity usually associated with the start of the calendar year. Taking into account the state of the market, our result for the first quarter was satisfactory. Nevertheless, it falls short of our overall ambitions for the firm.

Revenues for the Group increased to CHF 8.3 billion compared with CHF 7.1 billion in the fourth quarter of 2010. This reflects improved performance in our credit and equities trading businesses within the Investment Bank, while equities capital market revenues were lower. Credit loss expenses across the Group also declined. Own credit losses fell significantly as our credit spreads tightened, but less markedly than in the fourth quarter. Overall, Group operating income increased by 17%.

First Quarter 2011 Report

Our operating expenses increased marginally, up by 3% from the fourth quarter. This reflects lower litigation charges which were offset by increased personnel costs including the annual salary increases that took effect in early March 2011. We recorded a net tax expense of CHF 426 million this quarter. This compares with a net tax benefit of CHF 469 million recorded in the fourth quarter, when we recognized additional deferred tax assets. At the end of the quarter our balance sheet assets stood at CHF 1,291 billion, down CHF 26 billion, mainly due to a decline in positive replacement values as the result of market and currency movements. Risk-weighted assets rose marginally to CHF 203 billion, partly attributable to the continued growth in our credit business.

Wealth Management’s pre-tax profit increased to CHF 645 million from CHF 462 million in the fourth quarter of 2010. Revenues increased by 7% to CHF 1,928 million, largely due to higher fee and commission income as well as increased interest income. Fee and trading income improved as the initiatives we implemented to grow investment mandates and provide leverage to our clients began to bear fruit. Net new money increased significantly to over CHF 11 billion compared with small net inflows in the prior quarter. This was the primary driver of a 3% increase in our invested assets, which stood at CHF 791 billion at the end of the quarter. The improvement in our revenue was the main contributor to the 6 basis point increase in our gross margin this quarter, with the gross margin standing at 98 basis points for the quarter. Costs were down by 4% compared with the prior quarter.

Retail & Corporate again delivered a stable performance. Pre-tax profit was up 4% to over CHF 400 million compared with the previous quarter. Higher operating income, mainly as a result of significantly lower credit loss expenses compared with the fourth quarter, was partly offset by an increase in operating expenses. During the first quarter, client deposits and loans increased but continuing low interest rates impacted net interest income.

In Wealth Management Americas we continued to make demonstrable progress in delivering on our strategy. Our key performance indicators – profitability and net new money – as well as financial advisor attrition rates all improved, continuing the trend seen over the last few quarters. Pre-tax profit increased to CHF 111 million compared with a small loss in the fourth quar-

ter of 2010, reflecting lower charges for litigation provisions as well as continued revenue growth in US dollar terms, offset by currency movements between the US dollar and the Swiss franc. Net new money, at CHF 3.6 billion, improved for the fifth consecutive quarter. Alongside this continued growth in client confidence we were encouraged by the fact that financial advisor attrition rates for the first quarter fell to their lowest level since before the financial crisis.

Our Global Asset Management business recorded a pre-tax profit of CHF 124 million. This was down on the fourth quarter result, reflecting lower revenues. The decrease in revenues was mainly due to lower net management and performance fees in our alternative and quantitative business. Net new money improved to its highest level since the fourth quarter of 2006. Excluding money market flows, we achieved net inflows of CHF 7.2 billion in the first quarter. The invested asset base increased by CHF 10 billion to CHF 569 billion at the end of the quarter. This was primarily due to positive market movements and net new money, which were partly offset by the continued strengthening of the Swiss franc. Operating expenses decreased mainly as a result of reduced personnel costs.

The Investment Bank delivered a pre-tax profit of CHF 835 million compared with CHF 100 million in the fourth quarter of 2010. Excluding own credit losses of CHF 133 million, the Investment Bank’s pre-tax profit was CHF 967 million, up from CHF 608 million on the same basis in the fourth quarter. Equities revenues increased, benefiting from stronger client flows and increased trading activity in the US and Asia Pacific region. Revenues in our fixed income, currencies and commodities (FICC) business rose to CHF 1,801 million, largely as a result of increased revenues in our credit business. Investment banking revenues declined, reflecting lower equities capital market revenues. This quarter, the Investment Bank recorded a net credit loss recovery of CHF 1 million compared with credit loss expenses of CHF 108 million in the fourth quarter of 2010. Operating expenses increased to CHF 2,610 million, reflecting higher personnel costs.

In March 2011 the world witnessed the devastation caused by the earthquake and tsunami in northeast Japan. We offer our deepest sympathy to all who have been affected. We have operated in Japan since 1965 and employ over one thousand people there, mainly in Tokyo. The business has been, and will continue to be, important to the Group as a whole and remains a valuable business hub in Asia. We are proud that the determination and professionalism of our staff in Japan ensured that our business continued to operate normally in the aftermath of the disaster, amidst great uncertainty and disruption. It will take a long time before the affected areas are fully recovered and we will continue to provide all the support we can.

Following the too-big-to-fail consultation process in Switzerland, the Swiss Federal Council formally submitted proposed legislation to the Swiss parliament. We support many of the proposed measures, but we feel strongly that in order to preserve the stability and competitiveness of Switzerland as a global financial center it is vital that there be international co-ordination of regulatory measures as well as the timetable for implementation. We remain concerned that the international regulatory environment increasingly lacks consistency and we will continue to monitor and analyze global regulatory developments, and the effect they will have on the profitability of our businesses as well as on our corporate structure and, where necessary, take appropriate action.

Outlook – In the second quarter we expect trading volumes in the equity markets to remain at or around the levels that obtained in the first quarter. This should support transaction-based income in our wealth management businesses and flow trading in the Investment Bank. Price volatility will also continue to present potentially attractive buying opportunities for our clients and investment managers. Volatility in currency markets is likely to continue, driven by concerns about European sovereign debt and developments in the Middle East and Japan. Notwithstanding the emergence of inflation in a number of economies, we expect short-term interest rates in the West, and in particular in Switzerland, to remain low, continuing to constrain interest margins, particularly in our wealth management businesses and in our Swiss retail and corporate banking operations. Subject to market conditions, we expect to see some improvement in a number of our business lines in the Investment Bank, even taking into account the constraint imposed on some of our FICC businesses by our focus on controlling risk levels. The competition for talent in certain regions and recent base salary increases will put some pressure on our expense base. Nevertheless, we remain confident that we can continue to build on the progress we have made.

26 April 2011

Yours sincerely,

Kaspar Villiger Chairman of the Board of Directors	Oswald J. Grübel Group Chief Executive Officer

First Quarter 2011 Report

UBS key figures

	As of or for the quarter ended
CHF million, except where indicated	31.3.11	31.12.10	31.3.10

Group results

Operating income	8,344	7,141	9,010

Operating expenses	6,110	5,928	6,200

Operating profit from continuing operations before tax	2,235	1,214	2,810

Net profit attributable to UBS shareholders	1,807	1,663	2,202

Diluted earnings per share (CHF)[1]	0.47	0.43	0.58

Key performance indicators, balance sheet and capital management[2]

Performance

Return on equity (RoE) (%)	15.5	16.7	21.0

Return on risk-weighted assets, gross (%)	16.6	15.5	17.1

Return on assets, gross (%)	2.6	2.3	2.6

Growth

Net profit growth (%)	8.7	(0.1)	78.9

Net new money (CHF billion)[3]	22.3	7.1	(18.0)

Efficiency

Cost / income ratio (%)	73.3	81.1	69.7

Capital strength

BIS tier 1 ratio (%)[4]	17.9	17.8

FINMA leverage ratio (%)[4]	4.6	4.4

Balance sheet and capital management

Total assets	1,291,286	1,317,247

Equity attributable to UBS shareholders	46,695	46,820

BIS total ratio (%)[4]	19.4	20.4

BIS risk-weighted assets[4]	203,361	198,875

BIS tier 1 capital[4]	36,379	35,323

Additional information

Invested assets (CHF billion)	2,198	2,152	2,267

Personnel (full-time equivalents)	65,396	64,617	64,293

Market capitalization[5]	63,144	58,803	65,660

1 Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report.   2 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2010.   3 Excludes interest and dividend income.   4 Refer to the “Capital management” section of this report.   5 Refer to the appendix “UBS registered shares” of this report.

Corporate calendar

Annual General Meeting
Thursday, 28 April 2011

Publication of the second quarter of 2011 results
Tuesday, 26 July 2011

Publication of the third quarter of 2011 results
Tuesday, 25 October 2011

Contacts

Switchboards
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London +44-20-7568 0000
New York +1-212-821 3000
Hong Kong +852-2971 8888

Investor Relations
Hotline Zurich +41-44-234 4100
Hotline New York +1-212-882 5734

Fax Zurich +41-44-234 3415

UBS AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

sh-investorrelations@ubs.com
www.ubs.com/investors

Media Relations
Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5857
mediarelations-ny@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Shareholder Services
Hotline +41-44-235 6202
Fax (Zurich) +41-44-235 3154

UBS AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

US Transfer Agent
Calls from the US +866-541 9689
Calls outside the US +1-201-680
6578 Fax +1-201-680 4675

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310, USA

sh-relations@melloninvestor.com
www.melloninvestor.com

Imprint

Publisher: UBS AG, Zurich and Basel, Switzerland | www.ubs.com
Language: English | SAP-No. 80834E-1102

© UBS 2011. The key symbol and UBS are among the registered
and unregistered trademarks of UBS. All rights reserved.

Printed in Switzerland on chlorine-free paper with mineral
oil-reduced inks. Paper production from socially responsible and ecologically sound forestry practices.

1.	UBS Group

8	Accounting and reporting structure changes
10	Group results

2.	UBS business divisions and Corporate Center

20	Wealth Management & Swiss Bank
26	Wealth Management Americas
29	Global Asset Management
33	Investment Bank
36	Corporate Center

3.	Risk and treasury management

40	Risk management and control
50	Balance sheet
52	Liquidity and funding
54	Capital management

4.	Financial information (unaudited)

61	Financial statements
67	Notes to the financial statements

Appendix

87	UBS registered shares
88	Information sources

First Quarter 2011 Report

UBS and its businesses

We draw on our 150-year heritage to serve private, institutional and corporate clients worldwide, as well as retail clients in Switzerland. We combine our wealth management, investment banking and asset management businesses with our Swiss operations to deliver superior financial solutions. Headquartered in Zurich and Basel, Switzerland, we have offices in more than 50 countries, including all major financial centers, and employ approximately 65,000 people. Under Swiss company law, we are organized as an Aktiengesellschaft (AG), a corporation that has issued shares of common stock to investors. UBS AG is the parent company of the UBS Group (Group). The operational structure of the Group comprises the Corporate Center and four business divisions: Wealth Management & Swiss Bank, Wealth Management Americas, Global Asset Management and the Investment Bank.

Wealth Management & Swiss Bank

Wealth Management & Swiss Bank focuses on delivering comprehensive financial services to high net worth and ultra high net worth individuals around the world – except to those served by Wealth Management Americas – as well as private and corporate clients in Switzerland. Our Wealth Management business unit provides clients in over 40 countries, including Switzerland, with financial advice, products and tools to fit their individual needs. Our Retail & Corporate business unit provides individual and business clients with an array of banking services, such as deposits and lending, and maintains a leading position across its client segments in Switzerland.

Wealth Management Americas

Wealth Management Americas provides advice-based solutions through financial advisors who deliver a fully integrated set of products and services specifically designed to address the needs of ultra high net worth, high net worth and core affluent individuals and families. It includes the domestic United States business, the domestic Canadian business and international business booked in the United States.

Global Asset Management

Global Asset Management is a large-scale asset manager with businesses diversified across regions, capabilities and distribution channels. It offers investment capabilities and styles across all major traditional and alternative asset classes including equities, fixed income, currency, hedge fund, real estate and infrastructure that can also be combined into multi-asset strategies. The fund services unit provides professional services including legal fund set-up, accounting and reporting for traditional investment funds and alternative funds.

Investment Bank

The Investment Bank provides securities and other financial products and research in equities, fixed income, rates, foreign exchange and commodities. It also provides advisory services and access to the world’s capital markets for corporate and institutional clients, sovereign and governmental bodies, financial intermediaries, alternative asset managers and private investors.

Corporate Center

The Corporate Center provides and manages support and control functions for the Group in such areas as risk control, finance, legal and compliance, funding, capital and balance sheet management, management of non-trading risk, communication and branding, human resources, information technology, real estate, procurement, corporate development and service centers. Most costs and personnel of the Corporate Center are allocated to the business divisions.

UBS Group

Management report

Accounting and reporting structure changes

Accounting and reporting structure changes

Adjustment of comparative figures

Subsequent to the publication of the unaudited financial report for the fourth quarter of 2010 on 8 February 2011, management adjusted the annual financial statements for 2010. The net impact of these adjustments on net profit attributable to UBS shareholders was a gain of CHF 373 million, which increased basic and diluted earnings per share by CHF 0.10, as reflected in the Annual Report 2010. The fourth quarter 2010 figures in this report reflect the adjusted results.
è	Refer to “Note 1 Basis of accounting” in the “Financial information” section of this report for more information

Wealth Management & Swiss Bank reporting

Starting with the first quarter of 2011, Wealth Management & Swiss Bank’s income line is split into net interest income, net fee and commission income, net trading income and other income, in order to provide a more detailed revenue breakdown reflecting the various sources of income. As a result of this change, Wealth Management no longer reports “Recurring income”. In order to increase the transparency of our overall business volume developments, additional balance sheet information on loans and deposits is also presented separately.

The reporting structures of Wealth Management and Retail & Corporate have been adapted to reflect the above improvements.

Wealth Management Americas reporting

The reporting structure of Wealth Management Americas has been changed in accordance with the changes made to Wealth Management & Swiss Bank reporting as described above.

In addition, from the first quarter of 2011 onwards, net new money including interest and dividend income is disclosed for the entire Wealth Management Americas business division, with comparative figures provided on the same basis. Previously, this infor-

mation was provided only for the Wealth Management US business portion of Wealth Management Americas.

Investment Bank reporting

The commentary on the quarterly operating income for the Investment Bank now compares the results with those of the same quarter in the previous year, as was the practice until the second quarter of 2008. The key reason for this change is to reflect that general financial market activity and deal flows in investment banking are in some respects seasonal, a pattern that was generally not meaningful during the crisis.

Starting with the first quarter of 2011, the trading books and US distribution of securitized equity index products based on underlying commodities were moved from the equities business (reported within “derivatives and equity-linked” revenues) to the fixed income, currencies and commodities (FICC) business (where they are reported within “other” revenues).
In addition, we refined the allocation of risk management premiums (RMP) between the securities businesses and the investment banking department. RMP are charges incurred for making loan facilities available to clients in connection with the cost of hedging the related exposure. Previously, while all fees and other revenues from the joint ventures of the investment banking department with equities and FICC were reported as part of the investment banking department, some of the RMP charges were retained in equities and FICC. With effect from the first quarter of 2011, all RMP charges are reported only in the investment banking department.
In the first quarter of 2011, fixed brokerage fees related to proprietary transactions are presented for the first time under Net trading income in “Note 3 Net interest and trading income”, as they are in substance a component of the transaction price. In prior quarters, respective amounts were presented under Administration in “Note 7 General and administrative expenses”.
Prior periods have not been restated to reflect the above changes as the amounts involved were not material.

UBS Group

Corporate Center reporting

Commencing with the first quarter of 2011, the “Corporate Center” section has been re-introduced in our quarterly reports, in order to provide more transparency and to reflect the Corporate Center’s importance as a provider of shared services to the Group. Prior to this change, significant Corporate Center items were disclosed only in the “Group results” section of our quarterly reports, where appropriate.

Refinement of Corporate Center personnel allocation methodology

During the first quarter of 2011, the process of allocating personnel from the Corporate Center to the business divisions was refined in order to more completely capture the interdivisional service agreements. The refinement gives a more accurate alignment between cost and personnel allocations from the Corporate Center to the respective business divisions. The result of this refinement is that both the Investment Bank and Global Asset Management received a higher share of allocated personnel from the Corporate Center and Wealth Management & Swiss Bank and Wealth Management Americas received a lower share.

The change in Corporate Center personnel allocation did not affect the costs allocated from the Corporate Center to the business divisions. A comparison between the previous and refined methodology of allocating Corporate Center personnel to the business divisions is shown in the table below, based on data as of 31 December 2010. Prior periods have not been restated to reflect these changes.

The number of Corporate Center personnel retained and allocated to the business divisions as of 31 December 2010 under the previous and refined methodology (in full-time equivalents) can be found in the chart below.

	Wealth Management &
	Swiss Bank		Wealth			Retained in
Allocation	Wealth	Retail &	Management	Global Asset	Investment	Corporate
Methodology	Management	Corporate	Americas	Management	Bank	Center

Refined	4,626	3,755	2,253	1,053	7,525	194

Previous	5,077	4,121	2,324	778	6,912	194

Effect	(451)	(366)	(71)	275	613	–

Investment Products & Services

In the first quarter of 2011, certain personnel (together with their associated income and expenses) were moved from the Investment Bank to Wealth Management & Swiss Bank as part of forming the Investment Products & Services unit. Prior periods have not been restated for this move. If figures for full year 2010 had been presented on a restated basis, Wealth Management & Swiss Bank’s total operating income and total operating expenses each would have been approximately CHF 100 million higher, with the opposite effect in the Investment Bank. This move has no material impact on performance before tax in either business division.

Group results

Group results

Net profit attributable to UBS shareholders was CHF 1,807 million, compared with CHF 1,663 million in the fourth quarter of 2010. Operating income was higher due to increased trading income, partially offset by lower fees and commissions and other income. Operating expenses increased mainly on higher personnel expenses, but benefited from lower general and administrative expenses, most notably due to lower charges for litigation provisions. The result was also affected by a net credit loss recovery compared with a net credit loss expense, and a net tax expense compared with a net tax benefit in the previous quarter.

Income statement

	For the quarter ended			% change from
CHF million, except per share data	31.3.11	31.12.10	31.3.10	4Q10	1Q10

Continuing operations

Interest income	4,578	4,591	4,798	0	(5)

Interest expense	(2,796)	(2,888)	(2,980)	(3)	(6)

Net interest income	1,781	1,703	1,818	5	(2)

Credit loss (expense) / recovery	3	(164)	116

Net interest income after credit loss expense	1,784	1,539	1,934	16	(8)

Net fee and commission income	4,240	4,444	4,372	(5)	(3)

Net trading income	2,203	785	2,368	181	(7)

Other income	117	373	337	(69)	(65)

Total operating income	8,344	7,141	9,010	17	(7)

Personnel expenses	4,407	3,777	4,521	17	(3)

General and administrative expenses	1,488	1,894	1,419	(21)	5

Depreciation of property and equipment	191	231	234	(17)	(18)

Amortization of intangible assets	24	26	27	(8)	(11)

Total operating expenses	6,110	5,928	6,200	3	(1)

Operating profit from continuing operations before tax	2,235	1,214	2,810	84	(20)

Tax expense / (benefit)	426	(469)	603		(29)

Net profit from continuing operations	1,809	1,683	2,207	7	(18)

Discontinued operations

Profit from discontinued operations before tax	0	0	2		(100)

Tax expense	0	0	0

Net profit from discontinued operations	0	0	2		(100)

Net profit	1,809	1,683	2,208	7	(18)

Net profit attributable to non-controlling interests	2	21	6	(90)	(67)

from continuing operations	2	21	5	(90)	(60)

from discontinued operations	0	0	1		(100)

Net profit attributable to UBS shareholders	1,807	1,663	2,202	9	(18)

from continuing operations	1,807	1,663	2,202	9	(18)

from discontinued operations	0	0	1		(100)

Comprehensive income

Total comprehensive income	971	(678)	2,569		(62)

Total comprehensive income attributable to non-controlling interests	106	(251)	(80)

Total comprehensive income attributable to UBS shareholders	865	(427)	2,649		(67)

UBS Group

Operating income: 1Q11 vs 4Q10

Total operating income was up 17% to CHF 8,344 million compared with CHF 7,141 million in the prior quarter, due to increased trading income and an improvement from a net credit loss expense to a net credit loss recovery, partially offset by lower fees and commissions as well as reduced other income.

Operating income by reporting segment

Wealth Management’s total operating income increased 7% to CHF 1,928 million from CHF 1,803 million in the prior quarter, following an improvement of all major income components.
Retail & Corporate’s total operating income was CHF 965 million, up 4% from CHF 931 million in the fourth quarter, mainly reflecting significantly lower credit loss expenses.
Wealth Management Americas’ total operating income decreased 2% to CHF 1,347 million due to adverse currency effects. In US dollar terms, operating income increased 2%, principally due to higher fee income.
Global Asset Management’s total operating income was CHF 496 million compared with CHF 542 million in the previous quarter, mainly due to lower net management fees and lower performance fees in alternative and quantitative investments and global real estate.
The Investment Bank’s total operating income was CHF 3,445 million compared with CHF 2,177 million in the fourth quarter of
2010. This increase was primarily due to higher trading income in the fixed income, currencies and commodities (FICC) unit. Compared with the first quarter of 2010, Investment Bank’s revenues were down, from CHF 3,889 million, reflecting weaker results of FICC and the investment banking department.
Corporate Center’s total operating income was CHF 163 million compared with CHF 308 million in the prior quarter. The previous quarter included a gain of CHF 158 million on the sale of a property in Zurich.

Net interest and trading income

Net interest and trading income is analyzed below under the relevant business activities.
è	Refer to “Note 3 Net interest and trading income” in the “Financial information” section of this report for more information

Net income from trading businesses

Net income from trading businesses was CHF 2,478 million, up from CHF 987 million in the previous quarter.
Equities trading revenues increased, primarily due to higher revenues in the equities derivatives business. FICC trading revenues increased significantly across most business lines, most notably in the credit business.
An own credit charge on financial liabilities designated at fair value of CHF 133 million was recorded in the quarter, compared

Operating income by reporting segment

	For the quarter ended			% change from
CHF million	31.3.11	31.12.10	31.3.10	4Q10	1Q10

Wealth Management	1,928	1,803	1,904	7	1

Retail & Corporate	965	931	978	4	(1)

Wealth Management & Swiss Bank	2,893	2,734	2,882	6	0

Wealth Management Americas	1,347	1,379	1,362	(2)	(1)

Global Asset Management	496	542	521	(8)	(5)

Investment Bank	3,445	2,177	3,889	58	(11)

Corporate Center	163	308	356	(47)	(54)

Total operating income	8,344	7,141	9,010	17	(7)

Net interest and trading income

	For the quarter ended			% change from
CHF million	31.3.11	31.12.10	31.3.10	4Q10	1Q10

Net interest and trading income

Net interest income	1,781	1,703	1,818	5	(2)

Net trading income	2,203	785	2,368	181	(7)

Total net interest and trading income	3,985	2,488	4,186	60	(5)

Breakdown by businesses

Net income from trading businesses[1]	2,478	987	2,700	151	(8)

Net income from interest margin businesses	1,209	1,189	1,119	2	8

Net income from treasury activities and other	298	311	367	(4)	(19)

Total net interest and trading income	3,985	2,488	4,186	60	(5)

1 Includes lending activities of the Investment Bank.

Group results

with a CHF 509 million charge in the fourth quarter. This was due to continuing but reduced tightening of our funding spreads in the first quarter. Debit valuation adjustments on derivatives in the Investment Bank’s FICC business were negative CHF 38 million, compared with negative CHF 18 million in the previous quarter.

è	Refer to “Note 11b Fair value of financial instruments” in the “Financial information” section of this report for more information on own credit

Net income from interest margin businesses

Net income from interest margin businesses was CHF 1,209 million compared with CHF 1,189 million in the fourth quarter. The increase came primarily from Wealth Management.

Net income from treasury activities and other

Net income from treasury activities and other was CHF 298 million compared with CHF 311 million in the prior quarter.
The first quarter included a gain of CHF 192 million on the valuation of our option to acquire the SNB StabFund’s equity, compared with a valuation gain of CHF 153 million in the previous quarter.
è	Refer to the “Risk management and control” section of this report for more information on the valuation of our option to acquire the SNB StabFund’s equity

Credit loss expense / recovery

We recorded a net credit loss recovery of CHF 3 million in the first quarter of 2011, compared with a net credit loss expense of CHF 164 million in the fourth quarter of 2010.
All reporting segments reported only immaterial credit loss expenses or recoveries in the first quarter. In the fourth quarter of 2010, credit losses mainly related to impaired reclassified securities in the Investment Bank and a small number of large impairments in Retail & Corporate.
è	Refer to the “Risk management and control” section of this report for more information on credit risk

Net fee and commission income

Net fee and commission income was CHF 4,240 million compared with CHF 4,444 million in the previous quarter.
–	Underwriting fees were CHF 355 million compared with CHF 642 million, due to lower deal volumes and reduced participation in initial public offerings.
–	Mergers and acquisitions and corporate finance fees were CHF 276 million compared with CHF 265 million, due to the increased size of deals completed in the first quarter.
–	Net brokerage fees rose by CHF 90 million to CHF 1,011 million, due to higher trading volumes in the Investment Bank’s equities business and higher client activity in Wealth Management & Swiss Bank.
–	Investment fund fees were higher at CHF 966 million compared with CHF 957 million in the prior quarter, primarily due to higher transaction-based fees in Wealth Management & Swiss Bank, partially offset by lower asset-based fees in the same business division.
–	Portfolio management and advisory fees decreased to CHF 1,454 million from CHF 1,486 million, mainly due to lower performance fees in Global Asset Management and lower fees in the Investment Bank, partially offset by higher custodian fees in Wealth Management & Swiss Bank.
è	Refer to “Note 4 Net fee and commission income” in the “Financial information” section of this report for more information

Other income

Other income was CHF 117 million in the first quarter of 2011 compared with CHF 373 million in the fourth quarter of 2010.
The first quarter included gains of CHF 43 million from disposals of loans and receivables, including sales and issuer redemptions of auction rate securities, compared with CHF 38 million in the fourth quarter. Net gains from disposals of investments in associates were CHF 5 million compared with CHF 78 million in the prior quarter. The fourth quarter of 2010 included a gain of CHF 158 million from the sale of a property in Zurich.
è	Refer to “Note 5 Other income” in the “Financial information” section of this report for more information

Credit loss (expense) / recovery
	For the quarter ended			% change from
CHF million	31.3.11	31.12.10	31.3.10	4Q10	1Q10

Wealth Management	9	8	1	13	800

Retail & Corporate	(7)	(63)	2	(89)

Wealth Management & Swiss Bank	2	(56)	3

Wealth Management Americas	1	(1)	0

Investment Bank	1	(108)	112

of which: related to reclassified securities [1]	9	(57)	(29)

of which: related to acquired securities	(6)	(25)		(76)

Corporate Center	(1)	0	0

Total	3	(164)	116

1 Refer to “Note 12 Reclassification of financial assets” in the “Financial information” section of this report.

UBS Group

Operating expenses: 1Q11 vs 4Q10

Operating expenses were up 3% to CHF 6,110 million compared with CHF 5,928 million in the fourth quarter of 2010. The increase was due to higher personnel expenses, partially offset by lower general and administrative expenses in almost all categories, most notably due to lower charges for litigation provisions.

Operating expenses by reporting segment

Wealth Management’s operating expenses were CHF 1,283 million compared with CHF 1,341 million. The previous quarter included a CHF 40 million charge for a litigation provision and a CHF 40 million charge to reimburse the Swiss government for costs incurred in connection with the US cross-border matter. Personnel expenses increased 10% to CHF 863 million.
Retail & Corporate’s operating expenses were CHF 562 million compared with CHF 544 million in the previous quarter, due to higher personnel expenses.
Wealth Management Americas’ total operating expenses decreased 12% to CHF 1,236 million from CHF 1,411 million. Excluding the impact of currency translation, operating expenses decreased 9%. This was mainly due to a significant reduction in charges for litigation provisions.
Global Asset Management’s total operating expenses were CHF 373 million compared with CHF 394 million, mainly due to lower bonus accruals.
The Investment Bank’s total operating expenses were CHF 2,610 million compared with CHF 2,078 million in the fourth quarter of 2010, and CHF 2,699 million in the first quarter of 2010. Personnel expenses were CHF 1,871 million compared with CHF 1,256 million in the fourth quarter of 2010, largely due to an increase in bonus accruals.
Total operating expenses of the Corporate Center (after service cost allocation to the business divisions) were CHF 46 million compared with CHF 160 million in the prior quarter.

Personnel expenses

Personnel expenses were CHF 4,407 million compared with CHF 3,777 million. The increase was primarily due to higher bonus accruals, which were CHF 1,233 million, including a charge for amortization of prior years’ awards of CHF 467 million, and salary increases effective 1 March 2011.
è	Refer to “Note 6 Personnel expenses” in the “Financial information” section of this report for more information

General and administrative expenses

General and administrative expenses were CHF 1,488 million in the first quarter, compared with CHF 1,894 million in the fourth quarter. Expenses were down in almost all categories, most notably due to reduced charges for litigation provisions and lower professional fees and marketing costs.
è	Refer to “Note 7 General and administrative expenses” in the “Financial information” section of this report for more information

Depreciation and amortization

Depreciation of property and equipment was CHF 191 million compared with CHF 231 million in the prior quarter. The fourth quarter included higher costs for IT and communication equipment resulting from new purchases, which were immediately recognized in the income statement. Amortization of intangible assets was CHF 24 million compared with CHF 26 million in the previous quarter.

Performance: 1Q11 vs 4Q10

Our profit from continuing operations before tax was CHF 2,235 million in the first quarter of 2011, compared with CHF 1,214 million in the fourth quarter of 2010. The increase was primarily due to higher net trading income.

Performance by reporting segment

Wealth Management’s pre-tax profit was CHF 645 million compared with CHF 462 million in the previous quarter, as a result of

Operating expenses by reporting segment

	For the quarter ended			% change from
CHF million	31.3.11	31.12.10	31.3.10	4Q10	1Q10

Wealth Management	1,283	1,341	1,208	(4)	6

Retail & Corporate	562	544	512	3	10

Wealth Management & Swiss Bank	1,844	1,885	1,720	(2)	7

Wealth Management Americas	1,236	1,411	1,347	(12)	(8)

Global Asset Management	373	394	385	(5)	(3)

Investment Bank	2,610	2,078	2,699	26	(3)

Corporate Center	46	160	49	(71)	(6)

Total operating expenses	6,110	5,928	6,200	3	(1)

Group results

a 7% increase in operating income and 4% lower operating expenses.

Retail & Corporate’s pre-tax profit was CHF 403 million in the first quarter of 2011, up 4% from the previous quarter, as higher operating income was only partially offset by an increase in operating expenses.
Wealth Management Americas’ pre-tax profit was CHF 111 million in the first quarter of 2011, an improvement from a loss of CHF 32 million in the fourth quarter of 2010, mainly due to lower charges for litigation provisions.
Global Asset Management’s pre-tax profit was CHF 124 million in the first quarter of 2011, compared with CHF 148 million in the fourth quarter of 2010. The decrease resulted from lower operating income.
The Investment Bank recorded a pre-tax profit of CHF 835 million in the first quarter of 2011 compared with CHF 100 million in the fourth quarter of 2010 and CHF 1,190 million in the first quarter of 2010. The pre-tax profit excluding own credit was CHF 967 million compared with CHF 608 million in the fourth quarter of 2010, and CHF 1,437 million in the first quarter of 2010.
Profit from continuing operations before tax for the Corporate Center was CHF 116 million compared with CHF 149 million.

Tax: 1Q11 vs 4Q10

We recognized a net income tax expense of CHF 426 million for the first quarter of 2011. This included deferred tax expenses of CHF 448 million with respect to the amortization of deferred tax assets, previously recognized in relation to tax losses carried forward, to offset taxable profits for the quarter in Switzerland and the US. It also included other tax expenses of CHF 145 million in respect of the taxable profits of Group entities. These expenses were partially offset by tax benefits of CHF 93 million, arising from the release of provisions upon the agreement of prior period posi-

tions with tax authorities in various locations, and tax benefits of CHF 74 million arising from the adjustment of the carrying amount of the investment in UBS Americas Inc. held in the statutory financial statements of UBS AG.

For the fourth quarter of 2010, we recognized a net income tax benefit of CHF 469 million. This included an increase in deferred tax assets in respect of Swiss and US tax losses following updated profit forecast assumptions over the five-year horizon used for recognition purposes. In addition, it included an increase in deferred tax assets in respect of Swiss tax losses resulting from an adjustment of the carrying amount of the investment in UBS Americas Inc. held in the statutory financial statements of UBS AG.

Net profit attributable to non-controlling interests: 1Q11 vs 4Q10

Net profit attributable to non-controlling interests was CHF 2 million in the first quarter of 2011 compared with CHF 21 million in the prior quarter. In the first quarter of 2011, no event triggering dividend obligations for preferred securities occurred and no preferred securities dividend not previously accrued was paid. The fourth quarter of 2010 included charges for the recognition of dividend obligations of CHF 23 million for preferred securities.

Comprehensive income attributable to UBS shareholders: 1Q11 vs 4Q10

Comprehensive income attributable to UBS shareholders includes all changes in equity (including net profit) attributed to UBS shareholders during a period, except those resulting from investments by and distributions to shareholders as well as equity-settled share-based payments. Items included in comprehensive income, but not in net profit, are reported under other comprehensive income (OCI). Items recognized in OCI are generally

Performance by reporting segment

	For the quarter ended			% change from
CHF million	31.3.11	31.12.10	31.3.10	4Q10	1Q10

Wealth Management	645	462	696	40	(7)

Retail & Corporate	403	387	465	4	(13)

Wealth Management & Swiss Bank	1,049	849	1,161	24	(10)

Wealth Management Americas	111	(32)	15		640

Global Asset Management	124	148	137	(16)	(9)

Investment Bank	835	100	1,190	735	(30)

Corporate Center	116	149	306	(22)	(62)

Operating profit from continuing operations before tax	2,235	1,214	2,810	84	(20)

UBS Group

subsequently recognized in net profit when the underlying item is sold or realized.

Comprehensive income attributable to UBS shareholders was CHF 865 million as net profit attributable to UBS shareholders of CHF 1,807 million was partially offset by negative OCI attributable to UBS shareholders of CHF 942 million (net of tax). This negative OCI resulted from fair value losses on interest rate swaps designated as cash flow hedges of CHF 639 million, foreign currency translation movements of negative CHF 182 million and fair value losses of CHF 121 million of financial investments available-for-sale.
The majority of fair value losses of net fixed-receiver interest rate swaps designated to hedge other forecast future cash flows related to upward shifts of long-term euro yield curves. In addition, increases in relevant long-term US dollar yield curves contributed significantly to the losses. The vast majority of the foreign currency translation-related OCI losses attributable to UBS shareholders resulted from the weakening of the US dollar against the Swiss franc, only partially offset by the strengthening of the euro against the Swiss franc. The fair value of financial investments available-for-sale decreased in the first quarter due to rising long-term market interest rates. An important component of this decrease was related to our holdings of long-term fixed-interest rate US and UK government bonds.
In the fourth quarter of 2010, comprehensive income attributable to UBS shareholders was a loss of CHF 427 million, as net profit attributable to UBS shareholders of CHF 1,663 million was more than offset by losses of CHF 2,089 million recognized in OCI attributable to UBS shareholders. OCI losses attributable to UBS shareholders in the fourth quarter were predominantly due to rising long-term market interest rates and the strengthening of the Swiss franc against the US dollar, British pound and euro.
è	Refer to the “Statement of comprehensive income” in the “Financial information” section of this report for more information

Results: 1Q11 vs 1Q10

Net profit attributable to UBS shareholders was CHF 1,807 million compared with CHF 2,202 million.

Operating income decreased to CHF 8,344 million from CHF 9,010 million. This was mainly due to lower net income from trading businesses in FICC, lower net fee and commission income and lower other income. Other income in the first quarter of 2010 included a CHF 180 million gain from the sale of investments in associates owning real estate in New York. In addition, we recorded a significantly lower net credit loss recovery than in the first quarter of 2010.
Operating expenses were slightly lower at CHF 6,110 million compared with CHF 6,200 million, mainly due to lower personnel expenses.

Invested assets development: 1Q11 vs 4Q10

Net new money

In Wealth Management, net new money inflows improved significantly to CHF 11.1 billion from very small inflows in the prior quarter.
Wealth Management Americas recorded net new money inflows of CHF 3.6 billion, a slight improvement from CHF 3.4 billion in the fourth quarter.
In Global Asset Management, net new money inflows were CHF 5.6 billion compared with net inflows of CHF 1.0 billion in the prior quarter.
è	Refer to the various discussions of net new money flows in the “UBS business divisions and Corporate Center” section of this report for more information

Invested assets

Invested assets were CHF 2,198 billion as of 31 March 2011, compared with CHF 2,152 billion as of 31 December 2010. Pos-

Net new money1

	For the quarter ended
CHF billion	31.3.11	31.12.10	31.3.10

Wealth Management	11.1	0.0	(8.0)

Retail & Corporate	2.0	2.7	(0.2)

Wealth Management & Swiss Bank	13.1	2.7	(8.2)

Wealth Management Americas	3.6	3.4	(7.2)

Traditional investments	3.7	2.3	(1.0)

Alternative and quantitative investments	1.7	(1.5)	(2.4)

Global real estate	0.2	0.2	0.7

Infrastructure	0.0	0.0	0.1

Global Asset Management	5.6	1.0	(2.6)

1 Excludes interest and dividend income.

Group results

itive market performance and net new money inflows were partially offset by the depreciation of the US dollar, in which a significant proportion of invested assets are denominated, against the Swiss franc.

è	Refer to the various discussions of invested assets in the “UBS business divisions and Corporate Center” section of this report for more information

Personnel: 1Q10 vs 4Q10

We employed 65,396 personnel as of 31 March 2011 compared with 64,617 personnel as of 31 December 2010, mainly due to hiring in the Investment Bank and Wealth Management.

In the first quarter of 2011, certain personnel were transferred from the Investment Bank to Wealth Management & Swiss Bank as part of the Investment Products & Services initiative.
è	Refer to the various discussions of personnel in the “UBS business divisions and Corporate Center” section of this report for more information
è	Refer to the “Accounting and reporting structure changes” section of this report for more information on how the process of allocating Corporate Center personnel to the business divisions has been refined

Invested assets

	As of			% change from
CHF billion	31.3.11	31.12.10	31.3.10	31.12.10	31.3.10

Wealth Management	791	768	827	3	(4)

Retail & Corporate	138	136	136	1	1

Wealth Management & Swiss Bank	929	904	963	3	(4)

Wealth Management Americas	700	689	714	2	(2)

Traditional investments	495	487	513	2	(4)

Alternative and quantitative investments	37	34	38	9	(3)

Global real estate	36	36	38	0	(5)

Infrastructure	1	1	1	0	0

Global Asset Management	569	559	590	2	(4)

Total	2,198	2,152	2,267	2	(3)

Personnel by region

	As of			% change from
Full-time equivalents	31.3.11	31.12.10	31.3.10	31.12.10	31.3.10

Switzerland	23,454	23,284	23,373	1	0

UK	6,843	6,634	6,307	3	8

Rest of Europe	4,154	4,122	4,083	1	2

Middle East and Africa	145	137	126	6	15

USA	22,066	22,031	22,335	0	(1)

Rest of Americas	1,171	1,147	1,148	2	2

Asia Pacific	7,563	7,263	6,922	4	9

Total	65,396	64,617	64,293	1	2

Personnel by reporting segment

	As of			% change from
Full-time equivalents	31.3.11	31.12.10	31.3.10	31.12.10	31.3.10

Wealth Management	15,997	15,663	15,365	2	4

Retail & Corporate	11,545	12,089	12,187	(4)	(5)

Wealth Management & Swiss Bank	27,542	27,752	27,552	(1)	0

Wealth Management Americas	16,234	16,330	16,667	(1)	(3)

Global Asset Management	3,789	3,481	3,521	9	8

Investment Bank	17,628	16,860	16,373	5	8

Corporate Center	203	194	180	5	13

Total	65,396	64,617	64,293	1	2

of which: Corporate Center personnel (before allocations)	19,588	19,406	19,673	1	0

UBS Group

Regulatory and legislative responses to the financial crisis

Regulatory and legislative responses to the financial crisis may have significant effects on our strategy and prospects for the foreseeable future.

We have previously outlined the recommendations of the Swiss Commission of Experts issued in October 2010. The recommended capital requirements for systemically important Swiss banks potentially amount to at least 19% of risk-weighted assets, including a 6% “systemic surcharge”. In December 2010, the Swiss Federal Council initiated a consultation process on its “too big to fail” legislative proposals. On 20 April 2011, the Swiss Federal Council responded to the comments submitted in the consultation process and formally submitted proposed legislation to the Swiss Parliament. The proposed legislation contains, or provides regulatory authority to implement, the measures recommended by the Commission of Experts, and in some respects goes beyond those measures. It would require systemically relevant banks such as UBS to ensure the continuation of their systemically relevant functions within Switzerland in the event of a threat, or perceived threat, of insolvency. The Federal Council would be authorized to determine what actions the Swiss Financial Market Supervisory Authority (FINMA) could take with respect to a bank that does not develop an adequate plan for this purpose. The earlier proposal would have specifically empowered FINMA in such a case to impose structural changes such as the separation of lines of business into separate legal entities and restrictions on intra-group funding and guarantees. The capital requirements may also be linked to structural changes to some extent, as FINMA and the Swiss National Bank have separately indicated that some limited relief from the 6% systemic surcharge may be granted to banks that voluntarily adopt structural measures to reduce their systemic risk in Switzerland or internation-

ally. It is not precisely clear what organizational changes would lead the Swiss authorities to grant such capital relief, and what additional obligations they might impose relating to, for example, the funding or independent operation of certain entities or business divisions within the group.

In our response to the initially proposed legislation in March, we emphasized the importance of taking into account not only the goal of the safety of the Swiss financial center but also its competitiveness. We urged that a true cost / benefit analysis, including an assessment of the effect on the competitive position of the two large Swiss international banks, be conducted before the Swiss Parliament decides upon the legislative proposal. Because proposals in other major financial centers are still being considered, and because standards for systemically important financial institutions will be proposed by the Financial Stability Board only towards the end of 2011, we argued that it would be a mistake for Switzerland to enact requirements that may prove to be at odds with international standards. The revisions made following the consultation process included a number of technical improvements, but did not alleviate these fundamental concerns.

Also this month, the UK Independent Commission on Banking published its interim report. The Commission stated that systemic banking risk could be reduced through a combination of measures curbing incentives for excessive risk-taking, making banks better able to absorb losses and providing better tools to resolve banks more easily and efficiently. The Commission recommended that the UK retail banking operations be ring-fenced in subsidiaries and that systemically important UK banks be required to maintain equity capital at the level of 10% of risk-weighted assets, in addition to loss-absorbing debt.

Following the adoption of the Dodd-Frank Act, the US regulatory and legislative response to the financial crisis is becoming clearer, although much remains to be clarified through implementing regulations. The Act did not address bank capital requirements in general, and to date the US authorities have not suggested that they would impose higher risk-based capital requirements than those recommended in 2010 by the Basel Committee on Banking Supervision: common equity of 7% and total capital of 10.5% of risk-weighted assets.

As previously announced, we have decided not to pay dividends for some time to come in order to accumulate earnings that will augment our capital base. In light of the current regulatory climate, we have further determined to limit our risk-weighted assets for the remainder of 2011 to a level commensurate with that at the end of the first quarter.

The evolving US and UK approaches to capital standards suggest that the Swiss requirements may be significantly higher than those that will be applicable to our major international competitors. This likely would adversely affect the competitiveness of certain of our businesses, particularly in the Investment Bank’s fixed income, currencies and commodities business unit, which accounts for a significant proportion of our overall risk-weighted assets. For this reason, we will continue to analyze carefully the potential effect of regulatory developments on the profitability of our businesses, and will make adjustments as appropriate.

In addition to analyzing the effect of regulatory changes on the viability and profitability of our businesses, we are evaluating potential changes to our booking model and corporate structure in view of developing regulatory concerns and requirements, not only in Switzerland but also in the UK, US and elsewhere.

UBS business divisions and Corporate Center

Management report

Wealth Management & Swiss Bank

Wealth Management & Swiss Bank

Business division reporting
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.11	31.12.10	31.3.10	4Q10	1Q10

Net interest income	1,083	1,066	1,013	2	7

Net fee and commission income	1,538	1,477	1,612	4	(5)

Net trading income	260	225	230	16	13

Other income	9	22	24	(59)	(63)

Income	2,891	2,790	2,879	4	0

Credit loss (expense) / recovery	2	(56)	3

Total operating income	2,893	2,734	2,882	6	0

Personnel expenses	1,285	1,193	1,191	8	8

General and administrative expenses	518	619	471	(16)	10

Services (to) / from other business divisions	(35)	(13)	(24)	(169)	(46)

Depreciation of property and equipment	75	84	80	(11)	(6)

Amortization of intangible assets	2	3	2	(33)	0

Total operating expenses	1,844	1,885	1,720	(2)	7

Business division performance before tax	1,049	849	1,161	24	(10)

Key performance indicators[1]

Pre-tax profit growth (%)	23.6	(9.5)	4.7

Cost / income ratio (%)	63.8	67.6	59.7

Net new money (CHF billion)[2]	13.1	2.7	(8.2)

Additional information

Average attributed equity (CHF billion)[3]	10.0	9.0	9.0	11	11

Return on attributed equity (RoaE) (%)	42.0	45.3	51.6

BIS risk-weighted assets (CHF billion)	43.4	43.4	48.5	0	(11)

Return on risk-weighted assets, gross (%)	26.6	24.3	23.7

Goodwill and intangible assets (CHF billion)	1.5	1.5	1.6	0	(6)

Invested assets (CHF billion)	929	904	963	3	(4)

Client assets (CHF billion)	1,841	1,799	1,864	2	(1)

Loans, gross (CHF billion)	206.9	201.9	199.1	2	4

Due to customers (CHF billion)	280.5	268.5	278.7	4	1

Personnel (full-time equivalents)	27,542	27,752	27,552	(1)	0

1 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2010.   2 Excludes interest and dividend income.   3 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

UBS business divisions and Corporate Center

Wealth Management

Pre-tax profit was CHF 645 million compared with CHF 462 million in the previous quarter, mainly as a result of 7% higher operating income following an improvement in all major income components. The gross margin on invested assets improved to 98 basis points, and net new money inflows increased to CHF 11.1 billion.

Business unit reporting
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.11	31.12.10	31.3.10	4Q10	1Q10

Net interest income	493	449	409	10	21

Net fee and commission income	1,243	1,193	1,314	4	(5)

Net trading income	182	154	170	18	7

Other income	1	(1)	11		(91)

Income	1,919	1,795	1,903	7	1

Credit loss (expense) / recovery	9	8	1	13	800

Total operating income	1,928	1,803	1,904	7	1

Personnel expenses	863	783	782	10	10

General and administrative expenses	299	402	275	(26)	9

Services (to) / from other business divisions	79	111	106	(29)	(25)

Depreciation of property and equipment	40	43	43	(7)	(7)

Amortization of intangible assets	2	3	2	(33)	0

Total operating expenses	1,283	1,341	1,208	(4)	6

Business unit performance before tax	645	462	696	40	(7)

Key performance indicators[1]

Pre-tax profit growth (%)	39.6	(6.1)	3.3

Cost / income ratio (%)	66.9	74.7	63.5

Net new money (CHF billion)[2]	11.1	0.0	(8.0)

Gross margin on invested assets (bps)[3]	98	92	93	7	5

Swiss wealth management

Income	401	385	388	4	3

Net new money (CHF billion)[2]	2.2	1.1	(1.2)

Invested assets (CHF billion)	136	137	142	(1)	(4)

Gross margin on invested assets (bps)	118	112	110	5	7

International wealth management

Income	1,518	1,410	1,515	8	0

Net new money (CHF billion)[2]	8.9	(1.1)	(6.8)

Invested assets (CHF billion)	654	631	685	4	(5)

Gross margin on invested assets (bps)[3]	95	88	90	8	6

1 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2010.   2 Excludes interest and dividend income.   3 Excludes negative valuation adjustments on a property fund (1Q11: CHF 0 million, 4Q10: CHF 0 million, 1Q10: CHF 28 million).

Wealth Management & Swiss Bank

Business unit reporting (continued)
	As of or for the quarter ended			% change from
CHF billion, except where indicated	31.3.11	31.12.10	31.3.10	4Q10	1Q10

Additional information

Average attributed equity[1]	5.0	4.4	4.4	14	14

Return on attributed equity (RoaE) (%)	51.6	52.5	63.3

BIS risk-weighted assets	16.9	16.9	18.5	0	(9)

Return on risk-weighted assets, gross (%)	45.4	41.4	41.8

Goodwill and intangible assets	1.5	1.5	1.6	0	(6)

Invested assets	791	768	827	3	(4)

Client assets	948	920	1,002	3	(5)

Loans, gross	70.9	67.1	63.9	6	11

Due to customers	163.3	156.8	172.2	4	(5)

Personnel (full-time equivalents)	15,997	15,663	15,365	2	4

Client advisors (full-time equivalents)	4,194	4,172	4,138	1	1

1 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

Results: 1Q11 vs 4Q10

Operating income

Total operating income increased 7% to CHF 1,928 million from CHF 1,803 million in the prior quarter, following an improvement in all major income components.
Net interest income was CHF 493 million, up 10% from CHF 449 million in the previous quarter. This improvement included an adjustment to the allocation of treasury-related income between Wealth Management and Retail & Corporate, which increased Wealth Management’s net interest income by CHF 32 million in the first quarter. In addition, net interest income benefited from higher lending volumes.
Net fee and commission income increased by CHF 50 million, or 4%, due to higher average invested assets and an increase in client activity. Furthermore, sales of structured products and investment funds as well as client demand for mandates increased compared with the previous quarter. Trading income was up 18%, also due to higher client activity. Other income and net credit loss recoveries remained virtually unchanged.

Operating expenses

Operating expenses decreased 4% to CHF 1,283 million from CHF 1,341 million, as the previous quarter included a CHF 40 million litigation provision and a CHF 40 million charge to reimburse the Swiss government for costs incurred in connection with the US cross-border matter.
Personnel expenses increased 10% to CHF 863 million. This increase mainly reflects a transfer of personnel from the Investment Bank and Retail & Corporate to the Investment Products & Services (IPS) unit, as well as salary increases effective from 1 March 2011 and higher bonus accruals. General and administrative expenses were down by CHF 103 million, mainly due to the abovementioned charge for reimbursement costs and a litigation provision in the previous quarter, as well as lower professional fees in the current quarter.
Net charges from other businesses declined by CHF 32 million, mainly due to higher charges to other businesses related to services provided by the IPS unit. Depreciation was virtually unchanged compared with the previous quarter.

Invested assets development: 1Q11 vs 4Q10

Net new money

Net new money inflows of CHF 11.1 billion improved significantly from very small inflows in the prior quarter.
International wealth management reported net inflows of CHF 8.9 billion with net inflows in the Asia Pacific region and emerging markets, as well as globally from ultra high net worth clients. Small net inflows in our European onshore business were more than offset by outflows from neighboring countries of Switzerland in our cross-border business.
Swiss wealth management reported net inflows of CHF 2.2 billion compared with CHF 1.1 billion in the previous quarter.

UBS business divisions and Corporate Center

Invested assets

Invested assets were CHF 791 billion on 31 March 2011, an increase of CHF 23 billion from 31 December 2010. This was mainly due to net new money inflows, a 4% increase in the value of the euro against the Swiss franc, and positive market performance. In Wealth Management, 31% of invested assets were denominated in euros and 31% in US dollars as of 31 March 2011.

Gross margin on invested assets

The gross margin on invested assets improved by 6 basis points to 98 basis points in the first quarter, as revenues increased 7% and average invested assets remained virtually unchanged.

Personnel: 1Q11 vs 4Q10

Wealth Management employed 15,997 personnel on 31 March 2011, compared with 15,663 on 31 December 2010. In the first quarter, approximately 400 personnel were transferred from the Investment Bank and Retail & Corporate to the IPS unit, as part of our strategy to deliver the capabilities of the entire firm to our clients. In addition, selective hiring took place in key areas of the organization. These increases were partly offset by a lower allocation of Corporate Center shared services personnel.
è	Refer to the “Accounting and reporting structure changes” section of this report for more information on how the process of allocating Corporate Center personnel to the business divisions has been refined and on the IPS transfer from the Investment Bank
The number of client advisors has gradually increased over the past three quarters, reflecting our strategy of focusing on adding highly qualified industry professionals. At the end of the first quarter, the number of client advisors stood at 4,194, up 1% from the previous quarter.

Results: 1Q11 vs 1Q10

Pre-tax profit decreased 7% to CHF 645 million from CHF 696 million in the first quarter of 2010.
Total operating income was CHF 1,928 million compared with CHF 1,904 million. Net interest income was up, mainly as an effect of higher treasury-related income allocated to Wealth Management and increased lending volumes, partially offset by lower margins resulting from low market interest rates.
Fee and commission income declined compared with the first quarter of 2010, mainly as a result of a lower average invested asset base. Trading income was up compared with the first quarter of 2010, mainly due to higher client activity. Other income decreased by CHF 10 million, while net credit loss recoveries increased by CHF 8 million.
Operating expenses were up 6% compared with the first quarter of 2010 due to higher personnel expenses, which increased 10% to CHF 863 million, reflecting overall personnel growth of 4% and higher compensation for existing personnel. Non-personnel expenses were down CHF 6 million compared with the first quarter of 2010.

Wealth Management & Swiss Bank

Retail & Corporate

Pre-tax profit was CHF 403 million in the first quarter of 2011, up 4% from the previous quarter, mainly due to significantly lower credit loss expenses.

Business unit reporting
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.11	31.12.10	31.3.10	4Q10	1Q10

Net interest income	590	617	604	(4)	(2)

Net fee and commission income	295	284	298	4	(1)

Net trading income	79	71	60	11	32

Other income	8	23	13	(65)	(38)

Income	972	995	976	(2)	0

Credit loss (expense) / recovery	(7)	(63)	2	(89)

Total operating income	965	931	978	4	(1)

Personnel expenses	422	410	409	3	3

General and administrative expenses	219	217	196	1	12

Services (to) / from other business divisions	(113)	(124)	(130)	9	13

Depreciation of property and equipment	34	41	37	(17)	(8)

Amortization of intangible assets	0	0	0

Total operating expenses	562	544	512	3	10

Business unit performance before tax	403	387	465	4	(13)

Key performance indicators[1]

Pre-tax profit growth (%)	4.1	(13.2)	6.9

Cost / income ratio (%)	57.8	54.7	52.5

Impaired lending portfolio as a % of total lending portfolio, gross (%)[2]	0.9	0.9	1.1

Additional information

Average attributed equity (CHF billion)[3]	5.0	4.6	4.6	9	9

Return on attributed equity (RoaE) (%)	32.2	38.5	40.4

BIS risk-weighted assets (CHF billion)	26.6	26.5	30.1	0	(12)

Return on risk-weighted assets, gross (%)	14.6	13.7	12.8

Goodwill and intangible assets (CHF billion)	0.0	0.0	0.0

Net new money (CHF billion)[4]	2.0	2.7	(0.2)

Invested assets (CHF billion)	138	136	136	1	1

Client assets (CHF billion)	894	879	861	2	4

Loans, gross (CHF billion)	136.0	134.8	135.2	1	1

Due to customers (CHF billion)	117.2	111.7	106.4	5	10

Personnel (full-time equivalents)	11,545	12,089	12,187	(4)	(5)

1 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2010.   2 Impaired lending portfolio as a % of total lending portfolio, gross (%) includes Loans, gross and Due from banks. Refer to the “Risk management and control” section of this report for more information on impairment ratios.   3 Refer to the “Capital management” section of this report for more information about the equity attribution framework.   4 Excludes interest and dividend income.

UBS business divisions and Corporate Center

Results: 1Q11 vs 4Q10

Operating income

Total operating income was CHF 965 million, up 4% from CHF 931 million in the prior quarter, mainly reflecting reduced credit loss expenses.
Net interest income was CHF 590 million, down CHF 27 million from the prior quarter, primarily due to an adjustment to the allocation of treasury-related income between Wealth Management and Retail & Corporate, which lowered Retail & Corporate’s net interest income by CHF 32 million in the first quarter of 2011. In addition, the prior quarter included a breakage fee from one large client. The positive effects of increased volumes of client deposits and loans were offset by the continuing pressure on interest margins, influenced by low market interest rate levels.
Net fee and commission income at CHF 295 million was up 4%, reflecting increased client activity. In addition, fee income benefited from an increase in client assets. Net trading income was CHF 79 million, up from the previous quarter due to stronger client activity. Other income was CHF 8 million, down CHF 15 million, due to lower revenues from financial investments.
Credit loss expenses declined to CHF 7 million from CHF 63 million.

Operating expenses

Operating expenses increased 3% to CHF 562 million compared with CHF 544 million in the previous quarter.
Personnel expenses were CHF 422 million, up CHF 12 million, reflecting increased bonus accruals which were particularly low in the fourth quarter, as well as salary increases effective from March 2011 and higher pension fund costs. This was partly offset by a shift of personnel to the Investment Product & Services unit. General and administrative expenses at CHF 219 million remained virtually unchanged compared with the previous quarter, despite costs related to a voluntary payment to retirees in Switzerland and seasonally higher administrative costs. Net charges to other businesses decreased by CHF 11 million to CHF 113 million, mainly due to a refinement of cost allocations effective from the first quarter of 2011. Depreciation was CHF 34 million, down 7 CHF million from the previous quarter.

Personnel: 1Q11 vs 4Q10

Retail & Corporate employed 11,545 personnel on 31 March 2011, compared with 12,089 on 31 December 2010. This development was mainly the result of a lower allocation of Corporate Center shared services personnel, and a shift of approximately 100 personnel to Wealth Management in connection with the Investment Products & Services unit.
è	Refer to the “Accounting and reporting structure changes” section of this report for more information on how the process of allocating Corporate Center personnel to the business divisions has been refined

Results: 1Q11 vs 1Q10

Pre-tax profit was CHF 403 million compared with CHF 465 million in the first quarter of 2010.
Total operating income decreased to CHF 965 million compared with CHF 978 million. Net interest income was 2% lower than in the first quarter of 2010, due to a decrease in deposit margins as a result of the adverse interest rate environment as well as shifts in treasury-related income from Retail & Corporate to Wealth Management. Net fee and commission income, at CHF 295 million, was virtually unchanged from CHF 298 million in the first quarter of 2010. Net trading income was CHF 79 million, up from CHF 60 million, resulting from stronger client activity. Other income was CHF 8 million, down from CHF 13 million.
Credit loss expense was CHF 7 million in the first quarter of 2011, compared with a net credit loss recovery of CHF 2 million in the first quarter of 2010.
Operating expenses increased 10% compared with the first quarter of 2010. Personnel expenses increased to CHF 422 million from CHF 409 million, partially reflecting salary increases effective 1 March 2011. Net charges to other businesses decreased by CHF 17 million to CHF 113 million. This decrease was mainly the result of a refinement of cost allocations.
Depreciation was CHF 34 million, slightly down from CHF 37 million in the first quarter of 2010.

Wealth Management Americas

Wealth Management Americas

Pre-tax result improved to a profit of CHF 111 million in the first quarter of 2011 from a loss of CHF 32 million in the fourth quarter of 2010. Excluding currency translation effects, revenues improved, reflecting higher fee income. Charges for litigation provisions declined significantly to CHF 9 million from CHF 152 million in the fourth quarter. Net new money at CHF 3.6 billion marked the third consecutive quarter of net new money inflows.

Business division reporting
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.11	31.12.10	31.3.10	4Q10	1Q10

Net interest income	165	179	164	(8)	1

Net fee and commission income	1,049	1,066	1,037	(2)	1

Net trading income	118	127	150	(7)	(21)

Other income	15	9	10	67	50

Income	1,346	1,380	1,361	(2)	(1)

Credit loss (expense) / recovery	1	(1)	0

Total operating income	1,347	1,379	1,362	(2)	(1)

Personnel expenses	1,005	1,002	1,069	0	(6)

Financial advisor compensation[1]	507	517	510	(2)	(1)

Compensation commitments and advances related to recruited FAs[2]	134	141	149	(5)	(10)

Salaries and other personnel costs	364	344	410	6	(11)

General and administrative expenses	194	359	221	(46)	(12)

Services (to) / from other business divisions	0	(2)	(2)	100	100

Depreciation of property and equipment	25	39	45	(36)	(44)

Amortization of intangible assets	12	13	14	(8)	(14)

Total operating expenses	1,236	1,411	1,347	(12)	(8)

Business division performance before tax	111	(32)	15		640

Key performance indicators[3]

Pre-tax profit growth (%)[4]	N/A	N/A	(91.6)

Cost / income ratio (%)	91.8	102.2	99.0

Net new money (CHF billion)[5]	3.6	3.4	(7.2)

Net new money including interest and dividend income (CHF billion)[6]	7.8	8.9	(2.8)

Gross margin on invested assets (bps)	78	80	78	(3)	0

1 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors (FAs) and supplemental compensation calculated based on financial advisor productivity, firm tenure, assets and other variables.   2 Compensation commitments and advances related to recruited FAs represents costs related to compensation commitments and advances granted to financial advisors at the time of recruitment, which are subject to vesting requirements.   3 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2010.   4 Not meaningful if either the current period or the comparison period is a loss period.   5 Excludes interest and dividend income.   6 For purposes of comparison with US peers.

UBS business divisions and Corporate Center

Business division reporting (continued)
	As of or for the quarter ended			% change from
CHF billion, except where indicated	31.3.11	31.12.10	31.3.10	4Q10	1Q10

Additional information

Average attributed equity[1]	8.0	8.0	8.0	0	0

Return on attributed equity (RoaE) (%)	5.6	(1.6)	0.8

BIS risk-weighted assets	23.5	23.8	23.0	(1)	2

Return on risk-weighted assets, gross (%)	22.8	23.8	23.8

Goodwill and intangible assets	3.6	3.7	4.2	(3)	(14)

Invested assets	700	689	714	2	(2)

Client assets	750	738	768	2	(2)

Loans, gross	23.4	22.5	22.6	4	4

Due to customers	35.0	35.8	38.4	(2)	(9)

of which: deposit accounts	25.3	26.0	27.7	(3)	(9)

Personnel (full-time equivalents)	16,234	16,330	16,667	(1)	(3)

Financial advisors (full-time equivalents)	6,811	6,796	6,867	0	(1)

Business division reporting excluding PaineWebber acquisition costs[2]

Business division performance before tax (CHF million)	134	(7)	42		219

Cost / income ratio (%)	90.2	100.4	97.0

Average attributed equity[1]	5.0	4.8	4.5	4	11

1 Refer to the “Capital management” section of this report for more information about the equity attribution framework.   2 Acquisition costs represent goodwill and intangible assets funding costs and intangible asset amortization costs related to UBS’s 2000 acquisition of the PaineWebber retail brokerage business.

Results: 1Q11 vs 4Q10

Operating income

Total operating income decreased 2%, or CHF 32 million, to CHF 1,347 million. In US dollar terms, operating income increased 2%, principally due to higher fee income.
Net fee and commission income decreased 2%, but increased 3% in US dollar terms due to stronger managed account fees related to higher invested asset levels priced on a one-quarter lag. In addition, mutual fund revenues and commissions from equities transactions increased, partly offset by lower fees related to lower transactional fixed income activity. Net trading income decreased 7%, or 3% in US dollar terms, reflecting lower equity-linked trading activity, partly offset by higher municipal trading income. Net interest income declined 8%, or 4% in US dollar terms, due to lower allocations of treasury-related revenue. This was partly offset by higher income related to increased client balances in securities-based lending and mortgages. Other income increased by CHF 6 million, as the quarter included realized gains of CHF 7 million on financial investments held as available-for-sale.

Operating expenses

Total operating expenses decreased 12% to CHF 1,236 million from CHF 1,411 million, mainly due to lower charges for litigation provisions. Excluding the impact of currency translation, operating expenses decreased 9%.
Personnel expenses of CHF 1,005 million were flat compared with the fourth quarter. In US dollar terms, personnel expenses increased 5%. Financial advisor compensation decreased 2%, but rose 2% in US dollar terms due to higher revenue production. Expenses for compensation commitments and advances related to recruited financial advisors declined 5%, or 1% in US dollar terms. Salaries and other personnel expense increased 6%, or 10% in US dollar terms, due to higher bonus accruals, which were particularly low in the fourth quarter. This was partly offset by lower non-financial advisor compensation and benefits costs. Compensation advance balances increased 10% to CHF 3,417 million at the end of the quarter, mainly due to scheduled payments related to the second tranche of the GrowthPlus program. Compensation advances continue to be expensed over the life of the employees’ agreements on a straight-line amortization basis. Non-personnel expenses decreased 44% to CHF 231 million from CHF 409 million, reflecting 46% lower general and administrative costs, mainly due to a significant reduction in charges for litigation provisions to CHF 9 million from CHF 152 million in the prior quarter. In addition, depreciation expenses declined 36%, primarily from lower allocations from Corporate Center shared services areas reflecting lower global IT software expenditures.

Invested assets development: 1Q11 vs 4Q10

Net new money

Wealth Management Americas recorded net new money of CHF 3.6 billion, a slight improvement from CHF 3.4 billion in the fourth quarter, maintaining positive net new money for the third con-

Wealth Management Americas

secutive quarter. Net new money in the first quarter was primarily generated by net inflows from financial advisors employed with UBS for more than one year.
Including interest and dividend income, net new money inflows were CHF 7.8 billion compared with inflows of CHF 8.9 billion in the prior quarter.

Invested assets

Invested assets increased by CHF 11 billion, or 2%, to CHF 700 billion on 31 March 2011, reflecting positive market performance and net new money inflows, partly offset by currency translation effects. In US dollar terms, invested assets increased 3% from 31 December 2010.

Gross margin on invested assets

The gross margin on invested assets fell 2 basis points to 78 basis points, reflecting a 2% decrease in income compared with a 1% increase in average invested assets. In US dollar terms, the gross margin on invested assets decreased 2 basis points to 77 basis points, as a 4% increase in average invested assets exceeded a 2% increase in income. The lower rate of growth in income, compared with average invested assets growth, is partly attributed to the one-quarter lag in the majority of asset-based fee pricing.

Personnel: 1Q11 vs 4Q10

Wealth Management Americas employed 16,234 personnel as of 31 March 2011, down 96 from 31 December 2010. The number of financial advisors increased by 15 to 6,811, reflecting improved retention, with financial advisor attrition near historic lows. The number of non-financial-advisor employees decreased by 111 to 9,423, due to a lower allocation of Corporate Center shared services personnel.
è	Refer to the “Accounting and reporting structure changes” section of this report for more information on how the process of allocating Corporate Center personnel to the business divisions has been refined

Results: 1Q11 vs 1Q10

Wealth Management Americas’ pre-tax profit improved to CHF 111 million in the first quarter of 2011, from CHF 15 million in the first quarter of 2010.
Operating income of CHF 1,347 million decreased 1%, or CHF 15 million, from the first quarter of 2010. Excluding currency translation effects, operating income increased 13% as a result of higher managed account fees and mutual fund revenue related to an increase in invested assets and stronger transactional activity. In addition, interest income improved due to higher yields and increased lending volumes.
Operating expenses decreased 8% to CHF 1,236 million. The first quarter of 2010 included restructuring charges of CHF 21 million related to personnel reductions. Operating expenses in US dollar terms increased 5%, due to higher financial advisor compensation tied to revenue growth, and higher bonus accruals. This was partly offset by lower salary costs, depreciation expenses, and the absence of restructuring charges.

UBS business divisions and Corporate Center

Global Asset Management

Global Asset Management’s pre-tax profit was CHF 124 million in the first quarter of 2011 compared with CHF 148 million in the fourth quarter of 2010. The decrease resulted from lower operating income.

Business division reporting
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.11	31.12.10	31.3.10	4Q10	1Q10

Net management fees [1]	443	470	473	(6)	(6)

Performance fees	53	72	49	(26)	8

Total operating income	496	542	521	(8)	(5)

Personnel expenses	259	273	279	(5)	(7)

General and administrative expenses	102	109	94	(6)	9

Services (to) / from other business divisions	0	0	(1)		100

Depreciation of property and equipment	10	11	11	(9)	(9)

Amortization of intangible assets	2	2	2	0	0

Total operating expenses	373	394	385	(5)	(3)

Business division performance before tax	124	148	137	(16)	(9)

Key performance indicators[2]

Pre-tax profit growth (%)	(16.2)	29.8	(51.8)

Cost / income ratio (%)	75.2	72.7	73.9

Information by business line

Income

Traditional investments	301	303	325	(1)	(7)

Alternative and quantitative investments	88	111	92	(21)	(4)

Global real estate	61	74	48	(18)	27

Infrastructure	3	4	3	(25)	0

Fund services	43	49	53	(12)	(19)

Total operating income	496	542	521	(8)	(5)

Gross margin on invested assets (bps)

Traditional investments	25	25	26	0	(4)

Alternative and quantitative investments	99	126	94	(21)	5

Global real estate	68	81	50	(16)	36

Infrastructure	120	154	109	(22)	10

Total gross margin	35	39	36	(10)	(3)

Net new money (CHF billion)[3]

Traditional investments	3.7	2.3	(1.0)

Alternative and quantitative investments	1.7	(1.5)	(2.4)

Global real estate	0.2	0.2	0.7

Infrastructure	0.0	0.0	0.1

Total net new money	5.6	1.0	(2.6)

1 Net management fees include transaction fees, fund administration revenues (including interest and trading income from lending business and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs and other items that are not performance fees.   2 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2010.   3 Excludes interest and dividend income.

Global Asset Management

Business division reporting (continued)
	As of or for the quarter ended			% change from
CHF billion, except where indicated	31.3.11	31.12.10	31.3.10	4Q10	1Q10

Invested assets

Traditional investments	495	487	513	2	(4)

Alternative and quantitative investments	37	34	38	9	(3)

Global real estate	36	36	38	0	(5)

Infrastructure	1	1	1	0	0

Total invested assets	569	559	590	2	(4)

Assets under administration by fund services

Assets under administration[1]	403	390	413	3	(2)

Net new assets under administration[2]	8.3	16.5	(0.5)

Gross margin on assets under administration (bps)	4	5	5	(20)	(20)

Additional information

Average attributed equity[3]	2.5	2.5	2.5	0	0

Return on attributed equity (RoaE) (%)	19.8	20.6	21.9

BIS risk-weighted assets	3.5	3.5	3.7	0	(5)

Return on risk-weighted assets, gross (%)	56.7	56.8	53.4

Goodwill and intangible assets	1.5	1.5	1.7	0	(12)

Personnel (full-time equivalents)	3,789	3,481	3,521	9	8

1 This includes UBS and third-party fund assets, for which the fund services unit provides legal fund set-up and registration services, valuation, accounting and reporting and shareholder services. 2 Inflows of assets under administration from new and existing funds less outflows from existing funds or fund defection. 3 Refer to the “Capital management” section of this report for more information about the equity attribution framework.

Results: 1Q11 vs 4Q10

Operating income

Total operating income was CHF 496 million compared with CHF 542 million, mainly due to lower net management fees across alternative and quantitative investments, global real estate and fund services. In addition, performance fees were lower in comparison with the fourth quarter in alternative and quantitative investments and, to a lesser extent, in global real estate.

Operating expenses

Total operating expenses were CHF 373 million compared with CHF 394 million. Personnel expenses decreased to CHF 259 million from CHF 273 million, mainly due to lower bonus accruals. General and administrative expenses were also down at CHF 102 million compared with CHF 109 million, mainly through lower professional fees, IT costs and advertising expenses.

Invested assets development: 1Q11 vs 4Q10

Net new money

Net new money inflows were CHF 5.6 billion compared with CHF 1.0 billion in the prior quarter. Excluding money market flows, net new money inflows were CHF 7.2 billion compared with net outflows of CHF 0.3 billion. Net new money in the first quarter included CHF 1.8 billion related to the transfer of investment management responsibility for a multi-manager alternative fund from
Wealth Management & Swiss Bank to Global Asset Management. Note that these assets are reported as invested assets in both business divisions as Wealth Management & Swiss Bank continues to advise the clients of the fund.
Net new money inflows from third parties were higher at CHF 5.8 billion compared with CHF 3.8 billion in the prior quarter. These were partly offset by net outflows of CHF 0.2 billion from clients of UBS’s wealth management businesses, lower than the CHF 2.8 billion of net outflows in the prior quarter. Excluding money market flows, net inflows from third parties were CHF 4.7 billion, and net inflows from clients of UBS’s wealth management businesses were CHF 2.6 billion.

Invested assets

Invested assets were CHF 569 billion on 31 March 2011, an increase of CHF 10 billion from CHF 559 billion on 31 December 2010. This increase was primarily due to positive market performance and net new money inflows, partly offset by negative net currency effects. On 31 March 2011, CHF 93 billion (16%) of the invested assets were money market assets. On a regional basis, 34% of invested assets related to clients serviced in Switzerland; 30% in the Americas; 20% in the rest of Europe, Middle East and Africa; and 16% in Asia Pacific.

Gross margin on invested assets

Total gross margin was 35 basis points compared with 39 basis points in the prior quarter, mainly due to lower performance fees.

UBS business divisions and Corporate Center

Results by business line: 1Q11 vs 4Q10

Traditional investments

Revenues were CHF 301 million compared with CHF 303 million. The gross margin was 25 basis points, unchanged from the prior quarter.
Net new money inflows were CHF 3.7 billion compared with net inflows of CHF 2.3 billion. Excluding money market flows, net new money inflows were CHF 5.3 billion compared with net inflows of CHF 1.1 billion. Equities saw increased net inflows of CHF 5.9 billion, mainly into passive global equities and passive Swiss equities, compared with net inflows of CHF 2.1 billion in the fourth quarter. Fixed income’s net inflows were CHF 0.8 billion, mainly into Swiss short duration bonds, compared with net inflows of CHF 0.6 billion. Multi-asset net outflows were CHF 1.4 billion, mainly from Korean and UK multi-asset strategies, a decrease from net outflows of CHF 1.6 billion in the previous quarter.
Invested assets were CHF 495 billion on 31 March 2011 compared with CHF 487 billion on 31 December 2010, due to positive market performance and net new money inflows, partly offset by negative net currency effects. By mandate type, CHF 161 billion of invested assets related to equities, CHF 129 billion to fixed income, CHF 93 billion to money markets and CHF 112 billion to multi-asset mandates (including CHF 6 billion of alternative investments not managed by alternative and quantitative investments, global real estate or infrastructure).

Alternative and quantitative investments

Revenues were CHF 88 million compared with CHF 111 million, mainly due to lower performance fees in comparison with a very strong fourth quarter. The gross margin consequently decreased to 99 basis points from 126 basis points in the prior quarter.
Net new money inflows were CHF 1.7 billion compared with net outflows of CHF 1.5 billion, mainly from multi-manager funds. The first quarter of 2011 included CHF 1.8 billion related to the abovementioned transfer of investment management responsibility for a multi-manager alternative fund. Note that these assets are reported as invested assets in both business divisions as Wealth Management & Swiss Bank continues to advise the clients of the fund.
Invested assets were CHF 37 billion on 31 March 2011 compared with CHF 34 billion on 31 December 2010, due to net new money inflows and positive market performance, partly offset by negative net currency effects.

Global real estate

Revenues were CHF 61 million compared with CHF 74 million, mainly due to lower performance fees in the US, and lower transaction fees. The gross margin was 68 basis points compared with 81 basis points.
Net new money inflows were unchanged at CHF 0.2 billion, mostly into the main US strategy.
Invested assets were CHF 36 billion on 31 March 2011, in line with 31 December 2010.

Infrastructure

Revenues were CHF 3 million, down by CHF 1 million.
Net new money inflows were nil, as in the prior quarter.
Invested assets were CHF 1 billion on 31 March 2011, unchanged from 31 December 2010.

Fund services

Revenues were CHF 43 million compared with CHF 49 million, mainly due to lower administrative fees and interest income. The gross margin on assets under administration was 4 basis points, compared with 5 basis points.
Net new assets under administration inflows were CHF 8.3 billion compared with CHF 16.5 billion in the prior quarter, and consisted of CHF 5.8 billion from third-party funds (down from CHF 16.8 billion in the prior quarter) and CHF 2.5 billion from UBS funds (compared with net outflows of CHF 0.3 billion in the prior quarter).
Total assets under administration were CHF 403 billion on 31 March 2011 compared with CHF 390 billion on 31 December 2010, due to asset inflows and positive market movements, partly offset by negative net currency effects.

Personnel: 1Q11 vs 4Q10

The number of personnel on 31 March 2011 was 3,789 compared with 3,481 on 31 December 2010. Of the increase, 275 related to a refined headcount allocation methodology for the Corporate Center, and the remaining 33 personnel mainly reflected increased headcount in traditional investments.
è	Refer to the “Accounting and reporting structure changes” section of this report for more information on how the process of allocating Corporate Center personnel to the business divisions has been refined

Results: 1Q11 vs 1Q10

Pre-tax profit was CHF 124 million compared with CHF 137 million. Total operating income was CHF 496 million, a decrease from CHF 521 million, mainly due to lower net management fees. Traditional investments revenues were CHF 301 million compared with CHF 325 million, as management fees were impacted by the strengthening of the Swiss franc against other major currencies. Alternative and quantitative investments revenues were CHF 88 million compared with CHF 92 million; the decrease was mainly due to lower performance fees. Global real estate revenues increased to CHF 61 million from CHF 48 million, mainly as a result of higher performance fees and lower co-investment losses. Infrastructure revenues were CHF 3 million, unchanged from the prior period. Fund services revenues decreased to CHF 43 million from CHF 53 million, mainly due to the strengthening of the Swiss franc against other major currencies.
Total operating expenses were CHF 373 million compared with CHF 385 million, mainly due to lower personnel expenses.

Global Asset Management

Investment performance – key composites

The table below shows investment performance for approximately 40% of Global Asset Management’s CHF 309 billion actively-managed invested assets in traditional investments on 31 March 2011. This figure excludes CHF 93 billion in actively-managed money market funds, CHF 87 billion in passively-managed investments and CHF 80 billion in alternatives (including alternative and quantitative investments, global real estate and infrastructure).

Annualized
	3 months	1 year	3 years	5 years

Equities

Global Equity Composite vs. MSCI World Equity (Free) Index	–	–	+	+

US Large Cap Equity Composite vs. Russell 1000 Index	–	–	–	–

Pan European Composite vs. MSCI Europe Free Index	–	–	+	+

Swiss Equity Composite vs. SPI (Total Return) Index	–	–	+	+

Asian Equity Composite vs. MSCI All Country Asia ex Japan Index	–	–	+	+

Emerging Equity Composite vs. Emerging Markets Equity Index	–	–	+	–

Global Equity Ex-US Growth Composite vs. MSCI EAFE (Free) Index	–	–	–	–

US Large Cap Select Growth Equity Composite vs. Russell 1000 Growth Index	+	+	+	+

Fixed income

Global Bond Composite vs. Citigroup World Government Bond Index	+	+	+	–

US Bond Composite vs. Barclays Capital U.S. Aggregate Index	+	+	–	–

EUR Aggregate Bonds Composite vs. Barclays Capital Euro Aggregate 500mio+ Index	+	+	+	+

CHF Bonds Ausland Composite vs. Swiss Bond Foreign AAA-BBB (Total Return) Index	+	+	+	+

Australian Bond Composite vs. UBS Australian Composite Bond Index (0+ Yrs)	+	+	+	+

Emerging Bond Composite vs. Emerging Markets Debt Index[1]	+	+	–	–

Global investment solutions

Global Securities Composite vs. Global Securities Markets Index[1]	–	–	–	–

1 Customized benchmark.
(+) above benchmark; (–) under benchmark; (=) equal to benchmark. All are before the deduction of investment management fees. Global composites are stated in USD terms; all others are in appropriate local currencies (unless otherwise stated). A composite is an aggregation of one or more portfolios in a single group that is representative of a particular strategy, style, or objective. The composite is the asset-weighted average of the performance results of all the portfolios it holds.

UBS business divisions and Corporate Center

Investment Bank

Pre-tax profit was CHF 835 million in the first quarter of 2011 compared with CHF 1,190 million in the first quarter of 2010. The pre-tax profit excluding own credit was CHF 967 million compared with CHF 1,437 million, reflecting lower revenues in the fixed income, currencies and commodities and investment banking businesses, partly offset by an increase in the equities business.

Business division reporting
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.11	31.12.10	31.3.10	4Q10	1Q10

Investment banking	466	910	604	(49)	(23)

Advisory revenues	273	264	208	3	31

Capital market revenues	388	757	475	(49)	(18)

Equities	176	461	262	(62)	(33)

Fixed income, currencies and commodities	212	296	213	(28)	0

Other fee income and risk management	(194)	(111)	(78)	(75)	(149)

Securities	3,111	1,884	3,420	65	(9)

Equities	1,310	945	1,255	39	4

Fixed income, currencies and commodities	1,801	939	2,165	92	(17)

Total income	3,577	2,794	4,024	28	(11)

Credit loss (expense) / recovery[1]	1	(108)	112

Total operating income excluding own credit	3,578	2,686	4,136	33	(13)

Own credit[2]	(133)	(509)	(247)	74	46

Total operating income as reported	3,445	2,177	3,889	58	(11)

Personnel expenses	1,871	1,256	1,993	49	(6)

General and administrative expenses	635	726	601	(13)	6

Services (to) / from other business divisions	34	12	22	183	55

Depreciation of property and equipment	63	75	75	(16)	(16)

Amortization of intangible assets	8	8	9	0	(11)

Total operating expenses	2,610	2,078	2,699	26	(3)

Business division performance before tax	835	100	1,190	735	(30)

Business division performance before tax excluding own credit	967	608	1,437	59	(33)

Key performance indicators[3]

Pre-tax profit growth (%)[4]	735.0	N/A	300.7

Cost / income ratio (%)	75.8	90.9	71.5

Return on attributed equity (RoaE) (%)	11.5	8.7	19.8

Return on assets, gross (%)	1.4	1.2	1.5

Average VaR (1-day, 95% confidence, 5 years of historical data)	73	66	52	11	40

1 Includes credit loss (expense) / recovery on reclassified and acquired securities (1Q11: recovery of CHF 3 million; 4Q10: loss of CHF 82 million; 1Q10 loss of CHF 29 million).   2 Represents own credit changes on financial liabilities designated at fair value through profit or loss. The cumulative own credit gain for such debt held on 31 March 2011 amounts to CHF 0.1 billion. This gain has reduced the fair value of financial liabilities designated at fair value through profit or loss recognized on our balance sheet. Refer to “Note 11b Fair value of financial instruments” in the “Financial information” section of this report for more information.   3 For the definitions of our key performance indicators, refer to the “Measurement and analysis of performance” section on page 33 of our Annual Report 2010.   4 Not meaningful if either the current period or the comparison period is a loss period.

Investment Bank

Business division reporting (continued)
	As of or for the quarter ended			% change from
CHF billion, except where indicated	31.3.11	31.12.10	31.3.10	4Q10	1Q10

Additional information

Total assets[1]	951.1	966.9	990.1	(2)	(4)

Average attributed equity[2]	29.0	27.0	24.0	7	21

BIS risk-weighted assets	123.5	119.3	124.6	4	(1)

Return on risk-weighted assets, gross (%)	11.4	9.7	12.2

Goodwill and intangible assets	3.1	3.2	3.6	(3)	(14)

Compensation ratio (%)	54.3	55.0	52.8

Impaired lending portfolio as a % of total lending portfolio, gross (%)[3]	5.5	5.5	6.9

Personnel (full-time equivalents)	17,628	16,860	16,373	5	8

1 Based on third-party view, i.e. without intercompany balances.   2 Refer to the “Capital management” section of this report for more information about the equity attribution framework.   3 Impaired lending portfolio as a % of total lending portfolio, gross (%) includes Loans, gross and Due from banks. Refer to the “Risk management and control” section of this report for more information on impairment ratios.

Results: 1Q11 vs 1Q10

Total operating income as reported

We recorded total operating income of CHF 3,445 million in the first quarter of 2011 compared with CHF 3,889 million in the first quarter of 2010, a decline of 11%.

Total income

Total income was CHF 3,577 million compared with CHF 4,024 million. Revenues in the fixed income, currencies and commodities (FICC) and investment banking businesses decreased significantly compared with the first quarter of 2010. This was partly offset by an increase in the equities business.

Credit loss expense / recovery

Net credit loss recovery was CHF 1 million compared with a recovery of CHF 112 million in the first quarter of 2010. There were no significant items in the quarter.
è	Refer to the “Risk management and control” section of this report for more information on credit risk

Own credit

An own credit loss on financial liabilities designated at fair value of CHF 133 million was recorded in the first quarter of 2011, compared with a loss of CHF 247 million in the first quarter of 2010, primarily due to a reduced tightening of our credit spreads over the quarter.
è	Refer to “Note 11b Fair value of financial instruments” in the “Financial information” section of this report for more information on own credit

Operating income by business segment

In the first quarter of 2011, we implemented two structural changes in our business division relating to commodities and risk management premiums (RMP). The changes were not material to restate at a divisional level, however, where relevant, we have made reference to the adjusted comparative to aid explanation of the business segment results.
è	Refer to the “Accounting and reporting structure changes” section of this report for more information

Investment banking

In the first quarter of 2011, total revenues were CHF 466 million, down 23% compared with CHF 604 million in the first quarter of 2010. An increase in advisory revenues was more than offset by lower capital market revenues and other fee income and risk management.
Advisory revenues increased 31% to CHF 273 million from CHF 208 million, versus market fee pool growth of 14%.
Capital market revenues were CHF 388 million compared with CHF 475 million. Equities capital market revenues decreased to CHF 176 million from CHF 262 million, versus a market fee pool increase of 11%, due to participation in fewer initial public offerings and follow-ons. Fixed income capital market revenues at CHF 212 million, were broadly in line with the first quarter of 2010.
Other fee income and risk management revenues were negative CHF 194 million compared with negative CHF 78 million. The reduction was due to the inclusion of mark-ups on our loan portfolio in the first quarter of 2010, and the impact from the revised allocation of RMP in the first quarter 2011 as previously referenced.

Securities

Securities revenues were CHF 3,111 million, down from CHF 3,420 million in the first quarter of 2010.

Equities

Equities revenues increased 4% to CHF 1,310 million from CHF 1,255 million.
Cash revenues were CHF 515 million, up from CHF 484 million, due to a stronger trading performance in the US and Asia Pacific, partly offset by lower revenues in Europe, the Middle East and Africa.

UBS business divisions and Corporate Center

Derivatives and equity-linked revenues were lower at CHF 459 million compared with CHF 491 million. Excluding the impact of the commodities transfer as previously referenced, derivatives and equity-linked revenues would have been marginally higher. Derivatives income improved in Asia Pacific, partially offset by a reduction in Europe, the Middle East and Africa. Equity-linked revenues were lower across all regions compared with the first quarter of 2010, which benefited from a strong inflow of funds, particularly in Asia Pacific.
In the prime services business, revenues increased to CHF 235 million from CHF 231 million. Prime brokerage revenues were up, reflecting an increase in client balances, partly offset by spread compression. Exchange-traded derivatives commissions were down, partly offset by higher financing revenues.
Other equities revenues, at CHF 101 million, were CHF 52 million higher than the first quarter of 2010, mainly reflecting an increased contribution from proprietary trading.

Fixed income, currencies and commodities

FICC revenues were CHF 1,801 million, down 17% from CHF 2,165 million. A strong improvement in credit revenues was more than offset by lower gains from legacy positions and reduced revenues in macro and emerging markets.
Credit revenues rose to CHF 988 million from CHF 744 million, largely due to gains in structured credit and flow trading resulting from higher flow volumes and client business in Europe and the US.
In macro, revenues decreased to CHF 556 million from CHF 922 million. The rates business declined as market uncertainty kept volatility high, but reduced liquidity. This impacted both our short-term interest rate as well as our long-term derivative and government bond activities. Revenues in the foreign exchange business were marginally lower.
Emerging markets revenues were CHF 206 million compared with CHF 241 million, as client flows and risk appetite were impacted by inflation concerns in certain markets as well as Middle Eastern political unrest and events in Japan.
Other FICC revenues were CHF 50 million compared with CHF 258 million. Most of the positive revenues in the first quarter 2010 stemmed from the reduction of credit valuation adjustments to derivatives receivables from monoline bond insurers as spreads tightened. The first quarter of 2011 included positive contributions from commodities (including the impact from the structural change from derivatives and equity-linked as previously referenced) and from residual risk positions. These were partly offset by losses from counterparty exposure management and debit valuation adjustments of CHF 38 million on our derivatives portfolio as spreads tightened.

Operating expenses

Total operating expenses were CHF 2,610 million compared with CHF 2,699 million, primarily due to lower personnel expenses on reduced bonus accruals. General and administrative expenses increased to CHF 635 million compared with CHF 601 million, mainly due to an increase in professional fees, travel and entertainment and advertising costs.

Personnel: 1Q11 vs 4Q10

The Investment Bank employed 17,628 personnel on 31 March 2011, an increase of 768 from 16,860 on 31 December 2010. This increase was mainly due to the revised allocation methodology for the Corporate Center personnel implemented as of the first quarter of 2011 and new hires associated with planned strategic growth in the Investment Bank, partly offset by attrition and the transfer of approximately 280 personnel to Wealth Management & Swiss Bank as part of forming the Investment Products & Services unit.
è	Refer to the “Accounting and reporting structure changes” section of this report for more information on how the process of allocating Corporate Center personnel to the business divisions has been refined and on the Investment Products & Services transfer to Wealth Management & Swiss Bank

Results: 1Q11 vs 4Q10

In the first quarter of 2011, we recorded a pre-tax profit of CHF 835 million compared with CHF 100 million in the fourth quarter of 2010. The pre-tax profit excluding own credit was CHF 967 million compared with CHF 608 million. Total income was CHF 3,577 million compared with CHF 2,794 million. Net credit loss recovery was CHF 1 million compared with net credit loss expenses of CHF 108 million. An own credit loss on financial liabilities designated at fair value of CHF 133 million was recorded, compared with an own credit loss of CHF 509 million in the prior quarter.
Revenues in investment banking declined to CHF 466 million from CHF 910 million, mainly due to lower capital market revenues. Within securities, equities revenues increased to CHF 1,310 million from CHF 945 million, as all businesses reported broadly flat or positive revenue growth over the prior quarter. Revenues in the FICC business increased to CHF 1,801 million from CHF 939 million, largely due to higher revenues across all businesses, in particular credit and macro.
Total operating expenses were CHF 2,610 million compared with CHF 2,078 million. Personnel expenses were CHF 1,871 million compared with CHF 1,256 million, largely due to an increase in bonus accruals, which were particularly low in the fourth quarter, and severance costs. General and administrative expenses decreased to CHF 635 million from CHF 726 million, mainly due to a reduction of charges for litigation provisions and lower travel and entertainment costs.

Corporate Center

Corporate Center

Pre-tax result from continuing operations in the first quarter of 2011 was CHF 116 million. This compares with CHF 149 million in the previous quarter, which benefited from a gain of CHF 158 million on the sale of a property in Zurich.

The Corporate Center provides treasury services and manages support and control functions for the business divisions and the Group such as risk control, finance, legal and compliance, communication and branding, human resources, information technology, real estate, procurement, corporate development, security and service centers.
Potential sources of income and expenses, cash flows and capital gains and losses in the Corporate Center arise, for example, from the management of our own-used real estate, treasury income and expense items not allocated to the business divisions, and from certain other corporate items. Examples of corporate items include the value of our option to acquire the SNB StabFund’s equity, and certain litigation provisions.
The Corporate Center allocates treasury income, operating
expenses and personnel associated with these activities to the business divisions based on their individual capital and services consumption. Allocations equate to approximately 98% of the Corporate Center’s operating expenses. For external reporting purposes, the costs of these shared services are reclassified back to their original cost lines in the business divisions.
For efficiency reasons, some shared services are charged out on a pro rata basis in the form of flat fees, based on anticipated annual cost developments. By their very nature, flat fee structures are inflexible and do not take into account minor variances on a quarter by quarter basis, either positive or negative. Thus, each quarter the Corporate Center’s operating expenses may be affected by either an over- or under-recovery due to the flat fee charged to the business divisions.

Corporate Center reporting
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.11	31.12.10	31.3.10	4Q10	1Q10

Income	163	308	356	(47)	(54)

Credit loss (expense) / recovery	(1)	0	0

Total operating income	163	308	356	(47)	(54)

Personnel expenses	(13)	54	(11)		(18)

General and administrative expenses	41	81	32	(49)	28

Services (to) / from other business divisions	1	3	4	(67)	(75)

Depreciation of property and equipment	18	22	23	(18)	(22)

Amortization of intangible assets	0	0	0

Total operating expenses	46	160	49	(71)	(6)

Performance from continuing operations before tax	116	149	306	(22)	(62)

Performance from discontinued operations before tax	0	0	2		(100)

Performance before tax	116	149	308	(22)	(62)

UBS business divisions and Corporate Center

Corporate Center reporting (continued)
	As of or for the quarter ended			% change from
CHF million, except where indicated	31.3.11	31.12.10	31.3.10	4Q10	1Q10

Additional information

BIS risk-weighted assets (CHF billion)	9.5	8.9	9.3	7	2

Personnel before allocations (full-time equivalents)	19,588	19,406	19,673	1	0

Net allocations to business divisions (full-time equivalents)	(19,385)	(19,212)	(19,492)	(1)	1

Personnel after allocations (full-time equivalents)	203	194	180	5	13

Corporate Center expenses before service allocation to business divisions

Personnel expenses	969	907	981	7	(1)

General and administrative expenses	842	950	813	(11)	4

Depreciation of property and equipment	183	206	209	(11)	(12)

Total operating expenses before service allocation to business divisions	1,994	2,062	2,003	(3)	0

Net allocations to business divisions	(1,948)	(1,902)	(1,954)	(2)	0

Total operating expenses	46	160	49	(71)	(6)

Results: 1Q11 vs 4Q10

Operating income

The Corporate Center’s operating income was CHF 163 million in the first quarter of 2011, down 47% compared with the prior quarter, which included a gain of CHF 158 million on the sale of a property in Zurich. The revaluation of our option to acquire the SNB StabFund’s equity resulted in a gain of CHF 192 million in the first quarter of 2011, compared with a gain of CHF 153 million in the prior quarter. Treasury income remaining in the Corporate Center after allocations to the business divisions amounted to a loss of CHF 13 million in the first quarter of 2011.

Operating expenses

On a gross basis before service allocations to the business divisions, the Corporate Center reported operating expenses of CHF 1,994 million, down from CHF 2,062 million in the prior quarter. Personnel expenses increased 7% to CHF 969 million in the first quarter of 2011, due to higher bonus accruals. This was more than offset by an 11% decrease in general and administrative expenses to CHF 842 million, reflecting lower upfront investments relating to IT outsourcing, provision releases in corporate real estate and lower communication and branding expenses. The majority of the Corporate Center costs were related to IT services (39%), corporate real estate expenses (23%) and services provided by the control functions such as finance, risk control and legal and compliance (16%).
Business divisions were charged net CHF 1,948 million for the shared services utilized, an increase of CHF 46 million from the prior quarter, due to the aforementioned fat fee concept. Remaining total operating expenses, after allocations to the business divisions, were CHF 46 million, down from CHF 160 million.
This mainly related to operating expenses for Group governance functions and other corporate items, such as certain litigation provisions, partially offset by a minor allocation over-recovery due to the aforementioned fat fee concept for shared services costs.

Personnel

At the end of the first quarter of 2011, the Corporate Center employed 19,588 personnel, of which 19,385 were reclassified to the business divisions based on services consumed by them. The remaining 203 personnel related to the aforementioned Group governance functions and other corporate items.
è	Refer to the “Accounting and reporting structure changes” section of this report for more information on how the process of allocating Corporate Center personnel to the business divisions has been refined

Results: 1Q11 vs 1Q10

Pre-tax profit from continuing operations decreased to CHF 116 million from CHF 306 million.
The first quarter of 2010 included a gain of CHF 180 million on the sale of investments in associates owning real estate in New York and a CHF 231 million positive revaluation of our option to acquire the SNB StabFund’s equity compared with CHF 192 million in the first quarter of 2011.
Costs before allocations to business divisions reduced slightly from 2,003 million in the first quarter of 2010 to 1,994 million in the first quarter of 2011. Further consolidation of services and functions into the Corporate Center took place since the first quarter of 2010, which led to a higher cost base in the Corporate Center. This was more than offset by realized cost savings in the same period and favorable foreign exchange movements.

Risk and treasury management

Management report

Risk management and control

Risk management and control

Overall, our risk profile did not materially change during the first quarter of 2011.

Our risk management and control framework is described in the “Risk and treasury management” section of our Annual Report 2010, including details on how we define, measure and manage credit, market and operational risks as well as risk concentrations.

Credit risk

The tables in this section provide an update on our credit risk exposures on 31 March 2011, including details of our allowances and provisions for credit losses and the composition and credit quality of our key banking products portfolios in Wealth Management & Swiss Bank, and of counterparty exposures booked within the Investment Bank from banking products and over-the-counter (OTC) derivative contracts.
è	Refer to the “Group results” section of this report for more information on credit loss expense / recovery in the first quarter

Gross banking products and impairments

The credit risk exposures reported in the table “Allowances and provisions for credit losses” represent the International Financial Reporting Standards (IFRS) balance sheet view of our gross banking products portfolio. This comprises the balance sheet line items Balances with central banks, Due from banks and Loans as well as the off-balance sheet items Guarantees and Loan commitments. The table also shows the IFRS reported allowances and provisions for credit losses and impaired exposure.
Our gross loan exposure increased to CHF 268 billion on 31 March 2011, from CHF 264 billion on 31 December 2010. Our gross impaired loan portfolio, comprising reclassified and acquired securities, was CHF 4.0 billion at the end of the first quarter, com-
pared with CHF 4.2 billion at the end of the prior quarter. The ratio of the impaired loan portfolio to total gross loan portfolio was 1.5% on 31 March 2011, compared with 1.6% on 31 December 2010. Excluding securities, the ratio remained stable at 0.9% in the first quarter of 2011.
The total gross loan portfolio in the Investment Bank was CHF 38 billion on 31 March 2011, down from CHF 39 billion on 31 December 2010. The Investment Bank held CHF 5.3 billion of assets at carrying value in its loan portfolio, on which protection was purchased from monoline insurers (CHF 5.3 billion on 31 December 2010), and CHF 0.4 billion at carrying value of US commercial real estate positions (CHF 0.5 billion on 31 December 2010). These assets were reclassified to Loans and receivables from Held for trading in the fourth quarter of 2008. The reduction in our exposures to these assets in the first quarter resulted from a combination of sales and foreign exchange movements.
è	Refer to “Note 12 Reclassification of financial assets” in the “Financial information” section of this report for more information on reclassified securities
è	Refer to the “Risk concentrations” section of this report for more information on our exposures to monoline insurers
The Investment Bank’s gross impaired loan portfolio excluding securities decreased to CHF 832 million on 31 March 2011, compared with CHF 913 million on 31 December 2010.
In Wealth Management & Swiss Bank, the gross loan portfolio increased to CHF 207 billion on 31 March 2011, compared with CHF 202 billion on 31 December 2010. The gross impaired loan exposure remained stable at CHF 1.3 billion on 31 March 2011.

Risk and treasury management

Allowances and provisions for credit losses
					Allowances and
					provisions for credit		Estimated liquidation
CHF million, except where indicated	IFRS exposure, gross		Impaired exposure[1]		losses[2]		proceeds of collateral		Impairment ratio (%)
As of	31.3.11	31.12.10	31.3.11	31.12.10	31.3.11	31.12.10	31.3.11	31.12.10	31.3.11	31.12.10

Group

Balances with central banks	25,075	24,459							0.0	0.0

Due from banks	16,361	17,158	18	21	22	24			0.1	0.1

Loans	268,406	263,964	4,015	4,172	1,046	1,039	2,233	2,286	1.5	1.6

of which: related to reclassified securities[3]	11,395	11,719	1,506	1,574	208	221	1,319	1,376	13.2	13.4

of which: related to acquired securities	9,229	9,673	373	351	57	52	334	313	4.0	3.6

of which: related to other loans	247,783	242,572	2,136	2,247	781	766	580	597	0.9	0.9

Guarantees	17,179	16,535	105	160	88	96	6	7	0.6	1.0

Loan commitments	61,386	56,851	123	142	22	34	8	5	0.2	0.2

Banking products	388,407	378,967	4,262	4,495	1,177	1,193	2,247	2,298	1.1	1.2

Investment Bank

Balances with central banks	23,226	13,732							0.0	0.0

Due from banks	11,608	12,007							0.0	0.0

Loans	38,043	39,392	2,711	2,838	341	348	1,891	1,926	7.1	7.2

of which: related to reclassified securities[3]	11,395	11,719	1,506	1,574	208	221	1,319	1,376	13.2	13.4

of which: related to acquired securities	9,229	9,673	373	351	57	52	334	313	4.0	3.6

of which: related to other loans	17,419	18,000	832	913	76	76	238	237	4.8	5.1

Guarantees	5,708	5,536	66	67	62	43			1.2	1.2

Loan commitments	52,888	48,509	94	95	11	26			0.2	0.2

Banking products	131,472	119,177	2,872	3,000	414	417	1,891	1,926	2.2	2.5

Wealth Management & Swiss Bank

Balances with central banks	566	10,727							0.0	0.0

Due from banks	2,684	2,678	18	21	22	24			0.7	0.8

Loans	206,869	201,942	1,303	1,333	704	689	342	360	0.6	0.7

Guarantees	10,975	10,505	39	93	22	49	6	7	0.4	0.9

Loan commitments	7,146	7,276	29	47	11	8	8	5	0.4	0.6

Banking products	228,240	233,128	1,389	1,494	758	770	357	372	0.6	0.6

Wealth Management

Balances with central banks	416	463							0.0	0.0

Due from banks	572	456							0.0	0.0

Loans	70,906	67,104	142	166	116	126	35	45	0.2	0.2

Guarantees	2,378	2,391							0.0	0.0

Loan commitments	1,077	983							0.0	0.0

Banking products	75,349	71,397	142	166	116	126	35	45	0.2	0.2

Retail & Corporate

Balances with central banks	151	10,265							0.0	0.0

Due from banks	2,113	2,222	18	21	22	24			0.9	0.9

Loans	135,962	134,838	1,161	1,167	588	563	307	315	0.9	0.9

Guarantees	8,597	8,114	39	93	22	49	6	7	0.5	1.1

Loan commitments	6,069	6,293	29	47	11	8	8	5	0.5	0.7

Banking products	152,892	161,732	1,247	1,328	643	644	321	327	0.8	0.8

1 Excludes reclassified securities with adverse cash flow estimate revisions cumulatively below 5% of the carrying value at reclassification date, adjusted for redemptions.   2 Excludes CHF 47 million in collective loan loss allowances (31.12.10: CHF 47 million).   3 Refer to “Note 12 Reclassification of financial assets” in the “Financial information” section of this report.

Risk management and control

Wealth Management & Swiss Bank – loan portfolio

The table “Wealth Management & Swiss Bank: composition of loan portfolio, gross” shows the composition of the loan portfolio for Wealth Management & Swiss Bank as shown in the “Allowances and provisions for credit losses” table.
The composition of Wealth Management & Swiss Bank’s loan portfolio remained stable over the quarter. On 31 March 2011, 92% of the portfolio was secured by collateral. Approximately 52% of the unsecured loan portfolio was rated investment grade based on our internal ratings, and 57% of the unsecured portfolio was related to cash flow-based lending to corporate counterparties. In addition, 31% of our unsecured loans related to lending to public authorities, mainly in Switzerland.

Investment Bank – banking products and OTC derivatives exposure

The tables on the next page show the composition and credit quality of the Investment Bank’s banking products portfolio based on the internal management view of credit risk.
The table “Investment Bank: banking products and OTC derivatives exposure” shows banking products (loans, guarantees and loan commitments) and OTC derivatives, gross and net of allowances, provisions, credit valuation adjustments (CVA) and credit hedges. The second table provides a breakdown of the internal rating and loss given default profile of the banking products portfolio, with additional detail provided on the sub-investment grade component.
The net banking products exposure after credit hedges increased to CHF 44.8 billion at the end of the first quarter from CHF 41.6 billion on 31 December 2010. Approximately 62% of our net banking products exposures after the application of cred-
it hedges are classified as investment grade, based on our internal ratings. The vast majority of sub-investment grade exposures have a loss given default of 0–50%.
Loss given default is determined based on our estimation of the likely recovery rate of any defaulted claims. Recovery rates are dependent upon the characteristics of the counterparty in addition to any credit mitigation such as collateral held.
Included in the Investment Bank’s total net banking products exposure to corporates and other non-banks is our loan to the RMBS Opportunities Master Fund, LP, a special purpose entity managed by BlackRock Financial Management, Inc. On 31 March 2011, the loan had an outstanding balance of USD 5.4 billion (compared with USD 5.7 billion on 31 December 2010), taking into account amounts held in escrow. The aggregate notional balance of the RMBS fund’s assets collateralizing the loan on 31 March 2011 was USD 12.9 billion. By notional balance, this portfolio was comprised primarily of Alt-A (53%) and sub-prime (33%) products. In terms of priority, the portfolio was dominated by senior positions (95%).
We closely monitor the RMBS fund and its performance, particularly to determine if deterioration of the underlying residential mortgage-backed securities (RMBS) mortgage pools indicates that the equity investors in the fund no longer receive the majority of the risks and rewards, and also to assess whether the loan to the RMBS fund has been impaired. Developments during the first quarter have not altered our conclusion that the loan is not impaired and that consolidation is not required.
è	Refer to the “Risk and treasury management” section of our Annual Report 2010 for more information on our loan to the RMBS Opportunities Master Fund, LP

Risk and treasury management

Wealth Management & Swiss Bank: composition of loan portfolio, gross

CHF million, except where indicated	31.3.11		31.12.10

Secured by residential property	123,371	59.6%	122,815	60.8%

Secured by commercial / industrial property	20,981	10.1%	20,766	10.3%

Secured by securities	46,811	22.6%	42,993	21.3%

Unsecured loans	15,706	7.6%	15,367	7.6%

Total loans, gross	206,869	100.0%	201,942	100.0%

Total loans, net of allowances and credit hedges	205,810		201,012

Investment Bank: banking products and OTC derivatives exposure[1]
CHF million	Banking products		OTC derivatives
	31.3.11	31.12.10	31.3.11	31.12.10

Total exposure, before deduction of allowances and provisions, CVA and hedges	73,507	70,885	37,774	47,452

Less: allowances, provisions and CVA	(111)	(124)	(1,452)	(2,224)

Less: credit protection bought (credit default swaps, notional)	(28,552)	(29,154)	(3,764)	(3,683)

Net exposure after allowances and provisions, CVA and hedges	44,844	41,608	32,558	41,546

1 Banking products: risk view, excludes balances with central banks, due from banks, reclassified and acquired securities and internal risk adjustments; OTC derivatives: net replacement value includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking Law, based on the IFRS scope of consolidation.

Investment Bank: distribution of net banking products exposure to corporates and other non-banks, across UBS-internal rating and loss given default (LGD) buckets

CHF million, except where indicated			31.3.11						31.12.10
				LGD buckets				Weighted		Weighted
	Moody’s Investor	Standard & Poor’s						average		average
UBS-internal rating	Services equivalent	equivalent	Exposure	0–25%	26–50%	51–75%	76–100%	LGD (%)	Exposure	LGD (%)

Investment grade	Aaa to Baa3	AAA to BBB–	27,771	9,777	11,550	3,862	2,582	40	25,603	43

Sub-investment grade			17,073	6,758	6,757	2,684	873	35	16,005	33

of which: 6–9	Ba1 to Ba3	BB+ to BB–	7,033	2,229	3,374	1,275	155	37	6,812	36

of which: 10–12	B1 to B3	B+ to B–	8,999	3,858	3,163	1,329	650	34	8,285	31

of which: 13 & defaulted	Caa & lower	CCC & lower	1,041	671	221	80	69	29	908	35

Net banking products exposure to corporates and other non-banks, after application of credit hedges			44,844	16,535	18,307	6,546	3,456	38	41,608	39

Risk management and control

Market risk

Most of our market risk comes from the Investment Bank’s trading activities. Group Treasury assumes foreign exchange and interest rate risk in connection with its balance sheet, profit and loss and capital management responsibilities. Our wealth and asset management operations also take limited market risk in support of client business.

Trading portfolios

For the purposes of our disclosure, value-at-risk (VaR) is used to quantify market risk exposures in our trading portfolios.

Value-at-risk

VaR is a statistical measure of market risk, representing the market risk losses that could potentially be realized over a set time horizon at an established level of confidence. This assumes no change in the firm’s trading positions over the relevant time period.
Actual realized market risk losses may differ from those implied by our VaR for a variety of reasons. For example, the historical period used in creating our VaR measure may include fluctuations in market rates and prices that differ from those in the future; our VaR measure is calibrated to a specified level of confidence and may not indicate potential losses beyond this confidence level and the impact on revenue of a market move may differ from that assumed by our VaR model. All VaR measures are subject to limitations and must be interpreted accordingly.
As a complement to VaR, we run macro stress scenarios bringing together various combinations of macro-economic and market moves to reflect the most common types of potential stress events, and more targeted stress tests for concentrated exposures and vulnerable portfolios.
The tables on the next page show our 1-day 95% management VaR for the Group and the Investment Bank. The Investment Bank’s average management VaR in the first quarter increased moderately to CHF 73 million compared with CHF 66 million in the fourth quarter of 2010, primarily due to an increase in credit spread risk. Period-end Investment Bank VaR was higher at CHF 71 million on 31 March 2011, compared with CHF 68 million on 31 December 2010. Credit spread risk continued to be the dominant component of our VaR.
VaR for the Group as a whole followed a similar pattern to Investment Bank VaR.

Backtesting

Backtesting compares 1-day 99% regulatory VaR calculated on positions at the close of each business day with the revenues generated by those positions on the following business day. Backtesting revenues exclude non-trading revenues, such as fees and commissions, and estimated revenues from intraday trading. A backtesting exception occurs when backtesting revenues are negative and the absolute value of those revenues is greater than the previous day’s VaR. We did not have any backtesting exceptions in the first quarter of 2011.

Risk and treasury management

Group: value-at-risk (1-day, 95% confidence, 5 years of historical data)

	For the quarter ended 31.3.11				For the quarter ended 31.12.10
CHF million	Min.	Max.	Average	31.3.11	Min.	Max.	Average	31.12.10

Business divisions and Corporate Center

Investment Bank	64	89	73	71	48	78	66	68

Wealth Management & Swiss Bank	0	0	0	0	0	0	0	0

Wealth Management Americas	1	1	1	1	1	2	2	1

Global Asset Management	0	0	0	0	0	0	0	0

Corporate Center	4	9	6	5	4	22	11	5

Diversification effect	[1]	[1]	(6)	(5)	[1]	[1]	(12)	(7)

Total management VaR, Group[2]	66	92	74	72	49	76	67	68

Diversification effect (%)			(8)	(6)			(15)	(9)

1  As the minimum and maximum occur on different days for different business divisions, it is not meaningful to calculate a portfolio diversification effect.   2 Includes all positions subject to internal management VaR limits.

Investment Bank: value-at-risk (1-day, 95% confidence, 5 years of historical data)

	For the quarter ended 31.3.11				For the quarter ended 31.12.10
CHF million	Min.	Max.	Average	31.3.11	Min.	Max.	Average	31.12.10

Risk type

Equities	13	21	17	15	14	26	20	17

Interest rates	21	31	25	26	21	44	29	23

Credit spreads	59	75	68	66	55	70	63	59

Foreign exchange	4	17	7	12	4	15	8	6

Energy, metals and commodities	3	10	5	6	2	8	4	7

Diversification effect	[1]	[1]	(49)	(54)	[1]	[1]	(58)	(43)

Total management VaR, Investment Bank[2]	64	89	73	71	48	78	66	68

Diversification effect (%)			(40)	(43)			(47)	(39)

1  As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.   2 Includes all positions subject to internal management VaR limits.

Risk management and control

Non-trading portfolios

For the purpose of our disclosure, the market risks associated with our non-trading portfolios are quantified using sensitivity analysis. This includes an aggregate measure of our exposures to interest rate risk in the banking book as disclosed in our Annual Report 2010 and specific sensitivity information disclosed below for certain significant instrument categories that are not included in our management VaR.

Non-trading portfolios – valuation and sensitivity information by instrument category

Credit valuation adjustments on monoline credit protection

We previously entered into negative basis trades with monolines, whereby they provided credit default swap protection against UBS-held underlyings, including residential and commercial mortgage-backed securities collateralized debt obligations (RMBS and CMBS CDO), transactions with collateralized loan obligations (CLO), and asset-backed securities collateralized debt obligations (ABS CDO). Since the start of the financial crisis, the credit valuation adjustments (CVA) relating to these monoline exposures have been a source of valuation uncertainty, given market illiquidity and the contractual terms of these exposures relative to other monoline-related instruments.
CVA amounts related to monoline credit protection are based on a methodology that uses credit default swap (CDS) spreads on the monolines as a key input in determining an implied level of expected loss. Where a monoline has no observable CDS spread, a judgment is made on the most comparable monoline or combination of monolines and the corresponding spreads are used instead. For RMBS CDO, CMBS CDO, and CLO asset categories, cash flow projections are used in conjunction with current fair values of the underlying assets to provide estimates of expected future exposure levels. For other asset categories, future exposure is derived from current exposure levels.

To assess the sensitivity of the monoline CVA calculation to alternative assumptions, the impact of a 10% increase in monoline credit default swap spreads (e.g. from 1,000 basis points to 1,100 basis points for a specific monoline) was considered. On 31 March 2011, such an increase would have resulted in an increase in the monoline credit valuation adjustment of USD 40 million (CHF 37 million; 31 December 2010: USD 45 million or CHF 42 million).
The sensitivity of the monoline CVA to a decrease of 1 percentage point in the monoline recovery rate assumptions (e.g. from 35% to 34% for a specific monoline, conditional on default occurring) is estimated to result in an increase of approximately USD 9 million (CHF 8 million; 31 December 2010: USD 9 million or CHF 8 million) in the CVA. The sensitivity to credit spreads and recovery rates is linear.

US reference-linked notes (RLN)

The US reference-linked notes (RLN) consist of a series of transactions whereby we purchased credit protection, predominantly in note form, on a notional portfolio of fixed income assets. The referenced assets are comprised of USD asset-backed securities (ABS). These are primarily commercial mortgage-backed securities and subprime residential mortgage-backed securities and/or corporate bonds and loans across all rating categories. While the assets in the portfolio are marked-to-market, the credit protection embodied in the RLNs is fair valued using a market standard approach to the valuation of portfolio credit protection (Gaussian copula). This approach is intended to effectively simulate correlated defaults within the portfolio, where the expected losses and defaults of the individual assets are closely linked to the observed

Risk and treasury management

market prices (spread levels) of those assets. Key assumptions of the model include correlations and recovery rates. We apply fair value adjustments related to potential uncertainty in each of these parameters, which are only partly observable. In addition, we apply fair value adjustments for uncertainties associated with the use of observed spread levels as the primary inputs. These fair value adjustments are calculated by applying shocks to the relevant parameters and revaluing the credit protection. These shocks for correlation, recovery and spreads are set to various levels depending on the asset type and/or region and may vary over time depending on the best judgment of the relevant trading and control personnel. Correlation and recovery shocks are generally in the reasonably possible range of 5 to 15 percentage points. Spread shocks vary more widely and depend on whether the underlying protection is funded or unfunded to reflect cash or synthetic basis effects.

There were further redemptions across the US RLN program in first quarter 2011. On 31 March 2011, the fair value of the US RLN credit protection was approximately USD 521 million (CHF 477 million; 31 December 2010: USD 629 million or CHF 588 million). This fair value includes fair value adjustments which were calculated by applying the shocks described above of approximately USD 29 million (CHF 27 million; 31 December 2010: USD 31 million or CHF 29 million). The fair value adjustments may also be considered a measurement of sensitivity.

Non-US reference-linked notes

The same valuation model and the same approach to calculation of fair value adjustments are applied to the non-US RLN credit protection and the US RLN credit protection as described above, except that the spread is shocked by 10% for European corporate names.
On 31 March 2011, the fair value of the non-US RLN credit

protection was approximately USD 573 million (CHF 525 million; 31 December 2010: USD 660 million or CHF 616 million). This fair value includes fair value adjustments which were calculated by applying the shocks described above of approximately USD 62 million (CHF 57 million; 31 December 2010: USD 72 million or CHF 67 million). This adjustment may also be considered a measurement of sensitivity.

Option to acquire equity of the SNB StabFund

Our option to purchase the SNB StabFund’s equity is recognized on the balance sheet as a derivative at fair value (positive replacement values) with changes to fair value recognized in profit and loss. On 31 March 2011, the fair value (after adjustments) of the call option held by UBS was approximately USD 2,112 million (CHF 1,935 million; 31 December 2010: USD 1,906 million or CHF 1,781 million).
The model incorporates cash flow projections for all assets within the fund across various scenarios. It is calibrated to market levels by setting the spread above one-month LIBOR rates used to discount future cash flows such that the model-generated price of the underlying asset pool equals our assessed fair value of the asset pool. The model incorporates a model reserve (fair value adjustment) to address potential uncertainty in this calibration. On 31 March 2011, this adjustment was USD 227 million (CHF 208 million; 31 December 2010: USD 250 million or CHF 234 million).
On 31 March 2011, a 100-basis-point increase in the discount rate would have decreased the option value by approximately USD 173 million (CHF 159 million; on 31 December 2010: USD 167 million or CHF 156 million), and a 100-basis-point decrease would have increased the option value by approximately USD 192 million (CHF 176 million; on 31 December 2010: USD 188 million or CHF 176 million).

Risk management and control

Risk concentrations

Based on our assessment of our portfolios and asset classes with potential for material loss in a stress scenario that we consider most relevant to the current environment, we believe that our exposures to monoline insurers and student loan ARS as shown below can be considered risk concentrations.

It is possible that material losses could occur on asset classes, positions and hedges other than those disclosed in this section of the report, particularly if the correlations that emerge in a stressed environment differ markedly from those we had anticipated. We are exposed to price risk, basis risk, credit spread risk, default risk, and other idiosyncratic and correlation risks on both equities and fixed income inventories. We are also exposed to price risk on our option to acquire the SNB StabFund’s equity.
à	Refer to “Non-trading portfolios – valuation and sensitivity information by instrument category” above for more information

In addition, we have lending, counterparty and country risk exposures that could sustain significant losses if economic conditions were to worsen.
à	Refer to the discussion of market risk and credit risk as well as to the “Risk and treasury management” section of our Annual Report 2010 for more information on the risks to which we are exposed

Exposure to monoline insurers

The vast majority of our direct exposures with monoline insurers arise from OTC derivative contracts, mainly CDS purchased to hedge specific positions. The table on the next page shows the CDS protection purchased from monoline insurers to hedge specific positions.
Exposure under CDS contracts to monoline insurers is calculated as the sum of the fair values of individual CDS after CVA. Changes in CVA result from changes in CDS fair value. This, in turn, arises from changes in the fair value of the instruments against which protection has been purchased, and also by movements in monoline credit spreads.
à	Refer to the discussion of “Non-trading portfolios – valuation and sensitivity information by instrument category” for more information

On 31 March 2011, based on fair values, approximately 72% of the assets included in the table “Exposure to monoline insurers, by rating” were CLO, 26% were collateralized commercial mortgage-backed securities and other asset-backed security CDO, and only 2% were US RMBS CDO. The vast majority of the CLO positions were rated AA and above.

On 31 March 2011, the total fair value of CDS protection purchased from monoline insurers was USD 1.3 billion after cumulative CVA of USD 0.9 billion. The changes reported in the table “Exposure to monoline insurers, by rating” do not equal the profit or loss associated with this portfolio in the first quarter as a significant portion of the underlying assets are classified as Loans and receivables for accounting purposes.
In addition to credit protection purchased on the positions detailed in the table “Exposure to monoline insurers, by rating”, UBS held direct derivative exposure to monoline insurers of USD 236 million after CVA of USD 131 million on 31 March 2011.

Exposure to student loan auction rate securities

Our inventory of student loan ARS decreased slightly to USD 9.7 billion on 31 March 2011 from USD 9.8 billion on 31 December 2010, after factoring in sales and redemptions by issuers.
Approximately 77% of the collateral underlying our inventory of student loan ARS is currently backed by Federal Family Education Loan Program guaranteed collateral, which is reinsured by the US Department of Education for no less than 97% of principal and interest. All of our student loan ARS positions are held as Loans and receivables. Each position is subject to a quarterly impairment test that includes a review of performance reports for each issuing trust. Overall, we reported net credit losses of USD 5 million (CHF 5 million) in the first quarter due to further impairments on our inventory of student loan ARS.
Based on par values, our remaining buy-back commitments amounted to USD 9 million on 31 March 2011. As of next quarter, we will cease reporting the remaining buy-back commitments, as the amount is no longer material.
à	Refer to the “Group results” section of this report for more information on credit loss expense / recovery in the first quarter

Risk and treasury management

Exposure to monoline insurers, by rating1

	31.3.11
				Fair value of		Fair value of
				CDS prior to		CDS after
		Fair value		credit	Credit	credit
	Notional	of underlying		valuation	valuation	valuation
	amount[3]	assets		adjustment	adjustment	adjustment
USD million	Column 1	Column 2		Column 3 (=1–2)	Column 4	Column 5 (=3–4)

Credit protection on US sub-prime residential mortgage-backed securities (RMBS) CDO high grade, from monolines rated sub-investment grade (BB and below)[2]	744	212		532	382	149

Credit protection on other assets[2]	11,276	9,560	[4]	1,716	565	1,151

of which: from monolines rated investment grade (BBB and above)	2,285	2,060		225	41	184

of which: from monolines rated sub-investment grade (BB and below)	8,991	7,499		1,491	524	967

Total 31.3.11	12,020	9,772		2,248	948	1,300

Total 31.12.10	11,906	9,206		2,699	1,087	1,612

1  Excludes the benefit of credit protection purchased from unrelated third parties.   2 Categorization based on the lowest insurance financial strength rating assigned by external rating agencies.   3 Represents gross notional amount of credit default swaps (CDS) purchased as credit protection.   4 Includes USD 6.2 billion (CHF 5.7 billion) at fair value / USD 5.8 billion (CHF 5.3 billion) at carrying value of assets that were reclassified to Loans and receivables from Held for trading in the fourth quarter of 2008. Refer to “Note 12 Reclassification of financial assets” in the “Financial information” section of this report for more information.

Student loan ARS inventory

	Carrying value
USD million	31.3.11		31.12.10

US student loan ARS	9,668	[1]	9,784

1  Includes USD 4.5 billion (CHF 4.1 billion) at carrying value of student loan ARS that were reclassified to Loans and receivables from Held for trading in the fourth quarter of 2008. Refer to “Note 12 Reclassification of financial assets” in the “Financial information” section of this report for more information.

Balance sheet

Balance sheet

On 31 March 2011, our balance sheet stood at CHF 1,291 billion, down by CHF 26 billion from 31 December 2010. Our funded assets, which exclude positive replacement values, increased by CHF 17 billion, as higher trading activity (collateral trading and trading portfolio assets) increased our funded assets by approximately CHF 22 billion. Currency movements deflated our funded assets by CHF 4 billion.

Balance sheet positions disclosed in this section represent quarter-end positions. Intra-quarter balance sheet positions may be different.
à	Refer to the table “FINMA leverage ratio” in the “Capital management” section of this report for our average month-end balance sheet size for the quarter

Assets

Product category view

Replacement values (RVs) decreased by similar amounts on both sides of the balance sheet, as market and currency movements drove down positive replacement values 11%, or CHF 43 billion. Other assets declined by CHF 9 billion, primarily due to lower financial investments available-for-sale, current accounts arising from cash collateral receivables on derivative instruments and prime brokerage balances. These declines were partially offset by collateral trading assets, which rose by CHF 15 billion, mainly attributable to business growth within the Investment Bank. Trading portfolio assets increased by CHF 7 billion to CHF 236 billion, primarily in equity instruments, mainly due to higher market valuations. Lending assets rose by CHF 4 billion due to increased loans to wealth management clients.

Divisional view

Much of our total asset reduction originated in the Investment Bank, as the abovementioned change in positive replacement values contributed significantly to the business division’s CHF 16 billion balance sheet decline to CHF 951 billion. The CHF 17 billion increase in funded assets stemmed almost entirely from the Investment Bank. The balance sheet assets of Retail & Corporate (CHF 144 billion) declined by CHF 9 billion, mainly related to an internal transfer of excess cash placed at central banks to the Investment Bank. The balance sheet sizes of Wealth Management (CHF 96 billion), Wealth Management Americas (CHF 49 billion), Corporate Center (CHF 36 billion), and Global Asset Management (CHF 16 billion) all remained relatively stable.

First quarter of 2011 asset development

CHF billion

       1 Including cash collateral receivables on derivative instruments.

Balance sheet development – assets

CHF billion

       1 Total balance sheet excluding positive replacement values.
       2 Including cash collateral receivables on derivative instruments.

Risk and treasury management

Liabilities

The increase in funded assets was mainly financed by additional secured funding, as repurchase agreements rose by CHF 22 billion. In unsecured borrowing, interbank deposits fell by CHF 7 billion mainly within fixed deposits in the Investment Bank and to a lesser extent, current accounts within Wealth Management & Swiss Bank. Our customer deposits rose by CHF 3 billion, mainly due to growth within current accounts as well as personal and savings accounts in our Wealth Management & Swiss Bank business, which contributed CHF 12 billion to the increase. These increases were partially offset by a decline in our wholesale deposits, which fell by CHF 8 billion. Financial liabilities designated at fair value rose by CHF 2 billion on higher market valuations of equity-linked notes. The balance of debt issued remained stable at CHF 131 billion. Finally, the decline in other liabilities of CHF 3 billion was primarily related to lower variation margins received for collateralized OTC derivative transactions.
à	Refer to the “Liquidity and funding” section of this report for more information

Equity

Equity attributable to UBS shareholders remained largely stable at CHF 46.7 billion, as the quarterly net profit of CHF 1.8 billion and other positive effects of CHF 0.2 billion recognized directly in equity were offset by the negative effect of equity compensation plans of CHF 1.2 billion and other comprehensive income losses of CHF 0.9 billion.
à	Refer to the “Statement of changes in equity” in the “Financial information” section, and to “Comprehensive income attributable to UBS shareholders: 1Q11 vs 4Q10” in the “Group results” section of this report for more information

First quarter of 2011 liabilities and equity development

CHF billion

       1 Including cash collateral payables on derivative instruments.

Balance sheet development – liabilities and equity

CHF billion

1 Total balance sheet excluding negative replacement values.   2 Percentages based on total balance sheet size excluding negative replacement values.   3 Including cash collateral payables on derivative instruments.   4 Including financial liabilities designated at fair value.

Liquidity and funding

Liquidity and funding

We continued to maintain a sound liquidity position and a diversified portfolio of funding sources. The CHF 17 billion rise in funded assets in the first quarter was predominantly funded on a secured basis. There was a shift of unsecured funding from wholesale deposits into Wealth Management client cash deposits.

Market liquidity overview: the first quarter of 2011

The year started positively for funding markets, with substantial volumes of new public long-term debt issued by financial institutions, especially in January. Issuance markets remained resilient throughout the quarter despite several adverse factors, such as: ongoing sovereign debt concerns within certain eurozone countries and accompanying rating downgrades; continued uncertainty around regulatory developments for financial institutions; the uncertain economic outlook of major developed economies; geopolitical tensions in the Middle East and North African region and the events in Japan. We saw a further tightening in our secondary bond spreads and other credit risk premiums in the first quarter, compared with the end of the prior quarter.

Liquidity

We continuously monitor our liquidity position and asset/liability profile. This involves modeling cash flow maturity profiles under both contractual and behavioral expectations and projecting our liquidity exposures under various stress scenarios. The results are then factored into our overall contingency plans. The underlying assumptions in the analysis reflect the general characteristics of the recent financial crisis, including strong investor risk aversion, dislocation of the money markets and a substantial reduction of market liquidity for all but a few select asset classes. The severity of the assumptions underlying our current stress scenario analysis reflects – and in some cases exceeds – our experience during the recent financial crisis.

We seek to preserve at all times a prudent liquidity and funding profile, a balanced asset/liability profile and robust contingency planning processes. We continue to maintain a substantial multi-currency portfolio of unencumbered high-quality short-term assets.

Funding

Our portfolio of liabilities is broadly diversified by market, product and currency. The diversification of our liability portfolio improved during the quarter as the percentage of secured funding via repurchase agreements rose (as shown in the “UBS: funding by product and currency” table) and a portion of cash deposits shifted from wholesale to wealth management client deposits. We raise funds via numerous short-, medium- and long-term funding programs, which allow institutional and private investors in Europe, the US and Asia Pacific to customize their investments in UBS. These broad product offerings, and the global scope of our business activities, are the primary reasons for our funding stability to date. Our wealth management businesses continue to represent a significant, cost-efficient and reliable source of funding. These businesses provided an additional CHF 11 billion of funding from increased cash deposits in the first quarter. Overall they contributed CHF 316 billion, or 94%, of the CHF 335 billion total customer deposits shown in the “UBS asset funding” graph, compared with 92% at the prior quarter-end.

Our outstanding long-term debt, including financial liabilities at fair value, increased by CHF 4 billion during the quarter to CHF 179 billion (constituting 19% of our balance sheet liabilities and total equity, excluding negative replacement values, or 22% of our funding sources as shown in the “UBS: funding by product and currency” table). In the first quarter, we issued USD 1.75 billion of public benchmark bonds and raised approximately CHF 0.5 billion via Swiss Pfandbriefe, in addition to funds we raised through medium-term note issuances and private placements. Senior unsecured public bonds totaling approximately CHF 0.5 billion equivalent matured in the first quarter, as did approximately CHF 0.4 billion of Swiss Pfandbriefe. In March 2011, we announced the redemption of USD 1.6 billion of lower tier 2 subordinated bonds which were redeemed on 18 April 2011. Our interbank deposits declined by CHF 7 billion, compared with the prior quarter-end, and our outstanding money market paper issuances remained fairly stable at CHF 55 billion.
As of 31 March 2011, our coverage ratio of customer deposits to our outstanding loan balance was 125%, stable when compared with our 31 December 2010 position.
In terms of secured funding (i.e. repurchase agreements and securities lent against cash collateral received) at the close of the first quarter, we borrowed CHF 116 billion less cash on a collateralized basis than we lent, a decline of CHF 8 billion when compared with the year-end 2010 balance of CHF 124 billion.

Risk and treasury management

UBS asset funding

1 Including compound debt instruments – OTC.

UBS: funding by product and currency

	All currencies		CHF		EUR		USD		Others
In %[1]	31.3.11	31.12.10	31.3.11	31.12.10	31.3.11	31.12.10	31.3.11	31.12.10	31.3.11	31.12.10

Securities lending	0.9	0.9	0.0	0.0	0.2	0.2	0.5	0.6	0.2	0.1

Repurchase agreements	12.1	9.6	1.0	1.0	1.8	1.4	8.5	6.4	0.9	0.8

Interbank	4.3	5.3	1.0	1.1	0.5	0.6	0.7	1.3	2.1	2.3

Money market paper	6.9	7.2	0.2	0.2	0.5	0.7	5.6	5.7	0.6	0.6

Retail savings/deposits	13.3	13.4	9.3	9.3	0.8	0.8	3.2	3.3	0.0	0.0

Demand deposits	16.5	15.6	6.1	5.9	3.2	3.1	5.0	4.5	2.2	2.1

Fiduciary	3.9	3.9	0.2	0.2	1.1	1.1	2.1	2.1	0.5	0.6

Time deposits	8.3	9.6	0.5	0.5	1.1	1.2	3.8	5.3	2.9	2.6

Long-term debt	22.4	22.4	3.1	3.2	8.0	8.0	8.2	8.0	3.1	3.2

Cash collateral payables on derivative instruments	6.8	7.5	0.2	0.2	2.8	3.2	2.9	3.2	0.9	0.9

Prime brokerage payables	4.7	4.7	0.1	0.1	0.5	0.5	3.3	3.4	0.7	0.7

Total	100.0	100.0	21.6	21.5	20.5	20.7	43.8	43.9	14.1	13.9

1 As a percent of total funding sources defined as the CHF 799 billion and CHF 782 billion respectively on the balance sheet as of 31 March 2011 and 31 December 2010, comprising repurchase agreements, securities lending against cash collateral received, due to banks, money market paper issued, due to customers, long-term debt (including financial liabilities at fair value) and cash collateral on derivative transactions and prime brokerage payables.

Capital management

Capital management

The increase in our regulatory capital more than compensated for an increase in risk-weighted assets, improving our BIS tier 1 capital ratio to 17.9% on 31 March 2011, compared with the previous quarter. Regulatory proposals were finalized by the Basel Committee on Banking Supervision, and the consultation period ended for the draft legislation based on the recommendations of the Swiss Expert Commission, which was published by the Swiss Federal Council.

Regulatory developments

Public consultation on Swiss legislative proposals on “Too big to fail”

On 22 December 2010, the Swiss Federal Council launched a consultation on the “too big to fail” legislative proposals. The draft contains the measures recommended by the Commission of Experts, which form the heart of the proposals. There were two additional elements compared with the Commission’s final report: (i) proposed legal changes to grant tax relief for the Swiss capital market, and (ii) a paragraph that empowers the Federal Council to rule on variable compensation for bank employees in case of future government support for a bank. The consultation ended on 23 March 2011 and, after consolidation, the papers will enter the parliamentary process.
We have filed a comprehensive consultation response. Overall, we support the measures aimed at enhancing the safety of the Swiss financial center. However, we take the view that important elements of the legislative proposals and the related regulatory scheme will need to be adjusted to be more compatible with regulatory developments in other major financial centers. These include capital requirements that are much higher than the proposed international standard and also the linkage of capital and resolution measures.
è	Refer to the sidebar on “Regulatory and legislative responses to the financial crisis” in the “Group results” section of this report for more information

Enhanced Basel II market risk framework

The revisions to the Basel II market risk framework (commonly referred to as Basel 2.5) primarily introduce new capital require-

ments to incorporate effects of “stressed markets”. The new requirements will lower our BIS tier 1 and total capital and lead to higher BIS risk-weighted assets (RWA). In line with the BIS transition requirement, the impact of the enhanced Basel II market risk framework will be included in the financial statement disclosures as of 31 December 2011.

Based on 31 March 2011 exposures, our BIS RWA were higher by CHF 75.6 billion. The increased RWA is composed of a new incremental risk charge which accounts for default and rating migration risk of trading book positions (CHF 32 billion of RWA), an additional stressed VaR requirement taking into account a one year observation period relating to significant losses (CHF 30 billion of RWA), a comprehensive risk measure requirement (CHF 12 billion of RWA) and a revised requirement for securitization positions held for trading that will attract banking book capital charges as well as higher risk weights for resecuritization exposures (CHF 9 billion of RWA), to better reflect the inherent risk in these products. These increases were partially offset by a RWA relief in VaR of CHF 7 billion. Furthermore, our BIS tier 1 capital was lower by CHF 1.2 billion and our BIS total capital was lower by CHF 2.4 billion. As a result, our pro forma BIS tier 1 capital ratio including the effects of the enhanced Basel II market risk framework was 12.6%, our BIS core tier 1 capital ratio was 11.0% and our BIS total capital ratio stood at 13.3%.

Capital ratios

On 31 March 2011, our BIS tier 1 capital ratio stood at 17.9% (compared with 17.8% on 31 December 2010), and our BIS core tier 1 capital ratio stood at 15.6% (up from 15.3% on 31 December 2010). Our BIS tier 1 capital increased by CHF 1.1 billion to CHF 36.4 billion, while RWA increased by CHF 4.5 billion to CHF

Risk and treasury management

203.4 billion. Our BIS total capital ratio was 19.4% on 31 March 2011, down from 20.4% on 31 December 2010, mainly as a result of the exclusion from eligible capital of the USD 1.6 billion subordinated bond (lower tier 2 capital).

Risk-weighted assets

To facilitate comparability, we publish RWA according to the Basel II Capital Framework (BIS guidelines). However, our RWA for supervisory purposes are based on FINMA regulations, and are higher than under the BIS guidelines. The main difference as of 31 March 2011 relates to the FINMA implementation as of 1 January 2011 of the enhanced Basel II market risk framework.

The BIS RWA increase of CHF 4.5 billion in the first quarter was primarily related to a rise in market risk RWA of CHF 4.6 billion mainly related to increased credit spread exposures, and higher credit risk RWA of CHF 1.9 billion, mainly due to higher exposures. In addition, certain securitizations that were downgraded were excluded from the RWA calculation but resulted in higher capital deduction items. Furthermore, operational risk RWA decreased by CHF 2.0 billion due to enhancements made to our model.

Eligible capital

Eligible BIS tier 1 capital is determined by making specific adjustments to equity attributable to UBS shareholders as defined by IFRS and disclosed on our balance sheet. The most notable adjustments are the deductions for goodwill, intangible assets, investments in unconsolidated entities engaged in banking and financial activities, and own credit effects on liabilities designated at fair value.

Further, we have excluded the floating-rate USD 1.6 billion subordinated bond redeemed on 18 April 2011, and have established a USD 0.5 billion reserve for the hybrid tier 1 instrument, callable on 26 June 2011, subject to FINMA approval.

Capital ratios and RWA

BIS tier 1 capital

The CHF 1.1 billion increase in BIS tier 1 capital reflects the CHF 1.8 billion first quarter net profit recognized under IFRS plus CHF 0.1 billion related to own credit losses, which are reversed for capital purposes as well as CHF 0.4 billion related to share-based compensation. These items were partially offset by increased deductions for securitization exposures of CHF 0.5 billion, a reserve for the USD 0.5 billion hybrid tier 1 instrument callable on 26 June 2011, subject to FINMA approval, and CHF 0.2 billion of other impacts.

BIS tier 2 capital

Our BIS tier 2 capital declined by CHF 2.1 billion to CHF 3.2 billion. This reduction is mainly due to the aforementioned exclusion from capital of the USD 1.6 billion subordinated bond and higher deductions of low-rated securitization exposures.

Capital adequacy

CHF million, except where indicated	31.3.11	31.12.10	31.3.10

BIS core tier 1 capital	31,818	30,420	26,242

BIS tier 1 capital	36,379	35,323	33,404

BIS total capital	39,542	40,542	41,820

BIS core tier 1 capital ratio (%)	15.6	15.3	12.5

BIS tier 1 capital ratio (%)	17.9	17.8	16.0

BIS total capital ratio (%)	19.4	20.4	20.0

BIS risk-weighted assets	203,361	198,875	209,138

of which: credit risk[1]	121,854	119,919	137,368

of which: non-counterparty related risk	6,153	6,195	6,821

of which: market risk	25,389	20,813	15,904

of which: operational risk	49,964	51,948	49,046

1 Includes securitization exposures and equity exposures not part of the trading book and capital requirements for settlement risk (failed trades).

Capital management

Capital components

CHF million	31.3.11	31.12.10	31.3.10

BIS core tier 1 capital prior to deductions	46,631	46,365	41,177

of which: paid-in share capital	383	383	383

of which: share premium, retained earnings, currency translation differences and other elements	46,248	45,982	40,794

Less: treasury shares / deduction for own shares[1]	(1,438)	(2,993)	(1,053)

Less: goodwill & intangible assets	(9,649)	(9,822)	(11,111)

Less: securitization exposures[2]	(2,922)	(2,385)	(2,106)

Less: other deduction items[3]	(803)	(744)	(664)

BIS core tier 1 capital	31,818	30,420	26,242

Hybrid tier 1 capital	4,561	4,903	7,162

of which: non-innovative capital instruments	1,569	1,523	1,734

of which: innovative capital instruments	2,991	3,380	5,429

BIS tier 1 capital	36,379	35,323	33,404

Upper tier 2 capital	85	110	104

Lower tier 2 capital	6,803	8,239	11,082

Less: securitization exposures[2]	(2,922)	(2,385)	(2,106)

Less: other deduction items[3]	(803)	(744)	(664)

BIS total capital	39,542	40,542	41,820

1 Consists of: i) net long position in own shares held for trading purposes; ii) own shares bought for unvested or upcoming share awards; and iii) accruals built for upcoming share awards.   2 Includes a 50% deduction of the fair value of our option to acquire the SNB StabFund’s equity (CHF 1,935 million on 31.3.11 and CHF 1,781 million on 31.12.10).   3 Positions to be deducted as 50% from tier 1 and 50% from total capital mainly consist of: i) net long position of non-consolidated participations in the finance sector; ii) expected loss on advanced internal ratings-based portfolio less general provisions (if difference is positive); and iii) expected loss for equities (simple risk weight method).

FINMA leverage ratio

FINMA requires a minimum leverage ratio of 3% at the Group level, with the expectation that the ratio will exceed this level during normal times. These targets are to be achieved by 1 January 2013 at the latest. Our ratio for the first quarter improved to 4.6%, due to a 2.8% decrease of total adjusted assets which outweighed the slight decrease of FINMA tier 1 capital. The table on the next page shows the calculation of our Group FINMA leverage ratio.

Equity attribution

Our equity attribution framework aims to guide each business towards activities that appropriately balance profit potential, risk and capital usage. The design of the framework, which includes some forward-looking elements, enables us to calculate and assess return on attributed equity (RoaE) in each of our business divisions, and integrates Group-wide capital management activities with those at a business division level.

è	Refer to the “Capital management” section of our Annual Report 2010 for further information

     The amount of equity attributed to the Investment Bank and Wealth Management & Swiss Bank increased by CHF 2 billion and

CHF 1 billion, respectively, compared with the fourth quarter of 2010. The increase in the Investment Bank was influenced by RWA increases related to the implementation of the enhanced Basel II market risk framework as well as the business division growth plans. The increase in Wealth Management & Swiss Bank was due to the expectation that the capital requirement for this business will increase, taking into account current regulatory trends and capital positions of relevant competitors. The “Average attributed equity” table indicates that a total of CHF 52.5 billion of average equity was attributed to our business divisions as well as Corporate Center in the first quarter. Equity attributable to UBS shareholders averaged CHF 46.8 billion during the quarter, which resulted in a deficit of CHF 5.7 billion.

UBS shares

Total UBS shares issued increased by 729,473 shares in the first quarter, due to the exercise of employee options. We hold our own shares primarily to hedge employee share and option participation plans. A smaller number are held by the Investment Bank in its capacity as a market-maker in UBS shares and related derivatives. Treasury shares decreased by 10,501,978 shares in the first quarter, mainly due to the delivery of shares for employee plans.

Risk and treasury management

FINMA leverage ratio

CHF billion, except where indicated	Average 1Q11	Average 4Q10	Average 1Q10

Total balance sheet assets (IFRS)[1]	1,302.1	1,398.5	1,410.8

Less: netting of replacement values[2]	(334.9)	(410.1)	(396.6)

Less: loans to Swiss clients (excluding banks)[3]	(163.0)	(161.6)	(161.3)

Less: cash and balances with central banks	(18.2)	(20.1)	(29.1)

Less: other[4]	(13.8)	(12.4)	(12.9)

Total adjusted assets	772.1	794.2	810.8

FINMA tier 1 capital (at quarter end)[5]	35.2	35.3	33.4

FINMA leverage ratio (%)	4.6	4.4	4.1

1 Total assets are calculated as the average of the month-end values for the three months in the calculation period.   2 Includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking Law, based on the IFRS scope of consolidation.   3 Includes mortgage loans to international clients for properties located in Switzerland.   4 Refer to the “Capital components” table for more information on deductions of assets from BIS tier 1 capital.   5 As of 31 March 2011, FINMA tier 1 capital was CHF 1.2 billion lower than BIS tier 1 capital due to the early adoption by FINMA as of 1 January 2011 of the enhanced Basel II market risk framework.

Average attributed equity

CHF billion	1Q11	4Q10	1Q10

Wealth Management	5.0	4.4	4.4

Retail & Corporate	5.0	4.6	4.6

Wealth Management & Swiss Bank	10.0	9.0	9.0

Wealth Management Americas	8.0	8.0	8.0

Global Asset Management	2.5	2.5	2.5

Investment Bank	29.0	27.0	24.0

Corporate Center	3.0	3.0	2.0

Average equity attributed to the business divisions	52.5	49.5	45.5

Surplus / (deficit)	(5.7)	(2.2)	(3.6)

Average equity attributable to UBS shareholders	46.8	47.3	41.9

UBS shares

			Change from
	31.3.11	31.12.10	31.12.10

Ordinary shares issued	3,831,569,986	3,830,840,513	729,473

Issue of shares for employee options			729,473

Treasury shares	28,390,053	38,892,031	(10,501,978)

Shares outstanding	3,803,179,933	3,791,948,482	11,231,451

Financial
information

Unaudited

    Table of contents

	Financial statements (unaudited)

61	Income statement
62	Statement of comprehensive income
63	Balance sheet
64	Statement of changes in equity
66	Statement of cash flows

	Notes to the financial statements

67	1	Basis of accounting
68	2	Segment reporting
70	3	Net interest and trading income
72	4	Net fee and commission income
72	5	Other income
73	6	Personnel expenses
73	7	General and administrative expenses
74	8	Earnings per share (EPS) and shares outstanding
75	9	Income taxes
75	10	Trading portfolio
76	11	Fair value of financial instruments
79	12	Reclassification of financial assets
80	13	Derivative instruments
80	14	Other assets and liabilities
81	15	Provisions and contingent liabilities
86	16	Financial liabilities not recognized on the balance sheet
86	17	Currency translation rates

Financial information
Financial statements (unaudited)

Financial statements (unaudited)

Income statement

		For the quarter ended			% change from
CHF million, except per share data	Note	31.3.11	31.12.10	31.3.10	4Q10	1Q10

Continuing operations

Interest income	3	4,578	4,591	4,798	0	(5)

Interest expense	3	(2,796)	(2,888)	(2,980)	(3)	(6)

Net interest income	3	1,781	1,703	1,818	5	(2)

Credit loss (expense) / recovery		3	(164)	116

Net interest income after credit loss expense		1,784	1,539	1,934	16	(8)

Net fee and commission income	4	4,240	4,444	4,372	(5)	(3)

Net trading income	3	2,203	785	2,368	181	(7)

Other income	5	117	373	337	(69)	(65)

Total operating income		8,344	7,141	9,010	17	(7)

Personnel expenses	6	4,407	3,777	4,521	17	(3)

General and administrative expenses	7	1,488	1,894	1,419	(21)	5

Depreciation of property and equipment		191	231	234	(17)	(18)

Amortization of intangible assets		24	26	27	(8)	(11)

Total operating expenses		6,110	5,928	6,200	3	(1)

Operating profit from continuing operations before tax		2,235	1,214	2,810	84	(20)

Tax expense / (benefit)	9	426	(469)	603		(29)

Net profit from continuing operations		1,809	1,683	2,207	7	(18)

Discontinued operations

Profit from discontinued operations before tax		0	0	2		(100)

Tax expense		0	0	0

Net profit from discontinued operations		0	0	2		(100)

Net profit		1,809	1,683	2,208	7	(18)

Net profit attributable to non-controlling interests		2	21	6	(90)	(67)

from continuing operations		2	21	5	(90)	(60)

from discontinued operations		0	0	1		(100)

Net profit attributable to UBS shareholders		1,807	1,663	2,202	9	(18)

from continuing operations		1,807	1,663	2,202	9	(18)

from discontinued operations		0	0	1		(100)

Earnings per share (CHF)

Basic earnings per share	8	0.48	0.44	0.58	9	(17)

from continuing operations		0.48	0.44	0.58	9	(17)

from discontinued operations		0.00	0.00	0.00

Diluted earnings per share	8	0.47	0.43	0.58	9	(19)

from continuing operations		0.47	0.43	0.58	9	(19)

from discontinued operations		0.00	0.00	0.00

Financial statements

Statement of comprehensive income

	For the quarter ended
CHF million	31.3.11	31.12.10	31.3.10

Net profit	1,809	1,683	2,208

Other comprehensive income

Foreign currency translation

Foreign currency translation movements, before tax	(76)	(932)	41

Foreign exchange amounts reclassified to the income statement from equity	(2)	225	33

Income tax relating to foreign currency translation movements	0	126	(2)

Subtotal foreign currency translation movements, net of tax[1]	(78)	(581)	72

Financial investments available-for-sale

Net unrealized gains / (losses) on financial investments available-for-sale, before tax	(118)	(593)	(11)

Impairment charges reclassified to the income statement from equity	4	8	26

Realized gains reclassified to the income statement from equity	(44)	(83)	(54)

Realized losses reclassified to the income statement from equity	18	27	6

Income tax relating to net unrealized gains / (losses) on financial investments available-for-sale	20	36	(13)

Subtotal net unrealized gains / (losses) on financial investments available-for-sale, net of tax[1]	(121)	(605)	(46)

Cash flow hedges

Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	(510)	(1,221)	759

Net realized (gains) / losses reclassified to the income statement from equity	(297)	(259)	(336)

Income tax effects relating to cash flow hedges	168	305	(88)

Subtotal changes in fair value of derivative instruments designated as cash flow hedges	(639)	(1,175)	335

Total other comprehensive income	(837)	(2,361)	361

Total comprehensive income	971	(678)	2,569

Total comprehensive income attributable to non-controlling interests	106	(251)	(80)

Total comprehensive income attributable to UBS shareholders	865	(427)	2,649

1 In the first quarter of 2011, other comprehensive income attributable to UBS shareholders related to foreign currency translations was negative CHF 182 million (fourth quarter of 2010: negative CHF 311 million, first quarter of 2010: positive CHF 159 million) and related to financial investments available-for-sale was negative CHF 121 million (fourth quarter of 2010: negative CHF 603 million, first quarter of 2010: negative CHF 47 million).

Financial information

Balance sheet

				% change from
CHF million	Note	31.3.11	31.12.10	31.12.10

Assets

Cash and balances with central banks		27,041	26,939	0

Due from banks		16,340	17,133	(5)

Cash collateral on securities borrowed		61,453	62,454	(2)

Reverse repurchase agreements		158,405	142,790	11

Trading portfolio assets	10	180,327	167,463	8

Trading portfolio assets pledged as collateral	10	55,761	61,352	(9)

Positive replacement values	13	358,643	401,146	(11)

Cash collateral receivables on derivative instruments		34,453	38,071	(10)

Financial assets designated at fair value		8,539	8,504	0

Loans		267,313	262,877	2

Financial investments available-for-sale		71,079	74,768	(5)

Accrued income and prepaid expenses		6,278	5,466	15

Investments in associates		778	790	(2)

Property and equipment		5,442	5,467	0

Goodwill and intangible assets		9,649	9,822	(2)

Deferred tax assets		9,115	9,522	(4)

Other assets	14	20,670	22,681	(9)

Total assets		1,291,286	1,317,247	(2)

Liabilities

Due to banks		34,159	41,490	(18)

Cash collateral on securities lent		7,008	6,651	5

Repurchase agreements		96,743	74,796	29

Trading portfolio liabilities	10	55,158	54,975	0

Negative replacement values	13	349,563	393,762	(11)

Cash collateral payables on derivative instruments		54,599	58,924	(7)

Financial liabilities designated at fair value		103,073	100,756	2

Due to customers		335,333	332,301	1

Accrued expenses and deferred income		7,143	7,738	(8)

Debt issued		130,878	130,271	0

Other liabilities	14, 15	65,788	63,719	3

Total liabilities		1,239,444	1,265,384	(2)

Equity

Share capital		383	383	0

Share premium		33,231	34,393	(3)

Cumulative net income recognized directly in equity, net of tax		(7,475)	(6,534)	(14)

Retained earnings		21,092	19,285	9

Equity classified as obligation to purchase own shares		(41)	(54)	24

Treasury shares		(495)	(654)	24

Equity attributable to UBS shareholders		46,695	46,820	0

Equity attributable to non-controlling interests		5,147	5,043	2

Total equity		51,842	51,863	0

Total liabilities and equity		1,291,286	1,317,247	(2)

Financial statements

Statement of changes in equity

				Equity classified
				as obligation
	Share	Share	Treasury	to purchase
CHF million	capital	premium	shares	own shares

Balance at 31 December 2009	356	34,824	(1,040)	(2)

Issuance of share capital	27

Acquisition of treasury shares			(1,284)

Disposition of treasury shares			1,719

Net premium/(discount) on treasury share and own equity derivative activity		(207)

Premium on shares issued and warrants exercised		(27)

Employee share and share option plans		(937)

Tax benefits from deferred compensation awards		(6)

Transaction costs related to share issuances, net of tax		(113)

Dividends[1]

Equity classified as obligation to purchase own shares – movements				(35)

Preferred securities

New consolidations and other increases

Deconsolidations and other decreases

Total comprehensive income for the period recognized in equity

Balance at 31 March 2010	383	33,534	(605)	(37)

Balance at 31 December 2010	383	34,393	(654)	(54)

Issuance of share capital

Acquisition of treasury shares			(1,466)

Disposition of treasury shares			1,625

Net premium/(discount) on treasury share and own equity derivative activity		(11)

Premium on shares issued and warrants exercised		8

Employee share and share option plans		(1,150)

Tax benefits from deferred compensation awards		(5)

Transaction costs related to share issuances, net of tax

Dividends[1]

Equity classified as obligation to purchase own shares – movements				13

Preferred securities

New consolidations and other increases		(4)

Deconsolidations and other decreases

Total comprehensive income for the period recognized in equity

Balance at 31 March 2011	383	33,231	(495)	(41)

1 Includes dividend payment obligations for preferred securities.

Preferred securities[1]

	For the quarter ended
CHF million	31.3.11	31.3.10

Balance at the beginning of the period	4,907	7,254

Redemptions	0	0

Foreign currency translation	103	(88)

Balance at the end of the period	5,010	7,166

1 Represents equity attributable to non-controlling interests. Increases and offsetting decreases of equity attributable to non-controlling interests due to dividends are excluded from this table.

Financial information

		Financial		Total equity
		investments		attributable
Retained	Foreign currency	available-	Cash flow	to UBS	Non-controlling	Total
earnings	translation	for-sale	hedges	shareholders	interests	equity

11,751	(6,445)	364	1,206	41,013	7,620	48,633

				27		27

				(1,284)		(1,284)

				1,719		1,719

				(207)		(207)

				(27)		(27)

				(937)		(937)

				(6)		(6)

				(113)		(113)

				0		0

				(35)		(35)

				0		0

				0	5	5

				0		0

2,202	159	(47)	335	2,649	(80)	2,569

13,953	(6,286)	317	1,541	42,800	7,545	50,345

19,285	(7,354)	(243)	1,063	46,820	5,043	51,863

				(1,466)		(1,466)

				1,625		1,625

				(11)		(11)

				8		8

				(1,150)		(1,150)

				(5)		(5)

				0		0

				0		0

				13		13

				0		0

				(4)		(4)

				0	(1)	(1)

1,807	(182)	(121)	(639)	865	106	971

21,092	(7,536)	(364)	424	46,695	5,147	51,842

Financial statements

Statement of cash flows

	For the quarter ended
CHF million	31.3.11	31.3.10

Cash flow from / (used in) operating activities

Net profit	1,809	2,208

Adjustments to reconcile net profit to cash flow from / (used in) operating activities

Non-cash items included in net profit and other adjustments:

Depreciation of property and equipment	191	234

Impairment of goodwill/amortization of intangible assets	24	27

Credit loss expense/(recovery)	(3)	(116)

Share of net profits of associates	(10)	(34)

Deferred tax expense/(benefit)	428	542

Net loss/(gain) from investing activities	(29)	(194)

Net loss/(gain) from financing activities	855	(1,780)

Net (increase) /decrease in operating assets:

Net due from/to banks	(7,608)	3,536

Reverse repurchase agreements and cash collateral on securities borrowed	(14,614)	(7,333)

Trading portfolio, net replacement values and financial assets designated at fair value	(16,122)	2,468

Loans /due to customers	(1,401)	(491)

Accrued income, prepaid expenses and other assets	1,689	(537)

Net increase /(decrease) in operating liabilities:

Repurchase agreements, cash collateral on securities lent	22,304	5,359

Net cash collateral on derivative instruments	(4,225)	(506)

Accrued expenses, deferred income and other liabilities	489	594

Income taxes paid, net of refunds	(58)	(13)

Net cash flow from /(used in) operating activities	(16,281)	3,965

Cash flow from /(used in) investing activities

Purchase of subsidiaries and associates	(6)	(7)

Disposal of subsidiaries and associates	0	191

Purchase of property and equipment	(210)	(114)

Disposal of property and equipment	20	4

Net (investment in)/divestment of financial investments available-for-sale	377	(7,113)

Net cash flow from /(used in) investing activities	181	(7,038)

Cash flow from /(used in) financing activities

Net money market papers issued/(repaid)	(1,042)	(3,015)

Net movements in treasury shares and own equity derivative activity	(602)	(1,264)

Issuance of long-term debt, including financial liabilities designated at fair value	26,524	27,297

Repayment of long-term debt, including financial liabilities designated at fair value	(23,847)	(19,711)

Increase in non-controlling interests	0	5

Dividends paid to/decrease in non-controlling interests	(2)	0

Net cash flow from /(used in) financing activities	1,032	3,313

Effects of exchange rate differences	1,824	(1,143)

Net increase/ (decrease) in cash and cash equivalents	(13,246)	(904)

Cash and cash equivalents at the beginning of the period	140,822	164,973

Cash and cash equivalents at the end of the period	127,576	164,068

Cash and cash equivalents comprise:

Cash and balances with central banks	27,041	41,081

Money market papers[1]	69,238	78,453

Due from banks with original maturity of less than three months[2]	31,297	44,534

Total	127,576	164,068

1 Money market papers are included in the balance sheet under Trading portfolio assets, Trading portfolio assets pledged as collateral and Financial investments available-for-sale. Cash in- and outflows of money market papers represent a component of cash and cash equivalents and, as such, are not presented as operating, investing and financing activities.    2 Includes positions recognized in the balance sheet under Due from banks and Cash collateral receivables on derivative instruments.

Cash paid as interest was CHF 2,796 million and CHF 4,251 million during the first quarter of 2011 and 2010, respectively.

Financial information
Notes to the financial statements

Notes to the financial statements

Note 1 Basis of accounting

Our consolidated financial statements (financial statements) are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and stated in Swiss francs (CHF). These financial statements are presented in accordance with IAS 34 Interim Financial Reporting.
In preparing the interim financial statements, the same accounting principles and methods of computation have been applied as in the financial statements on 31 December 2010 and for the year then ended, except for the changes set out below. For fair value measurements and changes in valuation techniques, we provide complementary information in “Note 11 Fair value of financial instruments” in the “Financial information” section of our quarterly reports.
The interim financial statements are unaudited. In the opinion of management, all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been made. These interim financial statements should be read in conjunction with the audited financial statements included in our Annual Report 2010.

Improvements to IFRSs 2010

In May 2010, the IASB issued amendments to seven IFRS standards as part of its annual improvements project. We adopted the Improvements to IFRSs 2010 on 1 January 2011. The adoption of the amendments did not have a significant impact on our financial statements.

IFRIC 14 Prepayments of a Minimum Funding Requirement

In November 2009, the IASB issued the amended IFRIC 14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction, which itself is an interpretation of IAS 19 Employee Benefits. The amendment applies in the limited circumstances when an entity is subject to minimum funding requirements and makes an early payment of contributions to cover those requirements. The amendment permits an entity to treat the benefit of such an early payment as an asset. The amendment was effective from 1 January 2011. We were not affected by this amendment.

Adjustment of comparative figures

Subsequent to the publication of the unaudited financial report for the fourth quarter of 2010 on 8 February 2011, management adjusted the annual financial statements for 2010. The net impact of these adjustments on net profit attributable to UBS shareholders was a gain of CHF 373 million, which increased basic and diluted earnings per share by CHF 0.10. The fourth quarter 2010 figures in this report reflect the adjusted results.
The principal change related to an adjustment of the investment carrying amount of a subsidiary held by UBS AG for purposes of the Parent Bank’s 2010 statutory financial statements prepared pursuant to Swiss Federal banking law. The adjustment, a reduction in the subsidiary carrying amount of CHF 1,609 million, decreased the level of Swiss taxable profit reported for the year 2010. The adjustment resulted in an increase in the deferred tax benefit for the year, reflected in the Income statement of CHF 298 million.
In addition, other adjustments made to the income statement that formed part of the 2010 audited annual financial statements include a refinement in the 2010 bonus accrual at year-end of CHF 74 million (credit to the income statement) across the business divisions, a litigation matter resulting in a CHF 40 million charge affecting Wealth Management, a credit valuation adjustment gain of CHF 19 million affecting the Investment Bank, and a tax benefit of CHF 22 million to the income statement in relation to these other items.

Segment reporting changes

In the first quarter of 2011, certain personnel (together with their associated income and expenses) were moved from the Investment Bank to Wealth Management & Swiss Bank as part of the Investment Product & Services initiative. Prior period figures in “Note 2 Segment reporting” have not been restated for this move. If figures for full year 2010 had been presented on a restated basis, Wealth Management & Swiss Bank’s total operating income and total operating expenses each would have been approximately CHF 100 million higher, with the opposite effect in the Investment Bank. This move has no material impact on performance before tax in either business division.

Fixed brokerage fees

In the first quarter of 2011, fixed brokerage fees related to proprietary transactions are presented for the first time under Net trading income in “Note 3 Net interest and trading income”, as they are in substance a component of the transaction price. In prior quarters, respective amounts were presented under Administration in “Note 7 General and administrative expenses”. Prior periods were not adjusted due to immateriality of the impact.

Changes to disclosure of provisions

Commencing in the first quarter of 2011, net increase/(release) of provisions for Litigation and regulatory matters recognized in the income statement are presented on a separate line in “Note 7 General and administrative expenses” in order to increase transparency. Previously, this amount was reported under Other. The change in presentation did not affect our total General and administrative expenses.
Provisions for contingent claims reported separately in “Note 20 Other liabilities” in our Annual Report 2010 are included in the line Provisions in “Note 14 Other assets and liabilities”. In addition, we present for the first time in our quarterly report a movement table for the provisions in “Note 15 Provisions and contingent liabilities”.

Notes to the financial statements

Note 2 Segment reporting

Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are reflected in the performance of each segment. Revenue-sharing agreements are used to allocate external client revenues to a segment and cost-allocation agreements are used to allocate shared costs between the segments.

			Wealth
	Wealth Management &		Management	Global Asset	Investment	Corporate
	Swiss Bank		Americas	Management	Bank	Center[1]	UBS
	Wealth	Retail &
CHF million	Management	Corporate

For the three months ended 31 March 2011

Net interest income	493	590	165	(7)	565	(25)	1,781

Non-interest income	1,426	382	1,181	503	2,880	188	6,560

Income[2]	1,919	972	1,346	496	3,445	163	8,341

Credit loss (expense)/recovery	9	(7)	1	0	1	(1)	3

Total operating income	1,928	965	1,347	496	3,445	163	8,344

Personnel expenses	863	422	1,005	259	1,871	(13)	4,407

General and administrative expenses	299	219	194	102	635	41	1,488

Services (to)/from other business divisions	79	(113)	0	0	34	1	0

Depreciation of property and equipment	40	34	25	10	63	18	191

Amortization of intangible assets	2	0	12	2	8	0	24

Total operating expenses	1,283	562	1,236	373	2,610	46	6,110

Performance from continuing operations before tax	645	403	111	124	835	116	2,235

Performance from discontinued operations before tax						0	0

Performance before tax	645	403	111	124	835	116	2,235

Tax expense/(benefit) on continuing operations							426

Tax expense/(benefit) on discontinued operations							0

Net profit							1,809

As of 31 March 2011

Total assets[3]	95,948	143,605	49,001	15,878	951,123	35,732	1,291,286

1 Certain cost allocations to the business divisions are based on periodically agreed flat fees charged to the business divisions on a monthly basis. This could lead to a difference between actually incurred Corporate Center costs and charges to the business divisions.   2 The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements.   3 The segment assets are based on a third-party view and this basis is in line with the internal reporting to the management, i.e. the amounts do not include inter-company balances.

Financial information

Note 2 Segment reporting (continued)

Transactions between the reportable segments are carried out at internally agreed rates or at arm’s length and are reflected in the performance of each segment. Revenue-sharing agreements are used to allocate external client revenues to a segment and cost-allocation agreements are used to allocate shared costs between the segments.

			Wealth
	Wealth Management &		Management	Global Asset	Investment	Corporate
	Swiss Bank		Americas	Management	Bank	Center[1]	UBS
	Wealth	Retail &
CHF million	Management	Corporate

For the three months ended 31 March 2010

Net interest income	409	604	164	0	915	(274)	1,818

Non-interest income	1,494	372	1,197	521	2,862	630	7,076

Income[2]	1,903	976	1,361	521	3,777	356	8,894

Credit loss (expense)/recovery	1	2	0	0	112	0	116

Total operating income	1,904	978	1,362	521	3,889	356	9,010

Personnel expenses	782	409	1,069	279	1,993	(11)	4,521

General and administrative expenses	275	196	221	94	601	32	1,419

Services (to)/from other business units	106	(130)	(2)	(1)	22	4	0

Depreciation of property and equipment	43	37	45	11	75	23	234

Amortization of intangible assets	2	0	14	2	9	0	27

Total operating expenses	1,208	512	1,347	385	2,699	49	6,200

Performance from continuing operations before tax	696	465	15	137	1,190	306	2,810

Performance from discontinued operations before tax						2	2

Performance before tax	696	465	15	137	1,190	308	2,811

Tax expense/(benefit) on continuing operations							603

Tax expense/(benefit) on discontinued operations							0

Net profit							2,208

As of 31 December 2010

Total assets[3]	94,056	153,101	50,071	15,894	966,945	37,180	1,317,247

1 Certain cost allocations to the business divisions are based on periodically agreed flat fees charged to the business divisions on a monthly basis. This could lead to a difference between actually incurred Corporate Center costs and charges to the business divisions.   2 The total inter-segment revenues for the Group are immaterial as the majority of the revenues are allocated across the business divisions by means of revenue-sharing agreements.   3 The segment assets are based on a third-party view and this basis is in line with the internal reporting to the management, i.e. the amounts do not include inter-company balances.

Notes to the financial statements

Note 3 Net interest and trading income

Accounting standards require separate disclosure of Net interest income and Net trading income (see the tables on this and the next page). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different businesses. In many cases, a particular business can generate both interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. We consider it to be more meaningful to analyze net interest and trading income according to the businesses that drive it. The second table below (Breakdown by businesses) provides information that corresponds to this view: Net income from trading businesses includes both interest and trading income generated by the Investment Bank, including its lending activities, and trading income generated by the other business divisions; Net income from interest margin businesses comprises interest income from the loan portfolios of Wealth Management & Swiss Bank and Wealth Management Americas; Net income from treasury activities and other reflects all income from the Group’s centralized treasury function.

	For the quarter ended			% change from
CHF million	31.3.11	31.12.10	31.3.10	4Q10	1Q10

Net interest and trading income

Net interest income	1,781	1,703	1,818	5	(2)

Net trading income	2,203	785	2,368	181	(7)

Total net interest and trading income	3,985	2,488	4,186	60	(5)

Breakdown by businesses

Net income from trading businesses[1]	2,478	987	2,700	151	(8)

Net income from interest margin businesses	1,209	1,189	1,119	2	8

Net income from treasury activities and other	298	311	367	(4)	(19)

Total net interest and trading income	3,985	2,488	4,186	60	(5)

Net interest income

Interest income

Interest earned on loans and advances[2]	2,541	2,492	2,847	2	(11)

Interest earned on securities borrowed and reverse repurchase agreements	386	393	297	(2)	30

Interest and dividend income from trading portfolio	1,450	1,453	1,495	0	(3)

Interest income on financial assets designated at fair value	56	72	65	(22)	(14)

Interest and dividend income from financial investments available-for-sale	145	182	94	(20)	54

Total	4,578	4,591	4,798	0	(5)

Interest expense

Interest on amounts due to banks and customers[3]	470	469	492	0	(4)

Interest on securities lent and repurchase agreements	283	323	265	(12)	7

Interest and dividend expense from trading portfolio	699	698	833	0	(16)

Interest on financial liabilities designated at fair value	571	593	589	(4)	(3)

Interest on debt issued	773	805	801	(4)	(3)

Total	2,796	2,888	2,980	(3)	(6)

Net interest income	1,781	1,703	1,818	5	(2)

1 Includes lending activities of the Investment Bank.   2 Includes interest income on Cash collateral receivables on derivative instruments.   3 Includes interest expense on Cash collateral payables on derivative instruments.

Interest includes forward points on foreign exchange swaps used to manage short-term interest rate risk on foreign currency loans and deposits.

Financial information

Note 3 Net interest and trading income (continued)

	For the quarter ended			% change from
CHF million	31.3.11	31.12.10	31.3.10	4Q10	1Q10

Net trading income[1]

Investment Bank equities	611	335	585	82	4

Investment Bank fixed income, currencies and commodities	1,025	(144)	949		8

Other business divisions	568	593	834	(4)	(32)

Net trading income	2,203	785	2,368	181	(7)

of which: net gains/(losses) from financial liabilities designated at fair value[2]	(574)	(1,669)	798	66

1 Refer to the table “Net interest and trading income” on the previous page for the Net income from trading businesses (for an explanation, refer to the corresponding introductory comment). 2 Financial liabilities designated at fair value are to a large extent economically hedged with derivatives and other instruments whose change in fair value is also reported in Net trading income. For more information on own credit refer to “Note 11b Fair value of financial instruments”.

Net trading income in the first quarter of 2011 included a gain of CHF 0.1 billion from credit valuation adjustments for monoline credit protection (CHF 0.2 billion gain in the fourth quarter of 2010 and CHF 0.3 billion gain in the first quarter of 2010).
è	Refer to the “Risk management and control” section of this report for more information on exposure to monolines
Net trading income in the first quarter of 2011 also included a gain of CHF 0.2 billion from the valuation of our option to acquire the SNB StabFund’s equity (CHF 0.2 billion gain in the fourth quarter of 2010 and CHF 0.2 billion gain in the first quarter of 2010).
è	Refer to the “Risk management and control” section of this report for more information on the valuation of our option to acquire the SNB StabFund’s equity

Notes to the financial statements

Note 4 Net fee and commission income

	For the quarter ended			% change from
CHF million	31.3.11	31.12.10	31.3.10	4Q10	1Q10

Equity underwriting fees	189	477	272	(60)	(31)

Debt underwriting fees	166	164	199	1	(17)

Total underwriting fees	355	642	471	(45)	(25)

M&A and corporate finance fees	276	265	204	4	35

Brokerage fees	1,271	1,187	1,280	7	(1)

Investment fund fees	966	957	1,012	1	(5)

Portfolio management and advisory fees	1,454	1,486	1,519	(2)	(4)

Insurance-related and other fees	103	88	92	17	12

Total securities trading and investment activity fees	4,425	4,626	4,578	(4)	(3)

Credit-related fees and commissions	118	115	110	3	7

Commission income from other services	198	213	210	(7)	(6)

Total fee and commission income	4,741	4,953	4,897	(4)	(3)

Brokerage fees paid	260	266	273	(2)	(5)

Other	241	243	253	(1)	(5)

Total fee and commission expense	501	509	526	(2)	(5)

Net fee and commission income	4,240	4,444	4,372	(5)	(3)

of which: net brokerage fees	1,011	921	1,008	10	0

Note 5 Other income

	For the quarter ended			% change from
CHF million	31.3.11	31.12.10	31.3.10	4Q10	1Q10

Associates and subsidiaries

Net gains from disposals of consolidated subsidiaries[1]	2	(3)	(34)

Net gains from disposals of investments in associates	5	78	180	(94)	(97)

Share of net profits of associates	10	12	34	(17)	(71)

Total	16	87	180	(82)	(91)

Financial investments available-for-sale

Net gains from disposals	26	56	48	(54)	(46)

Impairment charges	(4)	(8)	(26)	50	85

Total	22	48	21	(54)	5

Net income from properties[2]	10	12	14	(17)	(29)

Net gains from investment properties[3]	4	3	(10)	33

Other[4]	65	223	131	(71)	(50)

Total other income	117	373	337	(69)	(65)

1 Includes foreign exchange amounts reclassified from equity upon disposal or deconsolidation of subsidiaries.   2 Includes net rent received from third parties and net operating expenses.   3 Includes unrealized and realized gains from investment properties at fair value and foreclosed assets.   4 Includes net gains from disposals of loans and receivables and own-used property.

Financial information

Note 6 Personnel expenses

	For the quarter ended			% change from
CHF million	31.3.11	31.12.10	31.3.10	4Q10	1Q10

Salaries and variable compensation	3,062	2,502	3,163	22	(3)

Contractors	58	68	52	(15)	12

Social security	237	204	238	16	0

Pension and other post-employment benefit plans	181	182	191	(1)	(5)

Wealth Management Americas: Financial advisor compensation[1]	640	658	659	(3)	(3)

Other personnel expenses	228	163	217	40	5

Total personnel expenses	4,407	3,777	4,521	17	(3)

1 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated based on financial advisor productivity, firm tenure and other variables. It also includes costs related to compensation commitments and advances granted to financial advisors at the time of recruitment, which are subject to vesting requirements.

Note 7 General and administrative expenses

	For the quarter ended			% change from
CHF million	31.3.11	31.12.10	31.3.10	4Q10	1Q10

Occupancy	283	290	334	(2)	(15)

Rent and maintenance of IT and other equipment	113	147	132	(23)	(14)

Telecommunications and postage	161	154	164	5	(2)

Administration	165	200	140	(18)	18

Marketing and public relations	71	122	50	(42)	42

Travel and entertainment	112	134	98	(16)	14

Professional fees	175	232	154	(25)	14

Outsourcing of IT and other services	293	334	216	(12)	36

Litigation and regulatory matters[1]	107	270	97	(60)	10

Other	8	11	34	(27)	(76)

Total general and administrative expenses	1,488	1,894	1,419	(21)	5

1 Reflects the net increase/(release) of provisions for Litigation and regulatory matters recognized in the income statement.

Notes to the financial statements

Note 8 Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			% change from
	31.3.11	31.12.10	31.3.10	4Q10	1Q10

Basic earnings (CHF million)

Net profit attributable to UBS shareholders	1,807	1,663	2,202	9	(18)

from continuing operations	1,807	1,663	2,202	9	(18)

from discontinued operations	0	0	1		(100)

Diluted earnings (CHF million)

Net profit attributable to UBS shareholders	1,807	1,663	2,202	9	(18)

Less: (profit)/loss on equity derivative contracts	0	(3)	0	100

Net profit attributable to UBS shareholders for diluted EPS	1,807	1,660	2,202	9	(18)

from continuing operations	1,807	1,660	2,202	9	(18)

from discontinued operations	0	0	1		(100)

Weighted average shares outstanding

Weighted average shares outstanding for basic EPS	3,791,963,103	3,794,872,701	3,777,504,682	0	0

Potentially dilutive ordinary shares resulting from unvested exchangeable shares, in-the-money options and warrants outstanding[1]	57,494,693	54,855,259	28,403,845	5	102

Weighted average shares outstanding for diluted EPS	3,849,457,796	3,849,727,960	3,805,908,527	0	1

Earnings per share (CHF)

Basic	0.48	0.44	0.58	9	(17)

from continuing operations	0.48	0.44	0.58	9	(17)

from discontinued operations	0.00	0.00	0.00

Diluted	0.47	0.43	0.58	9	(19)

from continuing operations	0.47	0.43	0.58	9	(19)

from discontinued operations	0.00	0.00	0.00

Shares outstanding

Ordinary shares issued	3,831,569,986	3,830,840,513	3,830,795,869	0	0

Treasury shares	28,390,053	38,892,031	36,894,804	(27)	(23)

Shares outstanding	3,803,179,933	3,791,948,482	3,793,901,065	0	0

Exchangeable shares	573,823	580,261	613,456	(1)	(6)

Shares outstanding for EPS	3,803,753,756	3,792,528,743	3,794,514,521	0	0

1 Total equivalent shares outstanding on out-of-the-money options that were not dilutive for the respective periods but could potentially dilute earnings per share in the future were 235,649,014; 241,740,330; and 278,104,176 for the quarters ended 31 March 2011, 31 December 2010 and 31 March 2010, respectively. An additional 100 million ordinary shares (“contingent share issue”) related to the SNB transaction were not dilutive for all periods, but could potentially dilute earnings per share in the future.

Financial information

Note 9 Income taxes

We recognized a net income tax expense of CHF 426 million for the first quarter of 2011. This included deferred tax expenses of CHF 448 million with respect to the amortization of deferred tax assets, previously recognized in relation to tax losses carried forward, to offset taxable profits for the quarter in Switzerland and the US. It also included other tax expenses of CHF 145 million in respect of the taxable profits of Group entities. These expenses were partially offset by tax benefits of CHF 93 million, arising from the release of provisions upon the agreement of prior period positions with tax authorities in various locations, and tax benefits of CHF 74 million arising from the adjustment of the carrying amount of the investment in UBS Americas Inc. held in the statutory financial statements of UBS AG.

Note 10 Trading portfolio

CHF million	31.3.11	31.12.10

Trading portfolio assets

Debt instruments

Government and government agencies	81,754	83,952

Banks	13,631	14,711

Corporates and other	38,700	35,647

Total debt instruments	134,085	134,310

Equity instruments	64,884	57,506

Financial assets for unit-linked investment contracts	18,596	18,056

Financial assets held for trading	217,566	209,873

Precious metals and other commodities	18,522	18,942

Total trading portfolio assets	236,088	228,815

Trading portfolio liabilities

Debt instruments

Government and government agencies	31,313	29,628

Banks	2,674	3,107

Corporates and other	4,892	4,640

Total debt instruments	38,879	37,376

Equity instruments	16,279	17,599

Total trading portfolio liabilities	55,158	54,975

Notes to the financial statements

Note 11 Fair value of financial instruments

a) Fair value hierarchy

All financial instruments at fair value are categorized into one of three fair value hierarchy levels at quarter end, based upon the lowest level input that is significant to the product’s fair value measurement in its entirety:
–	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities;
–	Level 2 – valuation techniques for which all significant inputs are market observable, either directly or indirectly; and
–	Level 3 – valuation techniques which include significant inputs that are not based on observable market data.

Determination of fair values from quoted market prices or valuation techniques1

	31.3.11				31.12.10
CHF billion	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets held for trading[2]	83.2	68.5	10.1	161.8	77.8	60.8	10.0	148.5

Financial assets held for trading pledged as collateral	40.9	14.2	0.7	55.8	38.3	22.2	0.8	61.4

Positive replacement values	3.2	344.1	11.3	358.6	3.6	385.1	12.4	401.1

Financial assets designated at fair value	0.7	7.2	0.6	8.5	0.8	7.3	0.5	8.5

Financial investments available-for-sale	50.1	20.2	0.8	71.1	52.9	21.0	0.9	74.8

Total assets	178.1	454.2	23.5	655.8	173.4	496.4	24.5	694.3

Trading portfolio liabilities	42.9	12.0	0.2	55.2	42.9	11.8	0.3	55.0

Negative replacement values	3.0	337.5	9.1	349.6	3.5	379.9	10.4	393.8

Financial liabilities designated at fair value	0.0	90.1	12.9	103.1	0.0	86.7	14.0	100.8

Other liabilities – amounts due under unit-linked investment contracts		18.6		18.6		18.1		18.1

Total liabilities	45.8	458.4	22.2	526.4	46.4	496.5	24.7	567.6

1 Bifurcated embedded derivatives, which are presented on the same balance sheet lines as their host contracts, are excluded from this table. As of 31 March 2011, the total amount of bifurcated embedded derivatives reduced the Balance sheet Debt issued position by CHF 1.2 billion (31 December 2010: reduction of CHF 1.4 billion). This reduction is a result of instruments classified as level 3, which were negative CHF 1.4 billion (31 December 2010: negative CHF 1.7 billion), and of instruments classified as level 2, which were positive CHF 0.2 billion (31 December 2010: positive CHF 0.3 billion).   2 Financial assets held for trading do not include precious metal and commodities.

Movements of level 3 instruments

	Financial assets held for	Derivative instruments
	trading (including those	Positive replacement	Negative replacement	Financial liabilities
CHF billion	pledged as collateral)	values	values	designated at fair value

Balance at 31 December 2010	10.8	12.4	10.4	14.0

Total gains/(losses) included in the income statement	0.3	(0.7)	(0.2)	(0.1)

Purchases, sales, issuances and settlements	(0.2)	(0.4)	(0.7)	(1.4)

Purchases	1.2	0.0	0.0	0.0

Sales	(1.4)	0.0	0.0	0.0

Issuances	0.0	1.0	0.2	1.2

Settlements	0.0	(1.3)	(1.0)	(2.6)

Transfers into or out of level 3	0.1	0.2	(0.2)	0.2

Transfers into level 3	1.7	0.9	0.9	2.1

Transfers out of level 3	(1.6)	(0.7)	(1.1)	(1.9)

Foreign currency translation	(0.1)	(0.2)	(0.1)	0.1

Balance at 31 March 2011	10.8	11.3	9.1	12.9

Financial information

Note 11 Fair value of financial instruments (continued)

Material changes in level 3 instruments

As of 31 March 2011, financial instruments measured with valuation techniques using primarily non-market observable inputs (level 3) included the following:
–	structured rates and credit trades, including bespoke collateralized debt obligations (CDO) and collateralized loan obligations (CLO);
–	reference-linked notes;
–	financial instruments linked to the US sub-prime residential and US commercial real estate markets;
–	corporate bonds and corporate credit default swaps (CDS); and
–	lending related products.

Financial assets held for trading

Financial assets held for trading transferred into and out of level 3 amounted to CHF 1.7 billion and CHF 1.6 billion, respectively. Transfers into level 3 were comprised primarily of CHF 0.7 billion of corporate bonds, CHF 0.4 billion of lending related products, CHF 0.2 billion of illiquid equity positions and CHF 0.1 billion of financial instruments linked to the European real estate market, as no independent price sources could be found to verify fair values. Transfers out of level 3 were comprised primarily of CHF 0.6 billion of corporate bonds, CHF 0.3 billion of CLO, CHF 0.2 billion of lending related products, and CHF 0.2 billion of financial instruments linked to the US and non-US real estate markets, as independent price sources became available to verify fair values.
Level 3 financial assets held for trading purchased during the first quarter amounted to CHF 1.2 billion. Purchases included CHF 0.3 billion of lending related products, CHF 0.3 billion of US commercial real estate traded loans acquired for warehousing purposes, CHF 0.3 billion of corporate bonds, and CHF 0.1 billion of asset-backed securities.
Sales of level 3 trading assets during the first quarter amounted to CHF 1.4 billion, which included CHF 0.4 billion of US commercial real estate loans securitized during the period, CHF 0.4 billion of lending related products, CHF 0.3 billion of corporate bonds and CHF 0.1 billion of financial instruments related to the US residential real estate market.

Derivative instruments

Derivative instruments transferred into level 3 included positive replacement values of CHF 0.9 billion and negative replacement values of CHF 0.9 billion. Transfers out of level 3 included positive replacement values of CHF 0.7 billion and negative replacement values of CHF 1.1 billion.
Transfers into level 3 positive replacement values were comprised primarily of CHF 0.3 billion of US commercial real estate total return swaps (TRS), where the reliability of independent underlying market data decreased; CHF 0.2 billion of structured credit bespoke CDO positions due to a reduction in the correlation between the portfolio and the representative market port-
folio used to independently verify market data; CHF 0.2 billion of distressed sovereign CDS as credit curves could not be independently verified; and CHF 0.2 billion of subprime residential mortgage-backed securities (RMBS) CDS as the reliability of independent market data decreased. Transfers into level 3 negative replacement values were comprised primarily of CHF 0.3 billion of US commercial real estate TRS, CHF 0.2 billion of structured credit bespoke CDO positions, CHF 0.1 billion of subprime RMBS CDS and CHF 0.1 billion of corporate CDS.
Transfers out of level 3 positive replacement values were comprised of CHF 0.2 billion of structured credit bespoke CDO positions due to improved correlation between the portfolio and the representative market portfolio used to independently verify market data; CHF 0.2 billion of US commercial real estate CDS; and CHF 0.2 billion of subprime RMBS CDS, as the reliability of independent underlying market data increased. Transfers out of level 3 negative replacement values were comprised primarily of CHF 0.3 billion structured credit bespoke CDO positions, CHF 0.2 billion of equity options where volatility could be independently verified as positions moved closer to maturity, CHF 0.2 billion of subprime RMBS CDS, CHF 0.1 billion of US commercial real estate CDS and CHF 0.1 billion of other CDOs where the ability to obtain independent underlying market data improved.
Issuances of level 3 positive replacement values were CHF 1.0 billion, which included CHF 0.7 billion of structured credit bespoke CDO positions, CHF 0.1 billion of equity options and CHF 0.1 billion of structured rates positions. Issuances of level 3 negative replacement values were CHF 0.2 billion, which included CHF 0.1 billion of structured credit bespoke CDO positions and CHF 0.1 billion of structured rates positions.
Settlements of level 3 positive replacement values were CHF 1.3 billion, which consisted primarily of CHF 1.0 billion of structured credit bespoke CDO positions and CHF 0.1 billion of equity options. Settlements of level 3 negative replacement values were CHF 1.0 billion, and consisted primarily of CHF 0.4 billion of structured credit bespoke CDO positions, CHF 0.2 billion of structured rates positions and CHF 0.2 billion of US and non-US residential real estate positions.

Financial liabilities designated at fair value

Transfers of financial liabilities designated at fair value into level 3 of CHF 2.1 billion consisted primarily of CHF 0.7 billion of credit-linked notes where the embedded CDS credit curve and recovery rates could not be independently verified, CHF 0.7 billion of interest rate-linked notes where the volatility of the embedded option could not be independently verified, and CHF 0.5 billion related to a US commercial real estate structured note where the reliability of the independent underlying market data decreased.
Transfers of financial liabilities designated at fair value out of level 3 were CHF 1.9 billion, and consisted primarily of CHF 0.7 billion of credit-linked notes where the embedded CDS credit curve and recovery rates could be independently verified, and CHF 0.7

Notes to the financial statements

Note 11 Fair value of financial instruments (continued)

billion of equity-linked notes and CHF 0.5 billion of interest rate-linked notes where the volatility of the embedded options could be independently verified.
Issuances of level 3 financial liabilities designated at fair value of CHF 1.2 billion were comprised primarily of CHF 0.6 billion of equity-linked notes and CHF 0.4 billion of interest rate-linked notes. Settlements of level 3 financial liabilities designated at fair value were CHF 2.6 billion, which consisted primarily of CHF 1.7 billion of credit-linked notes and CHF 0.5 billion of equity-linked notes.

b) Valuation information

Own credit on financial liabilities designated at fair value

Own credit changes are calculated based on a funds transfer price (FTP) curve, which provides a single level of discounting for uncollateralized funded instruments within UBS. The FTP curve is used to value uncollateralized and partially collateralized funding transactions designated at fair value, and for relevant tenors is set by reference to the level at which newly issued UBS medium term notes (MTN) are priced. The FTP curve spread is considered to be representative of the credit risk which reflects the premium that market participants require to acquire UBS MTN. The FTP curve was implemented at the end of 2010, replacing the asset and liability management revaluation curve.
Amounts for the quarter represent the change during the quarter, and life-to-date amounts reflect the cumulative change since initial recognition. The change in own credit for the period can be analyzed in two components: (1) changes in fair value that are attributable to the change in our credit spreads during the period, and (2) the effect of “volume changes”, which is the change in fair values attributable to factors other than credit spreads, such as redemptions, effects from time decay, changes in the interest rates and changes in the value of referenced instruments issued by third parties. The disclosed own credit amounts are also impacted by foreign currency movements.
è	Refer to the “Risk management and control” section of this report for information on certain financial instruments with significant valuation uncertainty

Own credit on financial liabilities designated at fair value

	As of or for the quarter ended
CHF million	31.3.11	31.12.10	31.3.10

Total gain/(loss) for the quarter ended	(133)	(509)	(247)

of which: credit spread related only	(179)	(386)	(84)

Life-to-date gain	126	237	652

c) Deferred day 1 profit or loss

The table reflects financial instruments for which fair value is determined using valuation models where not all significant inputs are market observable. Such financial instruments are initially recognized at their transaction price, although the values obtained from the relevant valuation model on day 1 may differ. Day 1 reserves are released and profit is recorded in trading profit or loss as either the underlying parameters become observable or the transaction is closed out. The table shows the aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance (movement of deferred day 1 profit or loss).

	Quarter ended
CHF million	31.3.11	31.12.10	31.3.10

Balance at the beginning of the period	565	543	599

Deferred profit/(loss) on new transactions	34	101	49

Recognized (profit)/loss in the income statement	(97)	(51)	(58)

Foreign currency translation	(9)	(28)	6

Balance at the end of the period	493	565	596

Financial information

Note 12 Reclassification of financial assets

In 2008 and the first quarter of 2009, financial assets with fair values on their reclassification dates of CHF 26 billion and CHF 0.6 billion, respectively, were reclassified from “Trading port-
folio assets” to “Loans”. The table below shows the carrying values and fair values of these financial assets.

Trading portfolio assets reclassified to loans

CHF billion	31.3.11	31.12.10

Carrying value	11.6	11.9

Fair value	11.9	12.1

Pro-forma fair value gain/(loss)	0.3	0.2

In the first quarter of 2011, carrying values and pro-forma fair values decreased by CHF 0.3 billion and CHF 0.2 billion, respectively. The majority of the decreases relates to sales.
The table below provides notional values, fair values, and carrying values by product category, as well as the ratio of carrying value to notional value of the reclassified financial assets.

Reclassified assets

	31.3.11
				Ratio of carrying to
CHF billion	Notional value	Fair value	Carrying value	notional value

US student loan and municipal auction rate securities	5.0	4.2	4.4	89%

Monoline-protected assets	6.1	5.7	5.3	87%

Leveraged finance	0.5	0.4	0.4	77%

US reference-linked notes	0.5	0.4	0.4	80%

Other assets	0.9	0.8	0.7	83%

Total (excluding CMBS interest-only strips)	13.1	11.5	11.3	86%

CMBS interest-only strips		0.4	0.3

Total reclassified assets	13.1	11.9	11.6

Reclassified financial assets impacted our income statement as presented in the table below.

Contribution of the reclassified assets to the income statement

	For the quarter ended
CHF billion	31.3.11	31.12.10

Net interest income	0.1	0.0

Credit loss (expense)/recovery	0.0	(0.1)

Other income[1]	0.0	0.0

Impact on operating profit before tax	0.2	0.0

1 Includes net gains on the disposal of reclassified assets.

Notes to the financial statements

Note 13 Derivative instruments

	31.3.11					31.12.10
		Notional		Notional			Notional		Notional
		values		values			values		values
	Positive	related to	Negative	related to		Positive	related to	Negative	related to
	replace-	positive	replace-	negative	Other	replace-	positive	replace-	negative	Other
	ment	replacement	ment	replacement	notional	ment	replacement	ment	replacement	notional
CHF billion	values	values[1]	values	values[1]	values[1,2]	values	values[1]	values	values[1]	values[1,2]

Derivative instruments

Interest rate contracts	175	10,093	162	10,136	14,880	204	9,695	189	9,550	13,861

Credit derivative contracts	51	1,315	48	1,220	0	56	1,208	51	1,105	0

Foreign exchange contracts	106	3,544	111	3,292	7	113	3,326	123	3,228	9

Equity/index contracts	19	245	21	277	35	22	206	24	239	29

Commodity contracts, including precious metals contracts	6	46	6	43	69	6	39	6	33	41

Exotic contracts	0	0	0	1	0

Unsettled purchases of financial assets[3]	0	53	0	43	0	0	36	0	19	0

Unsettled sales of financial assets[3]	0	54	0	25	0	0	35	0	13	0

Total derivative instruments, based on IFRS netting[4,5]	359	15,352	350	15,037	14,991	401	14,545	394	14,186	13,940

Replacement value netting, based on capital adequacy rules	(270)		(270)			(302)		(302)

Cash collateral netting	(34)		(22)			(37)		(24)

Total derivative instruments, based on capital adequacy netting[6]	55		58			63		68

1 In case of netting of replacement values on the balance sheet, the sum of the notional values of netted derivatives is presented in accordance with the related net positive replacement value or net negative replacement value of the netted derivatives.   2 Receivables resulting from these derivatives are recognized on our balance sheet under Due from banks and Loans: CHF 1.1 billion (31 December 2010: CHF 0.7 billion). Payables resulting from these derivatives are recognized on our balance sheet under Due to banks and Due to customers: CHF 3.2 billion (31 December 2010: CHF 2.7 billion).   3 Changes in the fair value of purchased and sold financial assets between trade date and settlement date are recognized as replacement values.   4 Replacement values based on the IFRS netting. Refer to “Note 23 Derivative instruments and hedge accounting” in the “Financial information” section of our Annual Report 2010.   5 Includes agency transactions with a positive replacement value of CHF 6.1 billion (31 December 2010: CHF 9.3 billion) and a negative replacement value of CHF 6.4 billion (31 December 2010: CHF 9.5 billion) for which notional values were not included into the table above, due to significantly different risk profile.   6 Includes the impact of netting agreements (including cash collateral) in accordance with Swiss Federal Banking Law, based on the IFRS scope of consolidation.

Note 14 Other assets and liabilities

CHF million	31.3.11	31.12.10

Other assets

Prime brokerage receivables	13,942	16,395

Deferred pension expenses	3,240	3,174

Other	3,489	3,112

Total other assets	20,670	22,681

Other liabilities

Prime brokerage payables	37,199	36,383

Amounts due under unit-linked investment contracts	18,693	18,125

Current and deferred tax liabilities	727	847

Provisions	1,685	1,704

Other	7,484	6,661

Total other liabilities	65,788	63,719

Financial information

Note 15 Provisions and contingent liabilities

a) Provisions

		Litigation
	Operational	and regulatory		Contingent		Total
CHF million	risks[1]	matters[2]	Restructuring	claims	Other[3]	provisions

Balance at 31 December 2010	56	618	281	130	619	1,704

Increase in provisions recognized in the income statement	11	122	2	6	11	151

Release of provisions recognized in the income statement	(0)	(14)	(17)	(29)	(5)	(64)

Provisions used in conformity with designated purpose	(10)	(51)	(16)	(1)	(19)	(97)

Capitalized reinstatement costs	0	0	0	0	(1)	(1)

Disposal of subsidiaries	0	0	0	0	0	0

Reclassifications	0	0	(0)	3	(0)	2

Foreign currency translation/Unwind of discount	(1)	(9)	0	2	(2)	(9)

Balance at 31 March 2011	56	666	250	110	603	1,685

1 Includes provisions for litigation resulting from security risks and transaction processing risks.   2 Includes litigation resulting from legal, liability and compliance risks. Additionally, includes a provision established in connection with demands for repurchase of US mortgage loans sold or securitized by UBS as described in section c) of this note.   3 Includes reinstatement costs for leasehold improvement, provisions for onerous lease contracts, provisions for employee benefits (service anniversaries and sabbatical leave) and other items.

b) Litigation and regulatory matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation risks. As a result, the firm (which for purposes of this note may refer to UBS AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations. Such cases are subject to many uncertainties, and their outcome is often difficult to predict, including the impact on operations or on the financial statements, particularly in the earlier stages of a case. In certain circumstances, to avoid the expense and distraction of legal proceedings, the firm may, based on a cost-benefit analysis, enter into a settlement even though denying any wrongdoing. The Group makes provisions for cases brought against it when, in the opinion of management after seeking legal advice, it is probable that a liability exists, and the amount can be reliably estimated.
Certain potentially significant legal proceedings or threatened proceedings as of 31 March 2011 are described below. In some cases we provide the amount of damages claimed, the size of a transaction or other information in order to assist investors in considering the magnitude of any potential exposure. We are unable to provide an estimate of the possible financial effect of particular claims or proceedings (where the possibility of an outflow is more than remote) beyond the level of current reserves established. Doing so can be expected to seriously prejudice our position in these matters and would require us to provide speculative legal assessments as to claims and proceedings which involve unique fact patterns or novel legal theories, have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimant. In many cases a combination of these factors impedes our ability to estimate the financial effect of contingent liabilities.

1. Municipal bonds

In November 2006, UBS and others received subpoenas from the Antitrust Division of the US Department of Justice (DOJ) and the US Securities and Exchange Commission (SEC) seeking information re-
lating to the investment of proceeds of municipal bond issuances and associated derivative transactions. In addition, various state Attorneys General have issued subpoenas seeking similar information. The investigations are ongoing, and we are cooperating. Several putative class actions also have been filed in Federal District Courts against UBS and numerous other firms. In the SEC investigation, on 4 February 2008, we received a “Wells notice” advising that the SEC staff is considering recommending that the SEC bring a civil action against UBS in connection with the bidding of various financial instruments associated with municipal securities. In December 2010, three former UBS employees were indicted in connection with the Federal criminal antitrust investigation. Discussions with the SEC, DOJ and a number of state Attorneys General are ongoing.

2. Auction rate securities

The firm was the subject of an SEC investigation and state regulatory actions relating to the marketing and sale of auction rate securities (ARS) to clients, and to our role and participation in ARS auctions and underwriting of ARS. We were also named in several putative class actions and individual civil suits and arbitrations. The regulatory actions and investigations and the civil proceedings followed the disruption in the markets for these securities and related auction failures since mid-February 2008. At the end of 2008, we entered into settlements with the SEC, the New York Attorney General (NYAG) and the Massachusetts Securities Division whereby we agreed to offer to buy back ARS from eligible customers within certain time periods, the last of which began on 30 June 2010, and to pay penalties of USD 150 million (USD 75 million to the NYAG, USD 75 million to the other states). Our settlement is largely in line with similar industry regulatory settlements. We have settled with the majority of states and are continuing to finalize settlements with the rest. The fines being paid in these state settlements are being charged against the USD 150 million provision that was established in 2008. The SEC continues

Notes to the financial statements

Note 15 Provisions and contingent liabilities (continued)

to investigate individuals affiliated with the firm regarding the trading in ARS and disclosures. During the third quarter of 2010, a claimant alleging consequential damages from the illiquidity of ARS was awarded approximately USD 80 million by an arbitration panel and we have booked a provision of CHF 78 million relating to the case. We moved in state court to vacate the award. This matter has since been settled. We are the subject of other pending arbitration and litigation claims by clients and issuers relating to ARS.

3. Inquiries regarding cross-border wealth management businesses

Following the disclosure and the settlement of the US cross-border matter, tax and regulatory authorities in a number of countries have made inquiries and served requests for information located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. We are cooperating with these requests within the limits of financial privacy obligations under Swiss and other applicable laws.

4. Matters related to the credit crisis

We are responding to a number of governmental inquiries and investigations and are involved in a number of litigations, arbitrations and disputes related to the credit crisis and in particular mortgage-related securities and other structured transactions and derivatives. In particular, the SEC is investigating our valuation of super senior tranches of collateralized debt obligations (CDO) during the third quarter of 2007 and our reclassification of financial assets pursuant to amendments to IAS 39 during the fourth quarter of 2008. We have provided documents and testimony to the SEC and are continuing to cooperate with the SEC in its investigation. We have also communicated with and have responded to other inquiries by various governmental and regulatory authorities, including the Swiss Financial Market Supervisory Authority (FINMA), the UK Financial Services Authority (FSA), the SEC, the US Financial Industry Regulatory Authority (FINRA), the Financial Crisis Inquiry Commission (FCIC), the New York Attorney General, and the US Department of Justice, concerning various matters related to the credit crisis. These matters concern, among other things, our (i) disclosures and writedowns, (ii) interactions with rating agencies, (iii) risk control, valuation, structuring and marketing of mortgage-related instruments, and (iv) role as underwriter in securities offerings for other issuers.

5. Lehman principal protection notes

From March 2007 through September 2008, we sold approximately USD 1 billion face amount of structured notes issued by Lehman Brothers Holdings Inc. (“Lehman”), a majority of which were referred to as “principal protection notes,” reflecting the fact that while the notes’ return was in some manner linked to market indices or other measures, some or all of the investor’s principal was an unconditional obligation of Lehman as issuer of the notes. We have been named along with other defendants in a putative class action alleging materially misleading statements and omissions in the prospectuses relating to these notes and asserting claims under US securities laws. We have also been named in numerous individual civil suits and customer arbitrations (some of which have resulted in settlements or adverse judgments), were named in a proceeding brought by the New Hampshire Bureau of Securities, and are responding to investigations by other state regulators relating to the sale of these notes to our customers. The customer litigations and regulatory investigations relate primarily to whether we adequately disclosed the risks of these notes to our customers. We have entered into a settlement with FINRA, resolving its investigation.

6. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through about 2007, we were a substantial underwriter and issuer of US residential mortgage-backed securities (RMBS). We have been named as a defendant relating to our role as underwriter and issuer of RMBS in more than 20 lawsuits relating to at least USD 39 billion in original face amount of RMBS underwritten or issued by UBS. Most of the lawsuits are in their early stages. Many have not advanced beyond the motion to dismiss phase; some are in the early stages of discovery. Of the original face amount of RMBS at issue in these cases, approximately USD 4.5 billion was issued in offerings in which a UBS subsidiary transferred underlying loans (the majority of which were purchased from third party originators) into a securitization trust and made representations and warranties about those loans. The remaining USD 34.5 billion of RMBS to which these cases relate was issued in third-party securitizations where we acted as underwriter. In connection with most of the claims included in this latter category, we currently expect to be indemnified by the issuers against any loss or liability. These RMBS-related claims include cases in which we are named as a defendant in litigation by insurers of RMBS seeking recovery of insurance paid to RMBS investors. These insurers allege that UBS and other RMBS underwriters aided and abetted misrepresentations and fraud by RMBS issuers, and claim equitable and contractual subrogation rights. We have also been contacted by certain government-sponsored enterprises requesting that we repurchase USD 2 billion of securities issued in UBS-sponsored RMBS offerings.
As described below under “c) Other contingent liabilities”, we also have contractual obligations to repurchase US residential mortgage loans as to which our representations made at the time of transfer prove to have been materially inaccurate. Contested loan repurchase demands relating to loans with an initial principal balance of USD 30 million are the subject of litigation that has now been resolved.

7. Claims related to UBS disclosure

A putative consolidated class action has been filed in the United States District Court for the Southern District of New York against UBS, a number of current and former directors and senior officers

Financial information

Note 15 Provisions and contingent liabilities (continued)

and certain banks that underwrote UBS’s May 2008 Rights Offering (including UBS Securities LLC) alleging violation of the US securities laws in connection with our disclosures relating to our positions and losses in mortgage-related securities, our positions and losses in auction rate securities, and our US cross-border business. Defendants have moved to dismiss the complaint for failure to state a claim. UBS, a number of senior officers and employees and various UBS committees have also been sued in a putative consolidated class action for breach of fiduciary duties brought on behalf of current and former participants in two UBS Employee Retirement Income Security Act (ERISA) retirement plans in which there were purchases of UBS stock. In March 2011, the court dismissed the ERISA complaint. The plaintiffs have sought leave to file an amended complaint.

8. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) SA and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including FINMA and the Luxembourg Commission de Surveillance du Secteur Financier (CSSF). Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established under offshore jurisdictions with either direct or indirect exposure to BMIS. These funds now face severe losses, and the Luxembourg funds are in liquidation. The last reported net asset value of the two Luxembourg funds before revelation of the Madoff scheme was approximately USD 1.7 billion in the aggregate, although that figure likely includes fictitious profit reported by BMIS. The documentation establishing both funds identifies UBS entities in various roles including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members. Between February and May 2009, UBS (Luxembourg) SA responded to criticisms made by the CSSF in relation to its responsibilities as custodian bank and demonstrated to the satisfaction of the CSSF that it has the infrastructure and internal organization in place in accordance with professional standards applicable to custodian banks in Luxembourg. In December 2009 and March 2010, the liquidators of the two Luxembourg funds filed claims on behalf of the funds against UBS entities, non-UBS entities and certain individuals including current and former UBS employees. The amounts claimed are approximately EUR 890 million and EUR 305 million respectively. In addition, a large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff scheme. The majority of these cases are pending in Luxembourg, where appeals have been filed against the March 2010 decisions of the court in which the claims in a number of test cases were held to be inadmissible. In the US, the BMIS Trustee has filed claims against UBS entities, amongst others, in relation to the two Luxembourg funds and one of the offshore funds. A claim was filed in November 2010 against 23 defendants including UBS entities, the Luxembourg and offshore funds concerned and various individuals, including current and former UBS employees. The total amount claimed against all defendants is no less than USD 2 billion. A second claim was filed in December 2010 against 16 defendants including UBS entities and the Luxembourg fund concerned. The total amount claimed against all defendants is not less than USD 555 million. In Germany, certain clients of UBS are exposed to Madoff-managed positions through third-party funds and funds administered by UBS entities in Germany. A small number of claims have been filed with respect to such funds.

9. Transactions with City of Milan and other Italian public sector entities

In January 2009, the City of Milan filed civil proceedings against UBS Limited, UBS Italia SIM Spa and three other international banks in relation to a 2005 bond issue and associated derivatives transactions entered into with the City of Milan between 2005 and 2007. The claim is to recover alleged damages in an amount which will compensate for terms of the related derivatives which the City claims to be objectionable. In the alternative, the City seeks to recover alleged hidden profits asserted to have been made by the banks in an amount of approximately EUR 88 million (of which UBS Limited is alleged to have received approximately EUR 16 million) together with further damages of not less than EUR 150 million. The claims are made against all of the banks on a joint and several basis. In addition, two current UBS employees and one former employee, together with employees from other banks, a former City officer and a former adviser to the City, are facing a criminal trial for alleged “aggravated fraud” in relation to the City’s 2005 bond issue and the execution, and subsequent restructuring, of certain related derivative transactions. The primary allegation is that UBS Limited and the other international banks obtained hidden and/or illegal profits by entering into the derivative contracts with the City of Milan. The banks also face an administrative charge of failing to have in place a business organizational model to avoid the alleged misconduct by employees, the sanctions for which could include a limitation on activities in Italy. The City has separately asserted claims for damages against UBS Limited and UBS individuals in relation to this alleged failure. A number of transactions with other public entity counterparties in Italy have also been called into question or become the subject of legal proceedings and claims for damages and other awards. These include derivative transactions with the Regions of Calabria, Tuscany, Lombardy and Lazio and the City of Florence. We have issued proceedings before English courts in connection with a number of derivative transactions with Italian public entities, including some of those mentioned above, aimed at obtaining declaratory judgments as to the legitimacy of our behavior.

10. HSH Nordbank AG (HSH)

HSH has filed an action against UBS in New York State court relating to USD 500 million of notes acquired by HSH in a synthetic

Notes to the financial statements

Note 15 Provisions and contingent liabilities (continued)

CDO transaction known as North Street Referenced Linked Notes, 2002-4 Limited (NS4). The notes were linked through a credit default swap between the NS4 issuer and UBS to a reference pool of corporate bonds and asset-backed securities. HSH alleges that we knowingly misrepresented the risk in the transaction, sold HSH notes with “embedded losses”, and improperly profited at HSH’s expense by misusing our right to substitute assets in the reference pool within specified parameters. HSH is seeking USD 500 million in compensatory damages plus pre-judgment interest. The case was initially filed in 2008. Following orders issued in 2008 and 2009, in which the court dismissed most of HSH’s claims and its punitive damages demand and later partially denied a motion to dismiss certain repleaded claims, the claims remaining in the case are for fraud, breach of contract and breach of the implied covenant of good faith and fair dealing. Both sides have appealed the court’s most recent partial dismissal order, and a decision on the appeal is pending.

11. Kommunale Wasserwerke Leipzig GmbH (KWL)

In 2006 and 2007, KWL entered into a series of managed Credit Default Swap transactions with bank swap counterparties, including UBS. Under the CDS contracts between KWL and UBS, the last of which we terminated on 18 October 2010, a net sum of approximately USD 138 million has fallen due from KWL but not been paid. In January 2010, we issued proceedings in the English High Court against KWL seeking various declarations from the English court, in order to establish that the swap transaction between KWL and UBS is valid, binding and enforceable as against KWL. On 15 October 2010, the English court dismissed an application by KWL contesting its jurisdiction, and ruled that it has jurisdiction and will hear the proceedings. On 18 October 2010, we issued a further claim against KWL in the English court seeking declarations concerning the validity of our early termination on that date of the remaining CDS with KWL. On 11 November 2010, the English Supreme Court ruled in a case concerning similar jurisdictional issues, but not involving UBS, that certain questions should be referred to the European Court of Justice. Thereafter, KWL was granted permission to appeal certain jurisdictional aspects of its claim, and the court ordered a temporary stay of the proceedings related to our claim for a declaration as to validity. In March 2010, KWL issued proceedings in Leipzig, Germany, against UBS and other banks involved in these contracts, claiming that the swap transactions are void and not binding on the basis of KWL’s allegation that KWL did not have the capacity or the necessary internal authorization to enter into the transactions and that the banks knew this. We are contesting the claims and have also contested the jurisdiction of the Leipzig court. KWL made a submission in October 2010 making additional allegations including fraudulent collusion by UBS employees. By order dated
17 March 2011, the Leipzig court has stayed the proceedings against UBS and another bank pending the outcome of the appeal on the jurisdictional aspects in England.
The other two banks that entered into CDS transactions with KWL entered into back-to-back CDS transactions with UBS. In April 2010, we issued separate proceedings in the English High Court against those bank swap counterparties seeking declarations as to the parties’ obligations under those transactions. The aggregate amount that we contend is outstanding under those transactions is approximately USD 189 million. These English proceedings are also currently stayed.
It is reported that in January 2011, the former managing director of KWL and two financial advisers were convicted on criminal charges related to certain KWL transactions, including swap transactions with UBS and other banks.

12. Puerto Rico

The SEC has been investigating our secondary market trading and associated disclosures involving shares of closed-end funds managed by UBS Asset Managers of Puerto Rico, principally in 2008 and 2009. In November 2010, the SEC issued a “Wells notice” to two UBS subsidiaries, advising them that the SEC staff is considering whether to recommend that the SEC bring a civil action against them relating to these matters. We believe that the negative financial results, if any, to shareholders of the funds who traded their shares through UBS during the relevant periods were less than USD 5 million in the aggregate. There is, however, no assurance that the SEC’s staff will agree with our analysis.

13. LIBOR

We have received subpoenas from the SEC, the US Commodity Futures Trading Commission and the US Department of Justice in connection with investigations regarding submissions to the British Bankers’ Association, which sets LIBOR rates. We understand that the investigations focus on whether there were improper attempts by UBS, either acting on our own or together with others, to manipulate LIBOR rates at certain times. In addition, we have received an order to provide information to the Japan Financial Services Agency, and the UK Financial Services Authority has informed us that it is commencing an investigation, concerning similar matters. A number of putative class actions have been filed in federal courts in the US against UBS and numerous other banks on behalf of certain parties who transacted in LIBOR-based derivatives. The complaints allege manipulation, through various means, of the US dollar LIBOR rate and prices of US dollar LIBOR-based derivatives in various markets. Claims for damages are asserted under various legal theories, including violations of the US Commodity Exchange Act and antitrust laws.

Financial information

Note 15 Provisions and contingent liabilities (continued)

c) Other contingent liabilities

Demands related to sales of mortgages and RMBS

For several years prior to the crisis in the US residential mortgage loan market, we sponsored securitizations of US residential mortgage-backed securities (RMBS) and were a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (“UBS RESI”), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007 UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued. The overall market for privately issued US RMBS during this period was approximately USD 3.9 trillion.
UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.
We were not a significant originator of US residential loans. A subsidiary of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008, and securitized less than half of these loans.
When we acted as an RMBS sponsor or mortgage seller, we generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, we were in most cases contractually obligated to repurchase the loans to which they related or to indemnify certain parties against losses. We have been notified by certain institutional purchasers and insurers of mortgage loans and RMBS that possible breaches of representations may entitle the purchasers to require that UBS repurchase the loans or to other relief. We have received relatively few repurchase demands and have repurchased only a small fraction of the underlying loans.
In the period from 2006 through 2009, we received demands to repurchase loans having an original principal balance of approximately USD 356 million in the aggregate. Of that principal balance of USD 356 million, as of 31 March 2011, we had repurchased or agreed to repurchase loans accounting for about 5%. Repurchase demands accounting for about 54% were rescinded after rebuttal by UBS. Demands accounting for a further 32% either were rebutted by UBS but not rescinded (and are the subject of ongoing discussions) or were not pursued by the party making the demand. Repurchase demands accounting for about 9% were the subject of litigation that has been settled by the parties. The settlement includes a release of the plaintiff’s asserted claims and any potential claims in connection with approximately 13% of UBS RESI’s total whole loan sales of USD 19 billion for the period 2004 to 2007.
In 2010, we received demands to repurchase additional loans having an original principal balance of approximately USD 350 million. Of that principal balance of USD 350 million, as of 31 March 2011, we had agreed to repurchase loans accounting for about 13%, repurchase demands accounting for about 66% have been rebutted by UBS but not rescinded, we continue to review repurchase demands accounting for about 15%, and demands accounting for about 6% are being resolved between the repurchase requestor and the originators of the loans. We expect that the majority of the underlying loans subject to these 2010 repurchase demands will ultimately not be required to be repurchased. Since 1 January 2011, we have received demands to repurchase additional loans having an original principal balance of approximately USD 5 million. Those loans are under review.
As of the end of the first quarter of 2011, we had a provision of USD 99 million based on our best estimate of the loss arising from loan repurchase demands received from 2006 through 2011 to which we have agreed, or which we have rebutted but which are unresolved, and for certain anticipated loan repurchase demands of which we have been informed. It is not yet clear when or to what extent this provision will be utilized in connection with actual repurchases or indemnity payments, because both the submission of anticipated demands and the timing of resolution of such demands are uncertain. We nevertheless expect that most of the repurchases and payments related to the demands received in 2010, excluding any that become the subject of litigation, will occur in 2011.
We have made or agreed to make indemnity payments in amounts equivalent to 62% of the original principal balance of already-liquidated loans that were the subject of 2010 demands to which we agreed. With respect to unliquidated loans that we agreed to repurchase in response to demands made in 2010, we do not yet have sufficient information to estimate the charge we will recognize upon repurchase. Losses upon repurchase will reflect the estimated value of the loans in question at the time of repurchase as well as, in some cases, partial repayment by the borrowers prior to repurchase. It is not possible to predict future indemnity rates or percentage losses upon repurchase for reasons including timing and market uncertainties as well as possible differences in the characteristics of loans that may be the subject of future demands compared with those that have been the subject of past demands.
In most instances in which we would be required to repurchase loans or indemnify against losses due to misrepresentations, we would be able to assert demands against third-party loan originators who provided representations when selling the

Notes to the financial statements

Note 15 Provisions and contingent liabilities (continued)

related loans to UBS. However, many of these third parties are insolvent or no longer exist. We estimate that, of the total original principal balance of loans sold or securitized by UBS from 2004 through 2007, less than 50% was purchased from third-party originators that remain solvent. In respect of loans that we have agreed to repurchase pursuant to demands received in 2010, we have in turn asserted indemnity or repurchase demands against third parties for loans with an aggregate original principal balance of USD 29 million. Only a small number of our demands have been resolved, and we have not recognized any asset in respect of the unresolved demands.
We cannot reliably estimate the level of future repurchase demands, and do not know whether our past success rate in rebutting such demands will be a good predictor of future success. We also cannot reliably estimate the timing of any such demands.
As described above under “b) Litigation and regulatory matters”, we are also subject to claims and threatened claims in connection with our role as underwriter and issuer of RMBS.

Note 16 Financial liabilities not recognized on balance sheet

The table below shows the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

	31.3.11			31.12.10
		Sub-			Sub-
CHF million	Gross	participations	Net	Gross	participations	Net

Guarantees

Credit guarantees and similar instruments	8,714	(402)	8,313	8,612	(401)	8,212

Performance guarantees and similar instruments	3,260	(519)	2,741	3,362	(506)	2,856

Documentary credits	5,204	(352)	4,853	4,561	(255)	4,306

Total guarantees	17,179	(1,272)	15,906	16,535	(1,162)	15,374

Commitments

Loan commitments	61,386	(1,378)	60,007	56,851	(1,475)	55,376

Underwriting commitments	893	(544)	348	404	(196)	208

Total commitments	62,278	(1,923)	60,356	57,255	(1,671)	55,584

Forward starting transactions[1]

Reverse repurchase agreements	54,459			39,036

Securities borrowing agreements	262			454

Repurchase agreements	35,719			22,468

Securities lending agreements	23			783

1 Cash to be paid in the future by either UBS or the counterparty.

Note 17 Currency translation rates

The following table shows the main rates used to translate the financial information of our foreign operations into Swiss francs:

	Spot rate			Average rate
	As of			For the quarter ended
	31.3.11	31.12.10	31.3.10	31.3.11	31.12.10	31.3.10

1 USD	0.92	0.93	1.05	0.93	0.97	1.06

1 EUR	1.30	1.25	1.42	1.29	1.29	1.45

1 GBP	1.47	1.46	1.60	1.49	1.54	1.64

100 JPY	1.10	1.15	1.13	1.13	1.16	1.16

Appendix

UBS registered shares

UBS share price chart vs DJ Banks Titans Index

UBS shares and market capitalization

	As of			% change from
	31.03.11	31.12.10	31.03.10	31.12.10	31.03.10

Share price (CHF)	16.48	15.35	17.14	7	(4)

Market capitalization (CHF million)[1]	63,144	58,803	65,660	7	(4)

1Market capitalization is calculated based on the total UBS ordinary shares issued multiplied by the UBS share price at period end. Refer to “Note 8 Earnings per share (EPS) and shares outstanding” in the “Financial information” section of this report for more information.

UBS ordinary shares are registered shares with a par value of CHF 0.10 per share. They are issued in the form of Global Registered Shares (GRS). A Global Registered Share is a security that provides direct and equal ownership for all shareholders. It can be traded and transferred across applicable borders without the need for conversion, with identical shares traded on different stock exchanges in different currencies. The shares are currently listed on the SIX Swiss Exchange and the New York Stock Exchange.

Ticker symbols

Trading exchange	Bloomberg	Reuters

SIX Swiss Exchange	UBSN VX	UBSN.VX

New York Stock Exchange	UBS UN	UBS.N

Security identification codes

ISIN	CH0024899483

Valoren	2.489.948

Cusip	CINS H89231 33 8

Information sources

Reporting publications

Annual publications: Annual report (SAP no. 80531): Published in both English and German, this single volume report provides a description of: our UBS Group strategy, performance and responsibility; the strategy and performance of the business divisions and the Corporate Center; risk and treasury management; corporate governance and senior management and Board of Directors compensation; and financial information, including the financial statements. Review (SAP no. 80530): The booklet contains key information on our strategy and financials. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): The report discusses compensation for senior management and the Board of Directors (executive and non-executive members). It is published in English and German.
Quarterly publications: Letter to shareholders: The letter provides a quarterly update from executive management on our strategy and performance. The letter is published in English, German, French and Italian. Financial report (SAP no. 80834): The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is published in English.
How to order reports: The annual and quarterly publications are available in PDF format on the internet at www.ubs.com/investors/topics in the “Financial information” section. Printed copies can be ordered from the same website by accessing the order/subscribe panel on the left-hand side of the screen. Alternatively, they can be ordered by quoting the SAP number and the language preference where applicable, from UBS AG, F2AL-AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website: The “Analysts & Investors” section at www.ubs.com/investors provides the following information on UBS: financial information (including SEC results-related filings); corporate information, including UBS share price charts and data and dividend information; the UBS event calendar; and presentations by management for investors and financial analysts. Information on the internet is available in English and German, with some sections in French and Italian.
Result presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.
Messaging service/UBS news alert: On the www.ubs.com/newsalerts website, it is possible to subscribe to receive news alerts about UBS via SMS or e-mail. Messages are sent in English, German, French or Italian and it is possible to state theme preferences for the alerts received.

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements”, including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (1) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (2) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings; (3) the ability of UBS to retain earnings and manage its risk-weighted assets in order to comply with recommended Swiss capital requirements without adversely affecting its business; (4) changes in financial regulation in Switzerland, the US, the UK and other major financial centers which may impose constraints on or necessitate changes in the scope and location of UBS’s business activities and in its legal and booking structures, including the imposition of more stringent capital and liquidity requirements, incremental tax requirements and constraints on remuneration, some of which may affect UBS in a different manner or degree than they affect competing institutions; (5) changes in UBS’s competitive position, including whether differences in regulatory requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business, (6) the liability to which UBS may be exposed due to legal claims and regulatory investigations, including those stemming from market dislocation and losses incurred by clients and counterparties during the financial crisis; (7) the outcome and possible consequences of pending or future inquiries or actions concerning UBS’s cross-border banking business by tax or regulatory authorities in various jurisdictions; (8) the degree to which UBS is successful in effecting organizational changes and implementing strategic plans, and whether those changes and plans will have the effects intended; (9) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses; (10) changes in accounting standards or policies, and accounting determinations affecting the recognition of gain or loss, the valuation of goodwill and other matters; (11) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (12) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; and (13) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures, either within UBS or within a counterparty. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2010. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.
Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated based on rounded figures displayed in the tables and text and may not precisely reflect the percentages and percent changes that would be derived based on figures that are not rounded.

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

     This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Numbers 33-153882; 333-156695; and 333-156695-01 to -17) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; 333-103956; 333-127180; 333-127182; 333-127183; 333-127184; 333-162798; 333-162799; and 333-162800) and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Oswald J. Grübel
	Name:	Oswald J. Grübel
	Title	Group Chief Executive Officer

By:	/s/ John Cryan
	Name:	John Cryan
	Title	Group Chief Financial Officer

Date: April 26, 2011